FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 7/12/2023

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s Sustainability Report 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí
Name: Guillermo Etchepareborda        Name: Sebastián Martí
Title: Attorney in Fact                Title: Attorney in Fact

Dated: July 12, 2023

CONTENTS

4		16. Ternium at a Glance 18. Delivering Our Business Strategy 30. Leading the Development of the Mexican Steel Industry 32. Economic & Financial Performance
14

CHAIRMAN’S LETTER	THE COMPANY

8

OUR SUSTAINABILITY JOURNEY

12. Ternium’s Approach to Climate Change

36		130

ESG: ENVIRONMENTAL_SOCIAL_GOVERNANCE		ANNEXES

38. Addressing Climate Challenges: Strategies for a Sustainable Future
52. Minimizing Our Environmental Footprint
64. Improving Our Safety Performance
80. Realizing Our People’s Full Potential
92. Helping Our Communities Thrive
108. Strengthening Our Value Chain
118. Commitment to Integrity
132. Annex 1: GRI, SASB & TCFD Indexes 139. Annex 2: UN Sustainable Development Goals 143. Annex 3: Historical Data

Ternium S.A. (the “Company”) is a Luxembourg company
and its American Depositary Shares, or ADSs, are listed
on the New York Stock Exchange (NYSE: TX). We refer
to Ternium S.A. and its consolidated subsidiaries as
“we,” “our” or “Ternium.”
The financial and operational information contained in this report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared in accordance with IFRS and IFRIC interpretations as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons.

4. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

CHAIRMAN’S LETTER

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	5

Following an exceptional 2021, 2022 was another good year for Ternium as it navigated a highly volatile geopolitical and economic landscape in our region and at a global level. The war in Ukraine, rising inflationary pressures, the gradual slowdown in the global economy, as well as the economic instability in Argentina, created a challenging environment for our company.

In spite of these challenges, Ternium posted solid financial results for the year, with an EBITDA of $3.4 billion and net income of $2.1 billion on shipments of 11.9 million tons. Net sales were similar to those of 2021 despite slightly lower shipments, reflecting the benefits of integrating slab production in Brazil with finished production in Mexico. Free cash flow was particularly encouraging at $2.2 billion and we accumulated a net cash position of $2.6 billion by the end of the year. A dividend of $2.70 per ADS was approved for the year.

Despite the ongoing global uncertainty, we are moving forward with our agenda of growth and sustainability. Ternium, with its solid financial and unique industrial and commercial footprint, is well positioned to grow as a supplier of high quality steel products for the industrial sector throughout the Americas and to support nearshoring and industrial development opportunities.

Earlier this year, we announced significant investments which will continue to transform Ternium in the years ahead. Over the next three years, we will invest $2.2 billion in electric arc furnace (EAF) steelmaking and direct reduction of iron ore (DRI) facilities with a capacity of 2.6 million tons per year of steel slabs and 2.1 million tons per year of DRI. This investment will complete the integration of our flat-rolled steel production operations at Pesquería, Mexico, and will complement the ongoing expansion of our high value added production capacity in cold rolling, galvanizing and additional advanced finishing lines, including the expansion of our R&D center.

The investment in Pesquería is aimed at (i) strengthening our capabilities to supply Mexico’s industrial sector with its opportunities for growth due to the nearshoring of industrial supply chains, (ii) meeting “melted and poured” requirements under the USMCA trade agreement, and (iii) advancing towards our 2030 decarbonization target.

Ternium is already a steel producer with a relatively low level of CO2 emissions intensity, and is fully committed to further advance towards the decarbonization of its operations and to reducing their environmental footprint. Renewable energy is an important element in our decarbonization strategy and we are targeting to source 40% of our purchased electricity requirements from renewable energy as part of our 2030 decarbonization target. This year we will be investing $160 million in a wind farm in Argentina, which will supply 65% of our requirements

6. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

for purchased electricity in the country. We expect the wind farm to begin operations in the second half of 2024.

This month, we increased our investment in Usiminas by acquiring part of the participation held by Nippon Steel Corporation in the Usiminas controlling group. As a result of this transaction, we now hold 51.5% of Usiminas’ control group, which holds the majority of the company’s voting rights, with the right to nominate the CEO and a majority of the Board of Directors, and 25.1% of the total shares. With our increased involvement in the company’s management, we aim to increase Usiminas’ competitiveness and strengthen its position in the Brazilian flat steel market.

Combining our strong regional presence in the Americas, and our downstream capabilities for producing the most value-added products, we are in a unique position for supplying the needs of the manufacturing, construction, and energy sectors in a region that should play a key role in the repositioning of the global supply chain in the coming years.

Although our performance in safety has been recognized by worldsteel and most of our safety indicators have improved, with our lost time injury frequency rate falling to its lowest ever level, we deeply regret that three fatalities occurred in our operations over the past 12 months. These events have led us to question deeply all our procedures, actions and training activities to ensure that safety is prioritized above all else throughout our operations, that our people have the training and tools to proactively reduce risks and prevent hazards, and that everyone is encouraged to identify opportunities for improvement.

We are increasing our investment in education programs for the communities around our plants with the decision to build a Roberto Rocca Technical School in the community of Santa Cruz, Rio de Janeiro, where we have our Brazilian slab-making facility. The new school will complement the existing Roberto Rocca Technical Schools in Pesquería, Mexico and in Campana, Argentina. By establishing beacons of excellence and leveraging network effects, we are contributing to improve standards in technical schools widely across our communities as well as encouraging local students to fulfil their potential independently of their means.

In this report, you can learn more about how Ternium embeds sustainability principles in all aspects of its management. This stems from the long-term vision of our founding shareholders and a resolute focus on strengthening the positioning and competitiveness of our operations.

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	7

The guiding elements that shape the vision include the quality of our products and services, the relation with our local communities for which health, safety and respect for the environment are critical, the resilience and competitiveness of our value chain, and the central role of our people in our success.

Our employees are at the center of our efforts and achievements. I would like to give a special thanks to them for their ongoing efforts and achievements over the past year. I would also like to thank our customers, suppliers and shareholders for their continued support.

July 12, 2023

Paolo Rocca
Chairman

8. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

OUR SUSTAINABILITY JOURNEY

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	9

The concept of sustainability has been an integral part of our strategy for many years. At its core, it encompasses the principles of technical and operational excellence, as well as the preservation of people's safety. Safety is our primary value and extends to all those who perform roles within our facilities. To achieve these objectives, Ternium relies on the talent of its employees, and our efforts are focused on developing that potential, which is diverse and rich due to the multicultural nature of the countries in which we operate and are at the origins of our company.

We are thrilled to embark on a new phase of development with the Pesquería Industrial Center project at its base, representing the convergence of our vision for the future of the industry. The new DRI-EAF steel shop will be equipped with the latest technologies to accelerate Ternium's ongoing commitment to decarbonize its operations, including carbon capture capabilities and readiness to switch from natural gas to hydrogen for DRI production. In addition, all water utilized in the new facility’s production process will be sourced from wastewater treated for industrial use.

Our growth must be in harmony with the development of our communities, and education plays a key role in this aspect. In line with this commitment, we are strengthening our educational programs by building a new technical school in Santa Cruz, Brazil, and enhancing our existing programs to create more opportunities for all.

MÁXIMO VEDOYA CEO

10. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

Ternium is a flat and long steel producer with a strong presence in the Americas. Ternium’s facilities are located in Mexico, Brazil, Argentina, Colombia, southern United States, and Central America. Additionally, the company is taking management responsibility over Usiminas, a leading flat steel manufacturing company in the Brazilian market, by increasing its participation in the company's controlling group.

Ternium has grown along a strategy mainly based on organic investments and acquisitions, consolidating its regional markets by seeking import substitution and expanding its commercial presence. As growth accelerated, Ternium broadened its product offerings and developed more sophisticated products to meet increasingly demanding markets, including the need for high-strength and ultra-lightweight steel for the automotive industry.

At the heart of our current growth strategy is our Industrial Center in Pesquería, Mexico. Built from the ground up and fully based on a sustainability philosophy, the Pesquería Industrial Center combines the latest technological developments to achieve efficient, high-quality production with a strong focus on people's safety along with an environmentally conscious approach.

The recently announced upstream capacity project will enable the company to better meet industry needs and will be equipped with CO2 capture modules as well as the possibility of using green hydrogen when market conditions permit, allowing Ternium to further advance its decarbonization roadmap.

On this topic, in 2021, we set a medium-term goal to reduce our emissions intensity by 20% by 2030 compared to the 2018 baseline (scopes 1 and 2) along with a clearly defined roadmap based on six fundamental axes: energy efficiency; the use of renewable energies; the development of new raw materials in collaboration with business partners to replace coal and traditional iron ore pellets; the use of low-emission technologies; the expansion of CO2 capture and utilization capacity in existing plants, along with an increase in the use of scrap in the metal mix. We are also exploring other initiatives as part of our ambition to achieve carbon neutrality.

It is to be noted that all these initiatives have been feasible mainly thanks to the diverse talent we have fostered in our company over the years. Ternium is committed to developing its human capital, retaining talent, and ensuring equity among those who work within the company.

Sustainability is not a new topic for Ternium. ProPymes, the company’s support program for small and medium-sized suppliers and customers, has been in place for over 20 years. This program reflects our interest in growing together with our business partners and creating a resilient value chain even in times of adversity, such as the 2001 crisis in Argentina, when this program was created. Additionally, we continue to advance in our community growth programs, primarily focusing on education as a driver of change and social mobility.

Ternium reports to international agencies about its management approach and performance metrics on different Environmental, Social, and Governance (ESG) issues. In 2022, Ecovadis, a provider of business sustainability ratings, ranked Ternium within the 90th percentile in the "Manufacture of basic iron and steel" industry based on our policies, procedures, and actions related to environmental and labor practices, sustainable procurement and ethics. We also report to the Carbon Disclosure Project (CDP), an international non-profit organization that runs a global environmental disclosure system, on specific climate-change-related issues. In 2022, CDP rated Ternium with an A- in its Climate Change questionnaire thus including the company in the leadership category. This includes demonstrating adherence to best practices for strategy and action outlined in frameworks like the TCFD (Task Force on Climate-related Financial Disclosures).

Ternium has been acknowledged as a Sustainability Champion by the World Steel Association for five consecutive years and was recognized with the Steelie Award 2022 in the "Excellence in Education and Training" category. These relevant acknowledgments validate the company's commitment to sustainable growth and continuous improvement.

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	11

Pesquería Industrial Center in Mexico: At the forefront of the industry while maintaining an environmental focus

SUSTAINABILITY REPORTING

This report provides a comprehensive description
of Ternium’s integrated strategy, including the progress made during 2022 in various economic, environmental, social, and governance aspects.
It also highlights how company actions are contributing in achieving the Sustainable Development Goals defined by the UN in 2015.

The content of this sustainability report reflects the material topics established in 2019 after conducting a materiality assessment as well as the annual updates arising from interactions with our stakeholders.

It is prepared in reference to the international standards set by GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board), the guidelines of the worldsteel association, and follows the recommendations of the TCFD (Task Force on Climate-related Financial Disclosures) regarding climate change reporting.

In 2022, worldsteel distinguished Ternium under its Climate Action Recognition Program for the company’s support and contributions to worldsteel’s initiatives to reduce carbon dioxide emissions.

12. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

TERNIUM’S APPROACH TO CLIMATE CHANGE

OUR GOAL

The company is committed to achieve a 20% reduction in emission intensity rates (scopes 1 and 2) from its steelmaking sites by 2030, compared to a 2018 baseline.

Plans for 20% Emission Intensity Reduction by 2030

PROJECTS EXECUTED		PROJECTS UNDER DEVELOPMENT		PROJECTS UNDER ANALYSIS

INITIATIVES	MEXICO	BRAZIL	ARGENTINA	PROGRESS DURING 2022

_Guerrero facility in Mexico certified under ISO 50001
_Blast furnace expert control system incorporated at Brazil’s facility (IA technology)
_Increase of pulverized coal injection (PCI) in Brazil
_Equipment changes aimed at enhancing the energy efficiency of the production system

Energy efficiency projects

Scrap in the metallic mix				_Increase of the scrapyard capacity in Brazil The company recycled an aggregate of 2.8 million tons of scrap in 2022

Alternative raw materials-biomass				_Tryouts for mineral coal substitutes at an industrial scale with focus on biocarbon

Renewable energy				_Recently announced wind-farm project in Argentina and execution of smaller onsite projects

Carbon Capture and Usage (CCU)				_First phase of CCU expansion in Mexico completed in 2021. Ongoing studies to increase CCU in Mexico and plans to build a pilot plant in Brazil

Low carbon technology				_Announced EAF Project in Mexico based on DRI-EAF Technology

FRAMEWORK

Governance Board surveillance Ternium’s Vice-Chairman appointed in 2021 to oversee decarbonization roadmap progress.	Decarbonization committee Quarterly meetings with the CEO to review performance, projects and worldwide developments.	Strategy Scenario analysis and an internal carbon price for project evaluations. Price determined at $80/ton of CO2.		Risks Reviewed quarterly by Critical Risks Committee. Physical risk vulnerability analysis conducted by 3rd party (2021-2022)	Metrics GHG emissions Verified by a 3rd party under GHG Protocol and worldsteel’s methodology.

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	13

HIGHLIGHTS OF THE COMPANY’S LATEST MEDIUM-TERM INITIATIVES

LOW-CARBON TECHNOLOGIES
FOR A SUSTAINABLE FUTURE
New slab production capacity using the DRI-EAF
route. The direct reduction module will
include carbon capture capabilities and will
be ready to switch from natural gas to green
hydrogen whenever feasible.

FIRST WINDMILL FARM: TRANSFORMING
TERNIUM'S RENEWABLES LANDSCAPE
Ternium will invest $160 million in
a wind farm from which it will source electricity
in Argentina. The wind farm is expected to
reduce CO2 emissions by 92,500 tons per year
and have a power capacity of 72 MW.

About the project		About the project

LOCATION	CAPACITY	LOCATION	WIND TURBINES
Pesquería, Nuevo León, Mexico	DRI module: 2.1 million tons	Olavarría, Buenos Aires, Argentina	16 turbines

INVESTMENT $2.2 Billion	EAF- based steel shop 2.6 million tons	INVESTMENT $160 million	NOMINAL CAPACITY 72 MW

The project also includes the construction of a port facility in Brownsville, Texas, for the handling of raw material		The power generation capacity of the wind farm could increase in the future

BEYOND 2030

The company has partnered with Tecpetrol and Tenova to study carbon capture and storage solutions, as well as green hydrogen applications.
Ternium is also considering producing e-fuels, and evaluating initiatives for the production and use of biomass, along with other nature-based solutions to enhance atmospheric carbon capture like reforestation.

Loopers Angle
Loopers Tension
Mill Speed
Mill Currents & RMS
[430] CROP BUCKET
[1] [427] CS SG
[429] CS DEL.
[3] [426] COBBLE PUSHER

16. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

TERNIUM AT A GLANCE

12 MILLION TONS OF STEEL SHIPMENTS (2022)	$16 BILLION OF NET SALES (2022)	+20,500 EMPLOYEES

9 COUNTRIES	6 INTEGRATED FACILITIES	12 DOWNSTREAM FACILITIES

28 SERVICE CENTERS	23 DISTRIBUTION CENTERS

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	17

United States
El Salvador
Mexico
Nicaragua
Brazil
Guatemala
Costa Rica
Colombia
Argentina

STEEL SHIPMENTS 2022

Mexico
57%
Other markets 23%
Other
3%
Colombia
5%
Brazil
6%
USA
9%
Southern
Region
20%

FACILITIES

- Steel production and processing
- Iron ore mining and processing
- Service or distribution centers

18. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

DELIVERING OUR BUSINESS STRATEGY

SUSTAINABLE DEVELOPMENT GOALS

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	19

		ELEMENTS OF OUR BUSINESS STRATEGY & ACTIONS	KPIs
ELEMENTS OF OUR BUSINESS STRATEGY	_ __

Focus on sophisticated steel products
Pursue strategic growth opportunities
Enhance Ternium´s competitiveness by:
    _ a full product range offering,
    _ operational excellence by incorporating cutting-edge technologies and integrating Ternium's industrial system
    _ differentiated services with a strong distribution network

11.9 MILLION-TON SHIPMENTS (2022)

$16.4 BILLION IN NET SALES (2022)

ACTIONS	_ _ _ _ _ _ _ _
Initiating activities at the new hot-rolling mill in Pesquería in 2021
Announcing new downstream projects in 2022 with start-ups in 2024 and 2025, including a push-pull pickling line, a cold rolling mill, a hot-dip galvanizing line and additional finishing lines
Launching an upstream project in our state-of-the-art industrial center in Pesquería, Mexico, in 2023
Establishing a new R&D center in Pesquería to further expand Ternium's capabilities
Launching a wind farm project to replace 65% of the electricity purchased from third parties providers in Argentina
Increasing Ternium's participation in Usiminas' control group (2023)
Improving customer service systems through Ternium Activo and a marketing chatbot
Developing the Smart Factory concept, including the implementation of new stages in the simulator program for training in safety and evaluation of industrial processes

21% EBITDA MARGIN (2022)

$581 MILLION IN CAPITAL EXPENDITURES (2022)

20. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

STRENGTHENING TERNIUM'S PRODUCTION SYSTEM:
STRONG PRESENCE IN THE AMERICAS

Ternium’s goal is to increase value for stakeholders
by further consolidating its position as a top steel producer in Latin America and a prominent player in the Americas. Its business strategy consists of three key elements: actively seeking growth opportunities, emphasizing the production of high value added products, and continuously striving for efficient and competitive industrial operations.

The company has a track record of strategic business
growth through acquisitions and organic expansion. In
Mexico, its primary market, Ternium initially acquired
two large industrial companies: Hylsamex and Grupo Imsa in 2005 and 2007, respectively. In 2013, Ternium established the Pesquería Industrial Center, a state-of-the-art greenfield project focused on advanced technology and sustainability. This expansion facilitated the company's diversified steel product portfolio, particularly for the automotive sector.

During the last twenty years, the Mexican market has
experienced significant growth, mainly driven by a dynamic manufacturing industry. According to worldsteel’s data, apparent steel consumption in
Mexico increased at an average compound annual growth rate of 3% between 2000 and 2022. Moreover, the composition of steel supply in the country has created opportunities for import substitution.

In this context, Ternium made a series of investments
to strengthen and consolidate its presence in Mexico.
The first investment addressed the insufficiency of slabs production in Ternium´s industrial scheme in Mexico, given the higher downstream installed capacity. In 2017, Ternium acquired a slab mill in Rio de Janeiro, Brazil, with a production capacity of 5 million tons per year. This acquisition increased the company's total crude steel production capacity by approximately 70% to 12.4 million tons. Currently, the main destination of Brazilian slabs is the Pesquería facility in Mexico and a small portion is sold in the Brazilian market.

57%
OF TERNIUM'S STEEL SHIPMENTS
WERE SOLD IN MEXICO (2022)

37%
INCREASE IN SHIPMENTS IN MEXICO
SINCE INAUGURATION OF PESQUERÍA
INDUSTRIAL CENTER IN 2013

Ternium’s second investment focused on expanding
its product range and incorporating higher value added
products to cater to a more demanding market. In 2021, the new advanced hot rolling mill in the Pesquería Industrial Center started operations and we built a research and development center to support the manufacturing activity. This has led to a significant reduction in testing and certification time for highly specialized industries, including the automotive sector.The complete project includes other downstream facilities like a push-pull pickling line, a cold-rolling mill, a hot-dip galvanizing line and finishing lines, which are slated to begin operations in 2024 and 2025.

Recent developments have prompted a reevaluation of the Pesquería Industrial Center's capabilities, leading to further enhancements. As an example, the rule of origin of the USMCA (United States-Mexico-Canada Agreement) trade agreement, states that duty-free trade in the automotive sector is only available for goods that can be considered as originated from anyone of the member countries starting from 2027.

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	21

Pesquería New Hot Rolling Mill - The process of coil formation is carried out through hot rolling equipment.

As a result, in early 2023, Ternium announced the
construction of a new steelmaking facility comprising
an electric-arc-furnace-based steel shop, a DRI
module and a port. These facilities are set to produce high quality steels required for demanding applications, particularly in the automotive industry. The project is scheduled to commence operations in 2026, significantly increasing the company´s competitive position in the Mexican market. Notably, the new DRI module will incorporate carbon capture capabilities and be adaptable for transitioning from natural gas to hydrogen use when feasible, aligning with Ternium’s medium-term decarbonization goals.

As the market grows and trends like the nearshoring of the steel value chain emerge, Ternium reinforce its commitment to the industry by delivering high-quality steels and enhancing its commercial services.

Ternium strengthens its presence in Latin America

Ternium’s objective is to identify and pursue strategic opportunities for growth, enabling the company to strengthen its position in key markets throughout the
Americas. The focus is on enhancing its industrial system integration across operations in Mexico, Brazil, the US, Argentina, Colombia, and other countries. This involves broadening the range of value-added products and improving its production and distribution capabilities.

In Argentina, Ternium is the leader in the country's flat steel industry, which is the third largest in Latin America. With manufacturing customers accounting for around half of the local flat steel consumption, there are ample opportunities to offer value-added products and services. Through initiatives like the ProPymes program, the company has fostered strong connections within the local industrial cluster and supported the growth of medium and small enterprises, positioning itself favorably in the competitive landscape.

In Colombia, the fourth largest steel market in Latin
America, Ternium has expanded its capacity by
establishing a reinforcing bar facility in Palmar
de Varela in 2020. Additionally, the company owns finishing lines and service centers in Guatemala,

22. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

INGREASING OUR PARTICIPATION IN THE USIMINAS CONTROL GROUP

In March 2023, Ternium announced an agreement with Nippon Steel to acquire a portion of its stockholding, thus increasing Ternium’s stake in Usiminas’s control group.

The Usiminas control group holds the majority of the company's voting rights. With the recent closing of this transaction, Ternium now holds an aggregate participation of 51.5% in the control group. The Usiminas control group has also agreed a new governance structure. Ternium and its related companies will nominate a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers.

Usiminas is one of Brazil’s major producers of flat steel products, including iron ore mining, steel production, and steel processing and customization. In 2022, Usiminas shipped 4.2 million tons of steel products, of which 86% were directed to the Brazilian market, and 8.6 million tons of iron ore, with total net sales of BRL 32.5 billion.

1ST FLAT STEEL PRODUCER IN BRAZIL (AÇO BRASIL 2022 FIGURES)

51.5% TERNIUM'S PARTICIPATION IN USIMINAS' CONTROL GROUP

El Salvador, Nicaragua and Costa Rica, providing a widespread presence in Central America.

With its industrial footprint, network of distribution centers and commercial offices, Ternium is well equipped to offer differentiated logistics and stock management services. This gives the company a competitive advantage in major steel markets.

DELIVERING SOPHISTICATED STEEL PRODUCTS

Ternium’s product development roadmap aims to increase the participation of higher margin value added products in the sales mix, with a special focus on the expansion of Ternium’s offering of resistant and lightweight steel products for low carbon economy applications.

The start-up of the new hot-rolling mill in 2021
represented a technological leap forward in Ternium Mexico’s steel production capacity and strengthened its positioning in the high-end market sector. In this
sense, the development of substrates for galvanized top quality exposed parts with very high drawability requirements was one of the milestones achieved during the first months of operation of the new hot-rolling mill.

In 2022, the company intensified the product development activities to expand its high-end product portfolio for customers in the automotive, metal mechanic, home appliance, energy and electric motors industries. During the year we completed the design of new substrates to replace some of the hot-rolled steel products procured from third parties. This development will allow Ternium to become fully compliant with the new USMCA rules of origin in connection with the supply of galvanized products to the automotive industry. We also developed new hot-rolled steel products prototypes for the automotive industry to replace imported material. This industry holds a significant share in Ternium's shipments in Mexico, representing 24% in 2022.

Ternium also launched innovative coated steel coils that combine eco-friendly materials with energy-saving solutions for the construction sector. The company expanded its product range by developing coiled plates up to one inch, catering to the needs of the structural steel market.

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	23

Moreover, the company advanced its project to incorporate co-laminated finishing to its product offering. This new technology will enable us to offer steel products with superior aesthetic attributes for architectural and appliances designs. We are undergoing the product certification process and expect to start production soon.

Additionally, new features were introduced to the pre-painted products for motor casings, with the potential for implementation in home appliances. These new features provide new coating types that closely resemble stainless steel.

Ternium is utilizing its newly established R&D center in Pesquería, Mexico to secure steel product certifications for industrial customers. The facility has been accredited to ensure compliance with international regulations and customer specifications. In 2022, Ternium obtained 89 new product approvals for the automotive sector,
mainly attributed to the operation of its modern hot-rolling mill in Pesquería. This marks a substantial growth compared to the previous year. Additionally, the hot-rolling mill achieved ISO 9001 certification as a first step to being certified in 2023 under IATF 16949.

Ternium empowers future technological advancements with enhanced R&D capabilities

Ternium operates research facilities with laboratories in Mexico, Brazil and Argentina. These labs are used to conduct product performance tests and simulate production processes. The incorporation of the R&D
Center in Pesquería, which features physical modeling,
simulation of industrial processes, robotized testing,
and full-scale welding processes, has enhanced the
company's ability to evaluate technical characteristics
and explore new product functionalities.

Ternium's Pesquería R&D Center: Technical evaluation and innovation with advanced facilities for physical modeling, process simulation, and testing.

24. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

Innovative steels for Vaca Muerta
In 2022, Ternium and its sister company Tenaris collaborated in developing new steels for welded tube manufacturing in gas and oil infrastructure projects at the Vaca Muerta shale field in southern Argentina.

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	25

In 2022, Ternium made further investments to strengthen its R&D infrastructure. The second phase of the R&D project in Pesquería, Mexico was launched, and advanced electronic microscopes were installed in the laboratories of Argentina and Brazil. This allowed the company to bring the microscopy service in-house, previously outsourced to third parties. As a result, Ternium was able to accelerate optimization efforts in steelmaking operations, with a focus on producing environmentally friendly steels and ensuring the reliability of its products.

Ternium forms strategic partnerships for joint research

Ternium’s in-house research activities are complemented by its involvement in a global network of industry consortia, universities, and research centers. One notable example is its membership in WorldAutoSteel, an organization comprising major steel producers worldwide. Ternium actively participated in the engineering core team of the Steel E-Motive project, sponsored by WorldAutoSteel, in the design of cost-effective, safe, and sustainable autonomous and connected electric vehicles using cutting-edge engineering and advanced high-strength steel technologies.

Additionally, Ternium partners with universities on joint initiatives, fostering the involvement of researchers and students from prestigious institutions in early-stage development projects. These research initiatives cover the entire production cycle, including primary steelmaking, metallurgy, rolling and coating processes.

In 2022, the company continued developing joint projects along its value chain. They included the development of new steel products with Tenaris, a related company, for the manufacturing of welded pipes designed for Monterrey’s new water pipeline in Mexico and for infrastructure projects at Argentina’s Vaca Muerta oil and gas shale formation. The synergies identified in developing projects with leading industrial companies enable Ternium to anticipate market requirements, plan new processes, incorporate new equipment and technology, and build strong customer relationships.

SECOND PHASE OF R&D CENTER IN PESQUERÍA, MEXICO

Ternium's newly inaugurated R&D center in
Pesquería, Mexico (2021), entered the second
phase of its investment project, which focuses
on installing a new galvanizing simulator. This
state-of-the-art equipment is expected to be fully
operational by the first quarter of 2024, enabling
the company’s capabilities to conduct in-house
simulations that were previously outsourced
to third-party facilities. This advancement will
significantly expedite the development cycle for
new coated products.

$14.5 MILLION OF CUMULATIVE INVESTMENT IN R&D IN PESQUERÍA (2022)

Ternium’s customer technical assistance activities are focused on maximizing the performance of steel products and the efficiency of manufacturing processes in the steel industry’s value chain, supported by the company’s product R&D capabilities. In this regard, the company has jointly developed new steels with a customer and a service supplier for a tray prototype designed for rock transportation. Additionally, Ternium has jointly developed structural steels with a plate producer for wind energy towers, as well as galvanized steels with a manufacturer of solar panels for supporting structures.

26. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

53%
OF TERNIUM SHIPMENTS IN MEXICO
WERE DESTINED TO THE INDUSTRIAL
SECTOR (2022)

48%
OF TERNIUM SHIPMENTS IN ARGENTINA
WERE DESTINED TO THE INDUSTRIAL
SECTOR (2022)

ENHANCING TERNIUM'S COMPETITIVE EDGE

Ternium’s broad range of value-added products, just-in-time delivery, inventory management and other services offered to customers in major steel markets are supported by the company’s service center, distribution, sales and marketing networks.

As part of its customer retention strategy, the company
regularly assesses customer satisfaction through
client surveys in its main markets. In 2022, customer
satisfaction rates stood at 83% in Mexico, 83% in
Argentina, and 94% in Colombia, based on a sample
that represented approximately 70% of the company's
shipments in each market.

Ternium operates its industrial system on a unified IT
platform, enabling seamless coordination in offering
a wide range of products and services to its customer
base. In 2022, the company implemented several
enhancements in its customer engagement tools.

Ternium
Total Rolling Force [kN]
Torque & RMS [%]
R1 & Edger Gap [mm]
R1 Side Guides
Sizing Press

Pushing new limits: Uniting industrial excellence and IT integration for seamless product and service coordination

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	27

The "Webservice" platform was upgraded to "Ternium Activo," which features an improved, personalized, and faster navigation interface. Additionally, Ternium
is currently undertaking business-to-business (B2B)
developments with automotive clients to enhance
integration, reduce lead times, and eliminate manual
order input. These ongoing projects aim to deliver
significant benefits for both Ternium’s customers and
the company itself.

Throughout the year, the company made significant
progress in the development and implementation of
the Chatbot project, which was initiated in 2021
to address customer information needs. This tool harnesses the power of cognitive artificial intelligence and seamlessly synchronizes with the company's
systems in real-time. Through platforms like
WhatsApp, customers can access valuable information
regarding Ternium’s production cycles, order updates,
logistics details, and account status. Initially focused
on customers in Mexico, the application has now expanded its availability to include counter sales in

Central America and the Caribbean. Moreover, a pilot
project is scheduled for launch during 2023, targeting
customers in Argentina.

In addition to developing a full range of steel products
and delivering differentiated services to Ternium’s
customer base, it aims to enhance the company’s
competitive position by seeking excellence in
operational performance. The quest for operational
excellence relies on the cross implementation of
Ternium’s managerial, commercial and production best
practices.

Throughout 2022, Ternium made progress in testing
the migration of its SAP system to the SAP HANA
version. This comprehensive project covers the
functionalities of Maintenance, Accounting, Costs,
Inventory, and Procurement, and aims to unify the
entire company under a single system.

One of the major challenges for the implementation of this system has been the multicultural nature of the

DIGITAL PLATFORM UPGRADE ENHANCES CUSTOMER EXPERIENCE

In 2022, Ternium launched its new platform, Ternium Activo, as the primary point of contact with its customers. Customers can conduct all their commercial transactions, check status, review credit history, and more through this digital platform.

The development focused on three aspects: visual impact, structure and functionality, and personalization. Ternium Activo aims to provide users with a personalized experience, simplifying processes and providing self-management support tools.

Currently implemented for all customers in Argentina, Ternium plans to expand it to Mexico and integrate it into all other countries where the company operates.

129 FEATURES AVAILABLE ON THE PLATFORM	3,800 USERS REGISTERED ON THE PLATFORM UP TO DATE	+95% OF CUSTOMER ORDERS IN ARGENTINA PLACED THROUGH THE PLATFORM

28. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

Ternium expects to implement
SAP HANA for the entire company
by 2024. This project unites Maintenance, Accounting, Costs, Inventory and Procurement functions under one integrated system.

participants, as it involves all Ternium personnel worldwide.

The company also collaborates in providing technological assistance to related companies. In 2022, we initiated an important project to improve the operation and maintenance of a related company´s blast furnaces in Brazil, extending our best practices.

COMPETITIVENESS AGENDA: SMART FACTORY

SMART is the acronym for Social, Mobile, Analytics, Robotics and (internet of) Things. Ternium is making progress in the deployment of new digital technologies that are leading to step improvements in its operating performance. These new solutions are based on the processing and analysis of a constant stream of information and knowledge from Ternium’s industrial operations (data and events provided by meters, cameras and drones).

In order to support Ternium’s analytics needs across
all business functions, the company has implemented a
Data Lake, a single technological platform that meets
all the company’s big data and analytics requirements.
SMART factory applications include a wide array
of company functions such as order management,
administration, human resources, maintenance,
quality, and occupational health and safety. Solutions
encompass mobile and remote work; remote assistance
(augmented reality); personnel training (virtual reality
simulation); the execution of automated administrative
processes and tasks (robots); and the real-time
autonomous detection of unsafe conducts or situations,
the autonomous assessment of difficult-to-access
building structures and equipment, and the appraisal
of bulk material (automatic image interpretation
through artificial intelligence).

SMART factory applications also include the automated handling of steel products in the yards (RFID and WMS), and the prediction of failures in maintenance management (predictive analytics and data correlation). Ternium’s RFID system has been installed at several stockpile yards for identifying and tracking each coil from the moment it reaches the yards up to shipment, facilitating inspection procedures, improving inspectors’ safety and reducing operations lead times.

The slab continuous casters at the company’s Brazilian, Mexican and Argentine facilities use analytics and data correlation technology for maintenance purposes. The plan is to extend this technology to the company’s main flat steel hot-rolling, cold-rolling and galvanizing lines to shield strategic equipment and reduce interruptions, thus increasing the reliability of operations while lowering costs.

In 2022, the company's supply chain and systems teams developed a logistics center at the San Nicolas plant in Argentina, allowing real-time tracking and generating early alerts that enable timely decision making. The logistics center facilitates transport planning and real-time tracking of logistics execution, optimizing the use of warehouses and trucks.

Technology is present in all aspects of Ternium’s business, and one of the most significant and long-term impact activities is training. Among the most important objectives of using IT tools in training activities are the reduction of accident rates by reproducing high-severity incidents, improving work team performance by simulating everyday tasks and the tools used and by simulating the behavior of the main production lines to improve operating conditions or achieve new products in a controlled environment prior to industrial testing.

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	29

DEVELOPING A SUSTAINABLE EXPORT SOLUTION

Ternium has undertaken a project aimed at improving operations and reducing environmental impact in the export of slabs from Brazil to Mexico. This collaborative effort involved Ternium’s Global Logistics team in Uruguay, as well as the Supply Chain teams in Mexico and Brazil.

The key component of this initiative was the installation of cranes equipped with magnets at the port of Brownsville, USA.

These cranes facilitate the efficient unloading of Ternium Brazil’s slabs, which are then transported to Ternium’s Industrial Center in Pesquería, Mexico.

The implementation of this process has resulted in a significant reduction in the use of wooden dunnage for cargo securing.

As a result, approximately 26,700 trees are saved each year, leading to both environmental benefits and increased operational productivity.

$2.8 MILLION IN COST REDUCTION PER YEAR

SUSTAINABLE PROCUREMENT

While Ternium handles slab procurement directly,
the centralized procurement of raw materials and
industrial services is entrusted to Exiros, a company
established jointly with our related company, Tenaris.

By utilizing the combined purchasing power of both
companies, Exiros has built an extensive network
of suppliers, with nearly 49,000 registered and over
15,000 active vendors in 2022. Among these, 7,300
suppliers specifically cater to Ternium’s requirements.
The procurement services offered by Exiros are
certified under the ISO 9001 standard, ensuring a high
level of quality.

When evaluating suppliers, Ternium insists that all its business partners adhere to the same rigorous standards that the company upholds. These standards encompass ethical conduct, legal compliance and the fulfillment of health, safety, and environmental obligations. Alongside the Supplier Code of Conduct, Ternium has recently introduced a Sustainable Purchasing Policy to further engrave its dedication to sustainability throughout the supply chain. Ternium will actively oversee the implementation of these principles, either independently or with the assistance of third parties, as determined by the nature of the business relationship and its impact on Ternium’s operations.

Additionally, Exiros carries out yearly audits to
evaluate the health and safety practices of its suppliers.
These audits serve as a prerequisite for awarding or
renewing service contracts, and they play a crucial role
in long-term risk management. As of December 2022,
Exiros has successfully audited and certified 94% of its active service suppliers, who were classified based on a rigorous criterion pertaining to health, safety,
and environmental risks. The audit process follows
Ternium’s standardized self-assessment procedure,
which has been specifically tailored for suppliers offering services. In 2022 alone, a total of 525 new audits were conducted.

30. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

LEADING THE DEVELOPMENT OF THE MEXICAN STEEL INDUSTRY

TERNIUM'S GROWTH STRATEGY

Ternium aims at increasing stakeholder value by strengthening its position as a top steel producer across the Americas. Strategy: differentiation, high-value added products, efficient operations

		Progressive growth in steel consumption in the Mexican market		Import substitution opportunities for local industries

		3%	ANNUAL GROWTH RATE (CAGR) OF APPARENT STEEL USE IN MEXICO FROM 2000 TO 2022	40%	OF NET IMPORTS PARTICIPATION IN THE COUNTRY’S APPARENT FLAT STEEL USE (2022)

Opportunity to serve manufacturing activity with high-value-added products		Relocation of manufacturing activities within the steel value chain (nearshoring)		Compliance with the rules of origin set under the USMCA agreement

		$35B

66%	OF INDUSTRIAL CUSTOMERS PARTICIPATION IN THE COUNTRY’S APPARENT FLAT STEEL USE (2022)	$35B	INCREMENTAL ANNUAL EXPORTS OF GOODS AND SERVICES FROM MEXICO According to Inter-American Development Bank (IDB)	70%	OF THE STEEL PURCHASED BY OEMs MUST BE "MELTED AND POURED" IN THE USMCA REGION BY JULY 2027

TERNIUM’S CURRENT PRODUCTION SYSTEM IN MEXICO

STEEL		MINING		ENERGY
12 STEEL PRODUCTION AND/OR PROCESSING UNITS
		100% INTEREST IN LAS ENCINAS	50% INTEREST IN CONSORCIO PEÑA COLORADA	900 MW OF CAPACITY	TERNIUM SECURES THE SUPPLY OF ELECTRICITY IN MEXICO WITH A 78% PARTICIPATION IN A POWER PLANT JOINT VENTURE (TECHGEN)

12 DISTRIBUTION CENTERS ACROSS THE COUNTRY

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	31

RECENTLY ANNOUNCED PROJECTS IN THE USMCA REGION

MID 2024	1st HALF 2025	END 2025	1st HALF 2026

Push-pull pickling line PRODUCTION CAPACITY 550,000 TPY	Painting line PRODUCTION CAPACITY 120,000 TPY Sheverport, USA	Cold-Roll line PRODUCTION CAPACITY 1.6 million TPY Hot-dip galvanizing line PRODUCTION CAPACITY 600,000 TPY Pesquería, Mexico	Upstream Project Pesquería, Mexico EAF-based steel shop PRODUCTION CAPACITY 2.6 million TPY DRI Module PRODUCTION CAPACITY 2.1 million TPY

Finishing lines Pesquería, Mexico

NEW UPSTREAM PRODUCTION CAPACITY PROJECT

In 2023, Ternium announced a new steelmaking facility with an electric-arc-furnace-based steel shop & DRI module. The new DRI module will include carbon capture capabilities and readiness to switch from natural gas to hydrogen use.		Operations are scheduled to start in 2026, in line with Ternium's decarbonization goals for the production of crude steel with low carbon content.

Port facility Construction for raw material handling		DRI module For the production of DRI	EAF-based steel shop Steel production

$2.2 B Total investment

Scrap yard Selection and preparation of metal scrap		Consteel® Continuous scrap charging and preheating system
2026 Start-up expected in the 1st half

32. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

ECONOMIC & FINANCIAL PERFORMANCE
In 2022, Ternium achieved a high level of profitability and generated significant cash from operations. Net sales were $16.4 billion, including steel products net sales of $16.1 billion on steel shipments of 11.9 million tons, other products net sales of $322.8 million and iron ore products net sales of $410.8 million on iron ore shipments of 3.5 million tons. The majority of the iron ore production was consumed by our company's operations. Steel revenue per ton was $1,353, up $45 compared to revenue per ton in the prior year mainly reflecting a higher value sales mix in connection with the integration of Ternium’s industrial system.

During 2022, shipments in the Mexican market stood at 6.8 million tons, an increase of 5% compared to 2021, representing 57% of Ternium’s total steel shipments. Shipments in the Southern Region reached 2.4 million tons, or 20% of Ternium’s consolidated shipments in the steel segment, most of which were destined to the Argentine market. Shipments in the Other Markets region reached 2.7 million tons in 2022, or 23% of Ternium’s consolidated shipments in the steel segment.

Our major shipment destinations in the Other Markets region are usually the United States, Brazil, Colombia and Central America.

Operating income reached $2.7 billion, with Adjusted EBITDA of $3.4 billion. Adjusted EBITDA per ton reached $287 in 2022, decreasing $199 year-over-year on higher cost per ton, partially offset by slightly higher realized steel prices. The company’s net income in 2022 was $2.1 billion. Equity holders’ net income in 2022 was $1.8 billion, equivalent to earnings per ADS of $9.00.

Net cash provided by operating activities was $2.8 billion, with free cash flow of $2.2 billion after capital expenditures of $580.6 million. During 2022, Ternium advanced diverse projects throughout its main facilities, including those for further improving environmental and safety conditions and additional works in the new hot-rolling mill at the company’s Pesquería industrial center in Mexico. Ternium reached a net cash position of $2.6 billion at the end of December 2022.

	$1.2 BILLION IN EMPLOYEES	$581 MILLION IN CAPEX	$842 MILLION IN TAXES	$11.7 BILLION IN SUPPLIERS
$16.4 BILLION IN ECONOMIC VALUE GENERATED (2022)	$21 MILLION IN COMMUNITY	$577 MILLION IN CAPITAL PROVIDERS	$16 MILLION IN RESEARCH & DEVELOPMENT

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	33

	2022	2021	2020	2019	2018
STEEL SALES VOLUME (THOUSAND TONS)
Mexico	6,843	6,534	5,913	6,305	6,545
Southern Region	2,362	2,503	1,924	1,938	2,301
Other Markets	2,691	3,028	3,523	4,268	4,105
Total	11,896	12,065	11,360	12,511	12,951

IRON ORE SALES VOLUME (THOUSAND TONS)	3,457	3,809	3,797	3,576	3,616

ECONOMIC AND FINANCIAL INDICATORS ($ MILLION)
Net sales	16,414	16,091	8,735	10,193	11,453
Operating income	2,700	5,271	1,080	865	2,108
Adjusted EBITDA	3,415	5,863	1,525	1,526	2,698
Profit for the year attributable to:
Owners of the Parent	1,768	3,825	779	564	1,507
Non-controlling interest	325	542	89	66	156
Profit for the year	2,093	4,367	868	630	1,663

Capital expenditures	581	524	560	1,052	520
Free cash flow	2,172	2,154	1,201	595	1,219

BALANCE SHEET ($ MILLION)
Total assets	17,492	17,098	12,856	12,936	12,548
Total liabilities	3,723	4,863	4,413	5,221	5,063
Borrowings	1,032	1,479	1,723	2,189	2,037
Net (cash) debt	(2,597)	(1,155)	372	1,453	1,735
Capital and reserves attributable to the owners of the parent	11,846	10,535	7,286	6,612	6,393
Non-controlling interest	1,922	1,700	1,157	1,103	1,091

STOCK DATA ($)
Basic earnings per ADS	9.00	19.49	3.97	2.87	7.67
Approved dividend per ADS	2.70	2.60	2.10	—	1.20

Alternative performance measures
Non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. Non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

Adjusted EBITDA: equals net income of $2.1 billion adjusted to exclude net financial results of $70 million, income tax expense of $574 million, depreciation and amortization of $617 million, equity in results of non-consolidated companies of $37 million (loss) and, in the fourth quarter of 2022, the impairment of Ternium's investment in Ternium Brasil of $99 million.

Free cash flow: Free cash flow equals net cash provided by operating activities of $2.8 billion less capital expenditures of $581 million in 2022.

Net (cash) debt: equals borrowings of $1.0 billion less the consolidated position of cash and cash equivalents and other investments of $3.7 billion in 2022.
Direct Economic Value Generated: equals net sales plus interest income, proceeds from the sale of property, plant & equipment, other operating income, equity in earnings of associated companies and inflation adjustment results, less other financial losses. “Employees” equals labor costs. “Taxes” equals current income tax expense plus cost of sales and SG&A taxes, less the effect of changes in tax law. “Suppliers” equals cost of sales plus SG&A, less labor costs, depreciation of property, plant and equipment, amortization of intangible assets, allowance for obsolescence, cost of sales and SG&A taxes, R&D expenditures and community investments. “Capital Providers” equals dividends paid in cash to company’s shareholders and non-controlling interest, plus interest expense.

34. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

Galvanizing line at the Pesquería Plant
This robot functions as a "labeler", applying identification labels with chips to each coil produced. The labels are then read by the system providing real-time location information for each of the coils.

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	35

KEY FIGURES

STEEL SHIPMENTS MILLION TONS

CAPITAL EXPEDITURES $ MILLION

ADJUSTED EBITDA $ BILLION

ANNUAL DIVIDENDS $ PER ADS

38. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

ADDRESSING CLIMATE CHALLENGES: STRATEGIES FOR A SUSTAINABLE FUTURE

SUSTAINABLE DEVELOPMENT GOALS

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	39

		GOALS & ACTIONS	KPIs
GOALS	_ _ _ _

Reduce by 20% the emission intensity rate for our steelmaking sites (scopes 1 and 2) by 2030 compared to 2018 baseline
Plan and implement decarbonization strategies with the aspiration of achieving carbon neutrality in our products and operations, subject to technological feasibility and local market conditions
Make an efficient use of energy resources
Work alongside our supply chain to reduce GHG emission
$19.4 MILLION INVESTED IN DECARBONIZATION RELATED PROJECTS (2022)

1.7 CO2 PER TON OF CRUDE STEEL (SCOPES 1 & 2)

ACTIONS	_ _ _ _ _ _ _ _ _
Establishing a climate change governance structure, including Board oversight and a decarbonization committee
Incorporating a scenario analysis to assess asset vulnerability to physical risks
Using an internal carbon price for project evaluation
Developing a roadmap with key projects, annually reviewed, to achieve our 20% intensity reduction goal by 2030
Activating the upstream DRI-EAF project in Pesquería, Mexico, to reduce Terniums's average emissions intensity rate
Launching a wind farm project in Argentina with operations beginning in the second half of 2024
Participating in initiatives to establish a decarbonization path for the steel industry
Consolidating the company's energy efficiency program through locally defined initiatives under a unified corporate framework
Strengthening the company's management system by including:
–the certification under ISO 50001 standard,
–a third-party verification of emissions under GHG Protocol and worldsteel methodology,
–introduction of data processing systems to improve its granularity and analysis,
–supplier data collection

27% STEEL SCRAP CONTENT PER TON OF CRUDE STEEL

84% STEEL PRODUCED AT ISO 50001 CERTIFIED FACILITIES

22.7 GJ CONSUMED PER TON OF CRUDE STEEL

40. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

THE ROLE OF THE STEEL INDUSTRY IN ADDRESSING CLIMATE CHANGE

Steel has played a critical role in shaping modern economies and societies. Its strength, versatility, and durability have made it a fundamental component in modern civilization, from buildings and bridges to cars and household appliances. However, the steel industry is also a major contributor to greenhouse gas emissions, accounting for 7% to 9% of global anthropogenic CO2 emissions according to worldsteel figures. As the world seeks to transition to a low-carbon economy and mitigate the effects of climate change, the steel industry faces the significant challenge of reducing its carbon footprint while attending to the likely increase in global steel demand.

In this context, one of the main challenges in decarbonizing the global steel industry has to do with the fact that most of its production processes heavily rely on coal and other fossil fuels. Currently, close to 71% of global steel production is made through the blast furnace route, with an average global intensity rate of 2.32 tons of CO2 per ton of crude steel (tCO2/t crude steel) according to 2021 worldsteel’s data. There are alternative production routes with lower emission intensity rates, such as electric arc furnaces based on direct reduced iron (DRI) or scrap, with global average intensity rates of 1.65 tCO2/t crude steel and 0.67 tCO2/t crude steel, respectively (2021 worldsteel´s data accounting for scopes 1, 2 and 3 based on its sectoral approach methodology).

However, the selection of the production route depends on the availability and the cost-efficiency of resources, given that the steel industry operates in a highly competitive scenario. As developing economies advance and infrastructure enters a replacement phase, the availability of obsolete scrap will increase, which in turn could support a shift from steelmaking technologies based on iron ore to those relying more heavily on steel scrap. Over time, this shift could have a significant impact on iron ore and steel scrap consumption trends globally.

On the energy side, while renewables availability has improved in the last years, major projects must be executed to replace traditional energy sources and market conditions must be set by local governments incentivizing this transition.

Steel, with its versatility, strength, durability, and infinite recyclability, stands as the foundation of a sustainable transition, enabling a circular economy, reducing environmental impact, and meeting evolving global needs.

Access and availability of renewable energy sources such as wind, solar, and hydropower are also an essential element in the transition to a low-carbon economy. Renewable energy plays a pivotal role in the production of green hydrogen as part of a more advanced stage of decarbonization projects. This is because the electrolysis process used to produce green hydrogen relies heavily on electricity, and if this electricity comes from non-renewable sources, the process may not be carbon-neutral as expected.

As the world shifts towards a low-carbon economy, the steel industry plays a critical role. It has the ability to produce steel to be used in renewable energy infrastructure, such as wind turbines and solar panels. Additionally, steel solutions like carbon capture and storage technology contribute to decarbonization efforts. Moreover, lightweight high-strength steel is vital for helping other industries, like automotive, decarbonize their activities.

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	41

PRIMERO SEGURIDAD
Ternium
Un objetivo que construimos juntos.

Manizales plant, Colombia. 100% scrap-based facility for the production of long steel, Manizales is among Ternium's lowest emission intensity sites.

With that spirit, reduction of emission intensity rate and improvement of energy efficiency in operations are top priorities in Ternium’s climate change agenda.

TERNIUM'S PATH TO REDUCE CARBON EMISSIONS:
A CLOSER LOOK AT THE COMPANY'S DECARBONIZATION ROADMAP

In 2021, Ternium announced a medium-term target of a 20% reduction in its CO2 emission intensity rate at its steelmaking sites by 2030, considering scopes 1 and 2 emissions, compared to 2018 levels.

To achieve this medium-term goal, Ternium developed a comprehensive roadmap that takes into account its production settings, mature technologies, available resources, local regulations, and the national commitments made by countries under the Paris Agreement. The resulting strategy comprises six key axes: Increasing the use of DRI-EAF in the production mix; expanding carbon dioxide capture and usage capacity; increasing the use of renewable sources in the energy mix, further advancing Ternium’s energy efficiency program, intensifying the use of scrap in the metallic mix, and partially substituting metallurgical coal with biomass.

Given the relevance of climate change for Ternium’s overall business, the company's board of directors conducts quarterly reviews of the development and implementation of its decarbonization strategy. To ensure an effective progress tracking, the Board nominated its Vice-Chairman to oversee, on a quarterly basis, Ternium's climate change strategy. Additionally, Ternium has established a decarbonization committee,

42. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

with the CEO's participation, commissioned with monitoring project execution, market trends, regulatory changes, and proposing new courses of action to achieve the company's decarbonization objectives.

Ternium has recently disclosed its plans to execute significant projects over the next few years in line with its decarbonization roadmap. The most relevant project is the construction of new upstream production capacity at our Pesquería facility based on DRI-EAF technology. This project aims to increase the participation of this route from 29% to 39% by the year 2026. The DRI module will be readied, as the rest of our DRI modules in Mexico, to switch from natural gas to green hydrogen use.

The company also announced a wind farm project in Argentina, which involves an investment of approximately $160 million. The wind farm will replace 65% of the electricity purchased from third parties in Argentina, resulting in a reduction of 92,500 tons of CO2 emissions per year.

In the long term, achieving carbon neutrality will depend on multiple technological breakthroughs, and Ternium, along with its affiliate companies, is actively working on them. Tenova, a supplier of equipment and technology for the steel industry, is assisting in the development of carbon capture equipment and hydrogen-based burners. Tecpetrol's Energy Transition Business Unit is collaborating in the development of renewable energy projects, carbon capture and storage facilities and green hydrogen infrastructure. Additionally, Tecpetrol has launched a venture capital initiative to foster the growth of start-ups with the aim at accelerating decarbonization opportunities.

CLIMATE CHANGE GOVERNANCE

BOARD OF DIRECTORS
VICE CHAIRMAN
Oversees, on a quarterly basis, Ternium's climate change strategy
CHIEF EXECUTIVE OFFICER
DECARBONIZATION COMMITTEE
Quarterly meetings
-CO2
Performance review and progress on Ternium's roadmap
-CO2
Resource and investment issues
Changes in legal framework and new technologies update
CRITICAL RISKS COMMITTEE (CRC)
Quarterly meetings
Identification and assessment of risks
Follow up of mitigation and action plans
Every year
Critical Risks report to Board of Directors

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	43

Based on the potential that Latin America holds in terms of nature-based solutions, Ternium is currently conducting pre-feasibility studies for its participation in projects that involve biomass production and utilization, as well as for the protection and reforestation efforts in affected areas.

One of the potential projects focuses on expanding mangrove canopies, as these ecosystems play a crucial role in mitigating global warming by absorbing significant amounts of CO2. This innovative approach aims to compensate for residual emissions in the long term, addressing climate change while benefiting both human well-being and biodiversity.

Collaborative Efforts Required to Tackle
Climate Change

Reducing carbon emissions is a critical long-term goal that requires significant changes at a global level.

Encouraging the widespread adoption of green energy and improving energy infrastructure are necessary to ensure a reliable supply for both industry and residential areas. Disruptive low-carbon technologies and carbon capture and storage solutions must be developed and made commercially available for the industry. Governments have a role to play in promoting emission intensity reduction and incentivizing national industries through initiatives like the Inflation Reduction Act (IRA) in the US. It is crucial to ensure a level-playing field for all actors and prevent carbon leakage between regions. The financial sector should support investment projects that contribute to mitigate climate change and create favorable market conditions for these initiatives to prosper.

Aware of the sizable challenges ahead, Ternium has already set strategic alliances along its supply chain while promoting joint efforts with several other stakeholders in order to achieve its decarbonization goals.

Ternium recognizes that minimizing its environmental footprint presents a chance to foster innovation and new technologies, while collaborating with partners across the value chain towards a sustainable future.
In this regard, in 2021 the company signed a memorandum of understanding (MoU) with Vale, Ternium’s main iron ore supplier, to jointly study the use of iron ore briquettes at its blast furnaces, along with the economic feasibility of investing in an iron ore briquetting plant with Vale's technology at Ternium’s Brazil facility. Briquette technology enables the utilization of fines with lower iron content, thereby increasing efficiency in the utilization of natural resources and providing flexibility in Ternium’s iron ore supply scheme.

In this same line, in 2022, the company conducted successful pilot and industrial tests for the use of various types of charcoal derived from biomass and forestry as a substitute for mineral coal in the coking facilities at its steelmaking sites in Brazil and Argentina. Efforts are now underway to identify charcoals with sustainable certification.

SYNERGIC PARTNERSHIPS

The decarbonization of the value chain in the steel industry is of vital importance in order to achieve net-zero emissions. Collaborative efforts are critical to achieving a sustainable future. Ternium has already set strategic alliances along its supply chain while promoting joint efforts with several other stakeholders in order to achieve its decarbonization goals.

TERNIUM & VALE SIGNED MOU FOR TRYOUTS OF VALE'S BRIQUETTES AT TERNIUM’S BRAZIL FACILITY

TERNIUM EXPLORES BIOMASS AS METALLURGICAL COAL SUBSTITUTE WITH PARTNERS

44. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

As part of its sustainable procurement practices, the company is working on gathering information about the emission intensity of Ternium’s raw material and slabs purchases. This initiative is expected to have a significant impact in the registration of CO2 emissions in our suppliers’ base while helping us improve our assessment of scope 3 emissions. As a result of the 2022 campaign and after reviewing the information gathered, we incorporated to Ternium' scope 3 inventory specific emissions data from suppliers representing 67% of the purchases of raw materials and steel.

Ternium also collaborates with small and medium-sized local suppliers, assisting them in improving their own assessment of their product's footprint while identifying opportunities to reduce emissions and achieve energy efficiency in their internal processes (For more information please refer to “Strengthening Our Value Chain” Chapter).

Institutional Support for Decarbonization

Ternium is an active member of the World Steel Association (worldsteel) and a signatory of worldsteel’s Sustainable Charter, reaffirming its commitment to worldsteel’s sustainability principles. Within worldsteel, Ternium participates in several initiatives to measure and reduce CO2 emissions (Climate Action program and Step Up program) and reports on worldsteel sustainability indicators. In recognition of the company’s support and contributions, worldsteel has distinguished Ternium as Sustainability Champion for five years in a row.

Over the past few years, the company has been actively involved in various global initiatives focused on identifying optimal pathways for decarbonizing the industry. One notable example is the Technical Working Group (TWG) of The Net-Zero Steel Pathway Methodology Project, in which the company participated during 2021. This private sector initiative aims at establishing a feasible decarbonization roadmap for the steel industry, considering available technologies and their proposed decarbonization alternatives. The current steel sector decarbonization approach (SDA) under the SBTi (Science Based Target Initiative) treats the sector as homogenous, assessing a company’s carbon intensity target against a single carbon budget for steel,
As part of Ternium's 2022 emissions assessment campaign, data from suppliers representing 67% of slab and raw material purchases
were included in the company's GHG inventory.

without distinguishing between steel produced from iron ore (primary steel) or steel produced from scrap (secondary steel). The TWG report highlights the particularities of the industry and suggests common principles for a consistent assessment of the companies’ CO2 emission reduction targets, along with the contribution needed from the sector.

The company also promotes the definition of regulatory frameworks in the steel markets where it operates to ensure a level playing field between regions during the transition to carbon-free technologies. With that objective, Ternium maintains an active participation in national steel and industrial associations like Alacero in Latin America.

PROACTIVELY ASSESSING STRATEGY RESILIENCE
TO MITIGATE RISK

The company is currently undertaking comprehensive actions to move along with its decarbonization roadmap

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	45

Ternium
SABEMOS QUE LEERÁS ESTE MENSAJE:
La seguridad va primero.
¡Buen turno!
Cumpliendo las Reglas
nos cuidamos entre todos.

Expansion of the Pesquería Industrial Center, Mexico. Project announced with DRI-EAF technology prepared for CO2 capture and the use of green hydrogen.

aiming at meeting its 2030 target. The company is considering multiple scenarios in its strategy, including the International Energy Agency's Current Policy and Sustainable Development scenarios, which were published in October 2020, as well as the Nationally Determined Contributions (NDCs) of the countries where Ternium has steelmaking facilities. The company evaluates the commitments made by each country and leverages this information to develop an scenario for planning purposes. For example, Mexico has pledged to reduce emissions by accomplishing a 37.7% participation of renewable energy in the energy mix by 2030. Ternium’s Decarbonization Roadmap considers a 43% of participation of renewables at its Mexican steelmaking operations by 2030.

The company closely follows changes over time to the countries' pledges so it can adapt its roadmap to those objectives. For example, in March 2022 the Brazilian government confirmed its target to reduce by 37% its emissions by 2025 and 50% by 2030, compared to 2005 levels. The government has called upon the steel sector to develop a GHG mitigation curve as a starting point for discussions on the potential design of ETS (Emissions Trading System) regulations. Ternium is actively collaborating with other industry members to craft this plan, considering the available technologies and necessary changes within the steel industry's supply chain. The objective is to establish a framework that supports both environmental sustainability and the competitiveness of the sector.

Along with this, Ternium has also taken into consideration various scenarios designed by third party experts, particularly with regard to climate-related physical risks. In 2022, the company completed a vulnerability analysis of 18 operational sites in Mexico, Argentina, Brazil, Guatemala, Colombia and the US, encompassing 100% of the company's crude steel production.

46. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

Results of a third-party assessment conducted in 2021 and 2022 show that none of Ternium's main sites present a 'very high' or 'high' physical risk index.

The analysis considered the exposure to five natural hazards: pluvial floods, tropical cyclones, landslides, wildfires and droughts, and was carried out by an independent consultant firm through models based on different scenarios, which included the Representatives Concentration Pathway (RCP) 4.5 Celsius degrees scenario (intermediate), and the RCP 8.5 Celsius degrees scenario (extreme) from the Intergovernmental Panel on Climate Change (IPCC). These analysis covered two timeframes: 2020 to 2039 and 2040 to 2059. The analysis concluded that Ternium's facilities are not vulnerable to acute risks, considering the level of exposure and mitigation measures implemented by the company within the defined scenarios and timeframe.

TERNIUM'S STRATEGIES FOR IDENTIFYING AND ASSESSING CLIMATE-RELATED RISKS

Under Ternium’s Risk Management Policy, climate- related risks are identified and evaluated at a local level with the participation of its environmental, industrial and planning departments. All detected risks are classified according to a risk matrix that considers economic impacts and the probability of occurrence. All risks are reviewed at least three times a year and the ones classified as significant, highly significant or critical are discussed in the Critical Risk Committee, which is chaired by the CEO.
During these meetings, each business unit presents their mitigation plans, which are then approved by the committee.

Ternium classifies climate-change risks into two categories: transitional risks and physical risks. The company regularly evaluates the impact of changes in GHG emission policies and the increasing climate regulatory requirements. As part of this process, Ternium assesses government initiatives aimed at reducing GHG emissions, such as the introduction of carbon taxes, carbon-pricing systems, the adoption of "cap-and-trade" regulations or other measures to control GHG emissions. While the current policies in force in the countries where Ternium has industrial facilities do not have a significant economic impact in the company, future regulatory changes could eventually increase Ternium’s operating costs.

For instance, the 2017 tax reform in Argentina introduced a tax on certain fossil fuels. Natural gas, considered the transitional fossil fuel to decarbonization, was excluded and metallurgical coal and petrochemical coke were exempted as long as they are used as part of an industrial process other than for energy generation. Similarly, Mexico approved carbon taxing rules applicable to fossil fuels in 2013 and set a zero tax on natural gas. Later, in 2019, the government presented a pilot program for an Emissions Trading System (ETS) that would set a cap on emissions and allow the trade of emission certificates. In addition, the Brazilian Congress has been discussing initiatives to introduce a carbon pricing mechanism on industrial processes and power generation facilities, which could result in incremental costs for Ternium’s steel production in Brazil.

The company also monitors the economic impact of natural disaster scenarios, such as hurricanes, cyclones, droughts, floods and fires or extreme weather conditions (physical risks). For example, in 2020 and 2021, iron ore supplied to the company’s operations in Argentina from Brazil’s mines in the Pantanal Region (Mato Grosso do Sul state), which are barged down the Paraguay and Paraná rivers, were disrupted as this waterway recorded very low levels. To avoid operational disruptions, the company worked on improving its management of iron ore inventories, including new river transportation strategies and the development of new supply agreements to secure alternative sources.

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Sometimes, in the face of unexpected and isolated events, production suffers interruptions. For example, during the first quarter of 2021, extreme weather conditions in the southern United States and northern Mexico disrupted the provision of natural gas and energy to the company’s operations in Mexico, negatively affecting steel production levels for a short period of time. As extreme weather events become more frequent, the company will continue strengthening the analysis of climate-related risks, their potential implications and the probability of their occurrence.
Ternium’s sustainable steel solutions: meeting
the demands of a changing world

Ternium is currently focused on developing a new product roadmap that aims to expand the company's offering of lightweight, durable, and advanced steel products suitable for low-carbon economy applications.

In the field of renewable energy, Ternium supplies galvanized steel to manufacturers of solar panel supporting racks in Mexico and Argentina.

TERNIUM´S STEELMAKING ROUTES
MAIN PRODUCTION INPUTS				CRUDE STEEL PRODUCTION (2022)	CRUDE STEEL CAPACITY (2026)

1. Iron ore 2. Coking coal 3. Pulverized Injection Coal (PCI) 4. Natural Gas	BF Blast furnace	BOF Basic oxigen furnace	CC Slab continuous caster	63%	55%

1. Iron ore pellets 2. Natural gas 3. Electricity 4. Scrap	DRI Direct reduction iron plant	EAF Electric arc furnace	CC Slab and billet continuous caster	29%	39%

1. Scrap 2. Electricity		EAF Electric arc furnace	CC Billet continuous caster	8%	6%

48. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

PIONEERING CARBON CAPTURE FOR MORE THAN 20 YEARS

Ternium's Guerrero unit in Mexico incorporated direct reduced iron (DRI) technology back in 1998, which was exceptional at the time. Its Direct Reduction Plant revolutionized the industry with its cost-efficiency and environmentally conscious design.

Equipped with CO2 removal units that use amines technology, the facility captures and commercializes the CO2 generated during the reduction process as a co-product. This process helps to avoid emissions in other industries.

Since then, DRI technology was also successfully deployed in Ternium's facility in Puebla, Mexico.

40% INCREASE IN CO2 CAPTURE AND USAGE IN MEXICO FROM 2017 TO 2022

Furthermore, the recently installed hot-rolling mill in Pesquería, Mexico, is equipped with advanced technology that enables the production of high-value-added steels that are suited for the manufacturing of electric vehicles, supporting the automotive industry’s efforts to increase EVs participation in automotive sales. In 2022, Ternium initiated efforts to develop key Electrical Vehicle components to foster the application of its high strength steels in this very dynamic segment.

For the construction sector, Ternium has designed a new family of sustainable coil-coated steels and insulating panels, combining eco-friendly components and energy-saving solutions.

In 2022, Ternium sold approximately $ 86 million worth of products that were linked to renewable energy projects, electric vehicles, or transportation solutions designed to achieve weight reduction or improved capacity. The company expects this figure to continue growing in the upcoming years.

TERNIUM’S CARBON FOOTPRINT: A STEP TOWARDS TRANSPARENCY AND ACCOUNTABILITY

In 2022, Ternium’s CO2 emission intensity rate (scopes 1 and 2), stood at 1.7 tons of CO2 per ton of crude steel production, relatively in line with previous years and with the average of the global steel industry according to worldsteel's figures.

In 2021, the company took additional steps towards decarbonization by increasing the carbon capture and usage capacity at its Guerrero and Puebla facilities in Mexico. In 2022, the company captured 261 thousand tons of CO2 from the process, which then were sold to third parties. This prevented emissions in industries such as beverage and chemical, and is equivalent to the annual CO2 output of 58 thousand gasoline-powered passenger vehicles as defined by the United States Environmental Protection Agency (EPA). The figure represents a 40% increase in carbon capture and usage compared to 2017.

The second phase of expansion of the CO2 capture and usage capacity at these facilities is under technical analysis. Its execution will ultimately depend on the expansion of demand for CO2 in the market. Given the positive experience in Mexico, studies for CO2 capture and usage at the company's facility in Brazil are currently under development.

The company is actively exploring projects aimed
at replacing coal in the production route of Argentina and Brazil. One of those projects consists in increasing the use of pulverized coal to improve the reduction process while obtaining economic advantages. To this end, the company installed a PCI Injection System in the blast furnace in Brazil in 2022.

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Solar Power Project: 1,012 panels to generate 90% of the energy required for our corporate building in Monterrey, Mexico.

We anticipate that our CO2 emission intensity rate will show more significant decreases after 2025, as our decarbonization projects are finalized and reach their full operational stage.

In addition to analyzing specific projects aimed at reducing CO2 emissions, the company has been working on improving the management systems for monitoring, reporting, and verifying greenhouse gas (GHG) emissions.

Ternium applies worldsteel's methodology and the GHG Protocol corporate inventory with an operational control approach to quantify GHG emissions. We have implemented monthly monitoring of CO2 emissions from the steel mill and we are actively working towards further enhancement by implementing the GHG Protocol at the production process line level. The improvements made in tracking and registration of CO2 have allowed for the successful verification of indicators, for the second consecutive year, by an external consultant.

Our next steps include conducting a materiality analysis of all scope 3 categories to quantify and include the relevant ones in our inventory. Currently, the company's scope 3 corporate inventory under GHG Protocol methodology includes purchases of goods and services (raw materials and steel), upstream and downstream transportation, and employee travel (only for Brazil).

THE POWER OF EFFICIENCY: TERNIUM’S LATEST ENERGY MANAGEMENT EFFORTS

Ternium is firmly committed to enhance its environmental and energy management system. The company operates with the goal of achieving a circular

50. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

economy and minimizing CO2 emissions by efficiently
managing its energy supply.

Depending on the technology being used, Ternium power plants in Brazil and Argentina reutilize recovered residual gases from iron and steel production processes like Blast Furnace gas (BFg), Basic Oxygen Furnace gas (BOFg) and Coke Oven Gas (COg) and residual heat from coke making.

The power plant at our Rio de Janeiro facility supplies energy for the steelmaking process and sells 46% of the electricity generated to the Brazilian national grid. In addition, the company is reducing its natural gas consumption in Brazil by using biomethane obtained from solid urban waste. The fossil natural gas substitution rate with biomethane was approximately 6% in 2022, turning it into a flexible and renewable energy source.

In Mexico, Ternium relies on Techgen, a combined cycle power station owned in partnership with Tenaris and Tecpetrol, as its primary electricity supplier. Ternium contracts 78% of Techgen’s capacity of approximately 900 megawatts and sells unused electricity to the Mexican market. The utilization of electricity from Techgen represents a reduction in Ternium’s scope 2 emissions of approximately 7% compared to the utilization of electricity from the national grid. In addition in 2022 Ternium procured clean energy certificates equivalent to 14% of its total electricity consumption through Techgen.

In Argentina, the company uses process gases to produce most of the electricity required by the operation. This represents 56% of the total consumption. Self generated electricity is expected to increase once the wind farm in Argentina is fully operational in the second half of 2024 and replaces 65% of the electricity purchased from third parties.

Looking ahead, Ternium aims to achieve a target of 40% renewable energy in its energy mix by 2030.

Ternium's Commitment to Continuous Improvement

Energy efficiency plays a vital role in the decarbonization efforts as it helps to reduce energy consumption and minimize greenhouse gas emissions.
It also has economic benefits as it reduces energy costs and enhances overall productivity.

In 2014, the company launched a comprehensive energy efficiency program to identify and capitalize on opportunities for energy savings. Since that day, the energy efficiency program has expanded and it is yearly reviewed in light of the latest technology developments and the best market practices. In 2022, the company incorporated a new PCI injection system and a blast furnace automated expert operation system based on artificial intelligence in Brazil to improve the blast furnace operational performance.

In Argentina, Ternium initiated a technological update of motors in the descaler system of the hot strip mill at the San Nicolas facility by installing high-efficiency equipment. We are also in the process of replacing the steel ladle dryer-heaters in order to reduce the consumption of natural gas on the line, also improving safety conditions.

Our corporate building at the Universidad facility in Mexico has already achieved self-supply of 90% of its electricity needs through solar energy and the company has plans to install solar capacity in its service center in Apodaca in the last quarter of 2023.

Ternium’s top energy-consuming operations are in the process of certifying their energy management system under ISO 50001. At this stage, the Rio de Janeiro unit in Brazil, the steel shop and the hot rolling mill at the San Nicolás unit in Argentina, the Guerrero unit and the Pesquería unit in Mexico, have all completed the ISO 50001 certifications. Next steps include Puebla and Apodaca facilities in Mexico and the downstream facilities in Mexico as part of a more comprehensive plan to be deployed over the next five years.

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KEY FIGURES

EMISSION INTENSITY (SCOPES 1+2) (1) TONS OF CO2 EMITTED PER TON OF CRUDE STEEL PRODUCED

ENERGY INTENSITY (2) GIGAJOULES CONSUMED PER TON OF CRUDE STEEL PRODUCED

CO2 CAPTURE AND USAGE THOUSAND TONS

(1) The energy and emissions data presented herein are limited to Ternium's steelmaking facilities and are based on worldsteel's sectoral approach methodology. Carbon dioxide (CO2) emissions are the only greenhouse gas emissions reported, given the insignificant emission levels of other greenhouse gases within Ternium's processes.

Scope 1 emissions were calculated using Tier 3 emissions factors based on specific site measurements on the main raw materials performed by Ternium. CO2 captured and sold to other industries are considered as emissions avoided. Scope 2 emissions were estimated using location-based (Tier 2) and market-based (Tier 3) emission factors when applicable, but without accounting for clean energy certificates. If clean energy certificates were considered, it would result in a reduction of 1.12 million tons of CO2 and 0.11 tons of CO2 per ton of crude steel for scope 2.

(2) The energy intensity ratio and total energy consumption metrics account for all energy sources used, including fuels, electricity, and the energy required for feedstock production.

52. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

MINIMIZING OUR ENVIRONMENTAL FOOTPRINT

SUSTAINABLE DEVELOPMENT GOALS

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		GOALS & ACTIONS	KPIs
GOALS	_ _ _ _ _ _ _

Make an efficient use of resources
Minimize water use in water-stressed areas
Achieve circular economy and develop new markets for steelmaking co-products
Prevent pollution at the source, minimizing the impact of the company's operations on the environment
Preserve biodiversity within the company's area of influence
Incorporate environmental factors into all company decisions
Promote environmental stewardship within our industry and throughout our value chain, raising collective awareness among our employees and the communities in which we operate
$89.6 MILLION INVESTED IN ENVIRONMENTAL PROJECTS (2022)

100% OF STEEL PRODUCED IN ISO 14.001 CERTIFIED FACILITIES

3.3 M3 WATER USED PER TON OF CRUDE STEEL AT MEXICAN FACILITIES
ACTIONS	_ _ _ _ _ _ _ _	Executing an environmental investment plan 2020-2030 of $608 million
Designing closed water systems in greenfield projects when feasible
Prioritizing the use of sewage water in water-stressed areas
Enhancing water treatment capacity and improving the quality of treatment by upgrading facility infrastructures
Implementing engineering solutions to minimized impact of production activities in the environment
Promoting the alternative use of co-products resulting from the steelmaking process
Reinforcing environmental monitoring and control systems, which include the installation of sensors to enable real-time data reporting Extending certification to our main facilities under ISO 14001 standard

99.4% OF MATERIAL CONVERTED TO PRODUCTS & CO-PRODUCTS (MATERIAL EFFICIENCY)

54. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

ENVIRONMENTAL RESPONSIBILITY

Ternium considers environmental protection to be a core value, and as such, has implemented a corporate environmental and energy policy that establishes its principles and objectives, including the conservation of natural resources, the reduction of pollution and the proper waste management. The company strives to achieve the highest standards of environmental performance to ensure sustainable development and encourages its supply chain to follow the same principles.

The company’s commitment to environmental sustainability is supported by an environmental and energy management system that encompasses every production unit. The company conducts regular audits and certifications to update its environmental and energy management processes and to identify opportunities for improvement. Currently, Ternium’s

RESPONSIBLE OPERATIONS IN WATER-STRESSED AREAS

Ternium prioritizes responsible water management in its operations, employing a site-specific strategy that considers local conditions.

We utilize advanced technologies to optimize water management across the entire cycle, from intake to discharge and prioritize the use of non-potable water for industrial purposes. This minimizes our ecological footprint and supports a sustainable water usage.

49% OF MEXICAN FACILITIES' WATER INTAKE WAS SOURCED FROM SEWAGE IN 2022

steel production facilities are certified under ISO 14001, the environmental management standard.

To improve environmental performance, Ternium established a 10-year plan of environmental projects in 2020, which is updated annually. The current plan has a total budget of $470 million for the period 2023-2030.

WATER EFFICIENCY STRATEGIES

Ternium places a strong emphasis on responsible water management in its operations. The company has implemented a site-specific water management strategy that takes into account the unique characteristics of each location where it operates. Through continuous incorporation of cutting-edge technologies, Ternium aims to improve water management practices across the entire water cycle, from intake to discharge, in order to reduce its environmental impact and contribute to sustainable water usage.

Water availability is different in each location where Ternium operates. Based on the water risk atlas of the World Resource Institute (WRI), about 11% of Ternium’s total water withdrawal in the steel segment is located in areas of high water stress, mainly in Mexico. If we consider the water intake for cooling purposes in power plants, the exposure would come down to 2%.

Ternium carefully considers the proper use of water as a key resource when designing new facilities. The industrial center in Palmar de Varela, Colombia, inaugurated in February 2021, serves as a prime example of this commitment. The facility was designed with a 100% closed circuit system, meaning that the company only sources water from a third-party for replenishing purposes due to evaporation.

Over the years, Ternium has developed different strategies to minimize water usage at its Mexican steelmaking facilities, achieving a water use intensity rate of just 3.3 cubic meters per ton of crude steel produced in 2022. This figure is significantly lower than the average reported by a worldsteel study in 2011, which established an intake intensity of 28.6 m3 per ton of crude steel for a Blast Furnace based facility and 28.1 m3 per ton of crude steel in a facility with Electric Arc Furnace technology.

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The company has also consistently increased the use of third-party water, mostly sewage water from external wastewater treatment plants or directly sourced from the city's sewage system. As a result, the participation of third-party water at our Mexican facilities’ water intake reached 49% in 2022 from 44% in 2018.

At present, the utilization rate of sewage water in the Pesquería facility is 94%. The upcoming capacity expansion project will also utilize sewage water instead of groundwater, resulting in an increase in the use of wastewater at Mexican facilities. This project will require an expansion of the current water treatment plant's capacity.

Water plays a significant role in Ternium’s production system, both in steam generation and in cooling machinery. In this regard, the company's efficient water management system ensures that the majority of the water used (94% in 2022) is cleaned, cooled, and safely returned to its source.

Water discharge management

The company permanently monitors water discharges
in compliance with local environmental regulations.
All facilities measure water quality by considering numerous physicochemical and bacteriological

MEXICO: SUPPORTING THE COMMUNITY DURING WATER SHORTAGE

In 2022, the state of Nuevo Leon in Mexico faced a severe water crisis due to high temperatures, minimal rainfall, and depleted water reserves. Ternium responded to this dire situation by launching several initiatives to support the affected communities.

Collaborating in industry-wide initiatives
The company temporarily ceded the concession of 8 water wells with an approximate capacity of 2.75 million cubic meters per year to the state. This represented 21% of the total water ceded by the local industry for citizen consumption.

Providing Water Relief
The company provided over 10,200 liters of potable water and 1,9 million liters of non-potable water for domestic use to the communities surrounding the facilities.

10,200
LITERS OF POTABLE WATER
1,9
MILLION LITERS OF NON-
POTABLE WATER PROVIDED
FOR DOMESTIC USE

Participating in local water infrastructure
The company participates in the "El Cuchillo II" aqueduct project by providing 95,000 tons of steel to produce pipes.

95,000
TONS OF STEEL SOLD TO
PRODUCE PIPES

8	WATER WELLS CEDED IN CONCESSION

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LiDAR (Light Detection and Ranging) technology. Currently undergoing testing at Ternium's San Nicolás unit in Argentina and the Rio de Janeiro unit in Brazil.

parameters. Over time, Ternium has integrated advanced technologies and monitoring systems to enhance the quality of water discharges while reducing their environmental impact.

In 2022, the company invested in improving the final treatment of the main plant effluents at its San Nicolas facility in Argentina through the construction of two sedimentation pools. The pools have a treatment capacity of 32,000 m3/h and include entry chambers to standardize the flow velocities of the incoming effluents, dredges for sediment extraction, and an oil skimmer system. An impermeable yard was also constructed to dehydrate the extracted sediments using geobags.
The company had also completed the construction of a treatment plant for the rain water from the pet coke yard. This plant, through a physicochemical process, triggers the sedimentation of solids that are later reused in the sintering process or sold to the cement industry, transforming this material into a useful input for both industries.

In Brazil, Ternium has optimized water management tools by implementing online dashboards to track water reuse. This allows for real-time decision-making, thus avoiding delays in the performance analysis. In this facility, the company has also incorporated a Water Resources Committee to review water usage at each stage of the production process.

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AIR QUALITY

Ternium is committed to minimize its impact in air quality. In 2021, the company initiated a comprehensive project at its Guerrero unit in Mexico, which includes the construction of a dome in the iron ore yard, silos for the collection and storage of DRI, a wet dust collector suction system, and cladding of the steel mill façade. These measures will significantly reduce dust emissions from materials handling and transportation. The project is scheduled to be completed by 2025.

The company is also advancing a project at its steel shop in the San Nicolás unit in Argentina to further enhance its environmental performance by increasing the dust collection capacity with the revamping of the entire collection system, vertical ducts and flow control systems. In addition, Ternium expects to incorporate in this facility cameras and monitoring systems to strengthen its environmental management and operational control.

The company is utilizing cutting-edge technology for real-time air quality monitoring. LiDAR (Light Detection and Ranging) technology is currently undergoing testing at the San Nicolás unit in Argentina and the Rio de Janeiro unit in Brazil. This technology uses laser beams to assess site particulate matter emissions and establish virtual monitoring stations. This enables the company to gather real-time information about air quality impact and make informed decisions about environmental management.

BUILDING A CIRCULAR ECONOMY: TERNIUM'S FOCUS ON MATERIAL EFFICIENCY AND RECYCLING

Steel is a material that holds immense potential for a sustainable future, thanks to its endless recyclability without any loss in quality or properties. All the steel scrap generated in Ternium’s facilities is recycled. The company also purchases steel scrap from either scrap-processing companies or scrap collecting firms.

LIDAR SYSTEM`S COMP0NENTS

1. LASER
The equipment emits short pulses of light energy that reach the elements present in the atmosphere within its area of influence.

2. TELESCOPE
The optics capture the backscatter to be analyzed, coming from the deflection produced by the elements present in the atmosphere.

3. HEAD
This piece contains, in addition to the laser and the telescope, a detector that converts the captured radiation into electrical signals.

4. POSITIONING SYSTEM
This motorized mechanical system allows the laser to point in a specific direction.

5. CONTROL UNIT
The electrical signal is processed by algorithms that interpret the distance and concentration of the detected elements.

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In 2022, Ternium recycled 2.8 million tons of steel scrap to produce new steel, retaining all its properties.

The company is seriously committed to minimizing waste and maximizing material efficiency in its operations. We continuously develop and implement strategies to reduce the production of waste and maximize the use of co-products. In 2022, Ternium achieved a material efficiency rate of 99% in its steel operations, with 5.1 million tons of co-products being reused in the production process or sold to other industries.

Co-products mainly include blast furnace and steel shop slag, iron oxide and chemical substances. The use of Ternium’s co-products by other industries reduces their consumption of raw materials and energy, with a positive effect on carbon dioxide emissions and waste generation in the value chain as a whole.

In facilities with blast furnaces, the granulated slag is sold to the cement industry as a substitute for clinker. In 2022 the company sold 1.9 million tons of slag avoiding CO2 emissions of 1.1 million tons. Additionally, the slag generated in the steel shop is also used to consolidate roads and therefore avoiding the use of materials in other industries. As an example, during 2022, the company delivered over 360 thousand tons of recycled aggregate slag to pave the Santa Cruz industrial district main access roads in Rio de Janeiro, Brazil.

In Mexico, the dust generated by the electric-arc furnaces at its Guerrero and Puebla units, is transformed into Mix Rock® and other mixes, innovative co-product developed and registered by Ternium. These mixes and Mix Rock® enables the re-use of EAF dust and slag as a substitute for iron ore in the clinker production process in the cement industry. In 2022, Ternium sold 125 thousand tons of Mix Rock® from Guerrero and mixes from the Puebla and Churubusco units.

In addition, Ternium has sinter and briquetting
facilities that allow the recycling of different materials
captured by its air and water treatment equipment,
including iron ore fines, coal, lime and dolomite.

In the Blast Furnace route, significant amounts of processes gases are generated during the processing of metallurgical coal. In Argentina, Ternium utilizes these gases to produce chemical products such as tar and benzol, which are sold to third-parties.
Ternium meets customer demands with environmental product declarations (EPDs) for eight product families, offering transparency on steel products' environmental impact. EPDs include carbon footprint and materials used across the production processes, enabling informed decision-making.

Local governments play a vital role in promoting a circular economy by incentivizing the commercialization of co-products and scrap metal generated during the steel production process. One approach is for governments to start recognizing scrap as a raw material, rather than just considering it as waste. This would change the rules concerning waste disposal, thus fostering a more sustainable future and unlock the full potential of the circular economy.

LIFE CYCLE AND ENVIRONMENTAL PRODUCT DECLARATIONS

Ternium assesses the life cycle of its steel products and participates in worldsteel’s life cycle assessment (LCA) initiatives to help document and improve the steel product’s environmental footprint.

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Conserving Mangroves in Brazil: Ternium's Protection of 160 hectares (395 acres) in Sepetiba Bay, Rio de Janeiro

A steel LCA involves, among other indicators, a thorough inventory of the energy and materials utilized across the industry value chain, according to ISO 14040 and 14044 standards, to determine the greenhouse gas emissions of the products. Ternium’s LCA inventory reporting encompassed 92% of our crude steel production.

In response to customer demands for greater transparency on the environmental impact of steel products, Ternium has developed environmental product declarations (EPDs) for eight product families. These EPDs provide detailed information on the environmental impact of each product, including its carbon footprint and other relevant data. Customers can access this information on Ternium’s website. EPDs also help to achieve credits in certification schemes such as LEED (Leadership in Energy and Environmental Design). Our facility in Pesquería was certified under LEED in 2017.
PRESERVING BIODIVERSITY: TERNIUM'S COMMITMENT
TO ENVIRONMENTAL STEWARDSHIP

Sepetiba bay

Ternium’s Rio de Janeiro plant is situated near the Sepetiba bay coastline in Brazil. The company is committed to preserving the bay's flora and fauna, with a particular focus on 160 hectares (395 acres)
of mangroves.

Ternium currently participates in a research project in collaboration with the Universidade Federal do Rio de Janeiro and the Instituto Boto Cinza. The study focuses on the boto cinza, a species of dolphin that plays a vital role in the ecosystem, and aims to monitor their health and behavior using an innovative tracking and tracing system.

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Biodiversity
Ternium aims to promote biodiversity conservation. In Argentina, it collaborates with the Rewilding Argentina project that has successfully reintroduced the endangered Yaguareté (jaguar) in the province of Corrientes, among other species and locations.

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This research has two primary objectives: population ecology and chemical ecology. In addition these studies provide insights, into the habitats of whales, helping authorities redefine transit zones to prevent collisions with vessels. The results of this research were presented at the XIII Congress of the Latin American Society of Specialists in Aquatic Mammals (SOLAMAC). The scientific research sponsored by Ternium is currently in the submission stage for publication in scientific journals.

Iberá wetlands

Ternium sponsors the projects of the Rewilding Argentina Foundation at the Iberá wetlands, a protected area located at the northeast of Argentina. These projects have been incorporated into National Geographic Society’s Last Wild Places initiative. They seek to reintroduce in this area species that are considered extinct or endangered, such as the giant otter and the yaguareté, a kind of jaguar.

In 2022, following the devastating fires that occurred in this area during an extreme drought spell, Ternium, Tenaris and other members of the Techint Group donated materials to help with efforts to recover the local ecosystem. The donations included 53 tons of Ternium’s steel products (including sheets, profiles, and structural tubes) and machinery such as tractors to replace the perimeter fencing destroyed in the blaze, vital for keeping livestock separate from wildlife.

Expanding green areas in Ternium's facilities

In line with its commitment to environmental sustainability, Ternium has been actively engaged in reforestation projects over the last five years.

The company's efforts have focused on mining sites from Las Encinas in the Mexican states of Michoacán and Jalisco to compensate for the impact of the extractive activity in the area. In 2022, we planted approximately 136 thousand individuals of 29 native species as part of this reforestation program.

REFORESTATION AT CHIPINQUE ECOLOGICAL PARK IN MEXICO

In 2022, Ternium collaborated with the Seeds of Hope program at Chipinque Ecological Park in Nuevo León, Mexico. Through direct contributions and the Volunteers in Action program, which engaged the company's staff and their families, Ternium participated in reforesting areas impacted by fires, landslides, and the increasing presence of exotic species.

Ternium's contribution allowed the park rangers and the organization to plant over 1,400 native pine trees in the campaign.

+200 TREES PLANTED BY TERNIUM EMPLOYEES AT CHIPINQUE PARK

TERNIUM'S BIODIVERSITY INITIATIVES AIM TO MITIGATE THE COMPANY'S IMPACT ON THE ENVIRONMENT

Ternium takes proactive measures to protect local biodiversity before building new facilities. The company conducts extensive field work to identify ecological connectivity areas and ensures conservation in its steel and mining operations. Ternium also implements continuous monitoring and control programs in areas of conservation, rescuing wildlife and installing gates for reptiles, amphibians, and small mammals to connect habitats.

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KEY FIGURES

INVESTMENTS IN ENVIRONMENT PROJECTS $ MILLION

PARTICULATE MATTER EMISSIONS(*) KG/TON CRUDE STEEL

WATER MANAGEMENT AT MEXICAN FACILITIES MILLION CUBIC METERS

CO-PRODUCTS REUSED AND SOLD TO THIRD PARTIES(*) MILLION TONS

(*)    The information presented corresponds to Ternium’s steelmaking sites. For more information, please refer to the notes on pages 152 and 153.

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ENVIRONMENTAL AND ENERGY POLICY

– – – – – – – – – – – – –
Ternium, an integrated steel company, whose processes range from mining operations to the manufacture of finished steel products, defines in this Policy its commitment to environmental protection and its goal of achieving excellence in environmental and energy performance throughout its operations.

This Policy applies to Ternium and its subsidiaries. It will be actively disseminated to ensure compliance. The company believes that the sustainable development of its operations requires engagement through open dialogue with its employees, suppliers, contractors, customers and communities.

Caring for the environment is a core value, and establishes the following principles:

Environmental protection and energy efficiency is a responsibility of Ternium's personnel, as well as its suppliers and contractors.
Pollution must be prevented at the source, controlling the significant environmental aspects of our operations and minimizing their impacts and risks.
Compliance with the applicable legislation and voluntary agreements in relation to environmental protection and efficient energy consumption.
Promotion of continuous improvement in environmental and energy performance and management systems to achieve the established objectives and targets.
Integration of environmental and energy components into all company management processes.
Planning and executing decarbonization roadmaps with the ambition to achieve carbon neutrality of our products and operations, according to technological feasibility and local market conditions.
Using natural resources efficiently to contribute to circular economy.
Minimizing air emissions at the sites where we operate, optimizing the use of water, and maximizing its reuse.
Protecting biodiversity in areas where we operate and compensate the impacts where and when feasible.
Application of life cycle perspective and risk management in our continuous improvement processes, when feasible.
Promoting renewable energy generation and use, as well as the application of energy-efficient products, technologies and services, and the implementation of projects designed to improve energy and environmental performance, where significant.
Encourage the purchase of sustainable and energy-efficient products, technologies and services.
Promotion of employee training and awareness in relation to environmental protection and responsible energy use.

The company must provide the information, means and resources to enable compliance with this Policy, as well as with the objectives and goals established, thus supporting sustainability throughout operations, considering the context in which it operates.

All management levels are primarily responsible and accountable for environmental protection and energy consumption in their areas.

July 2023

Máximo Vedoya CEO Ternium

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IMPROVING SAFETY PERFORMANCE

SUSTAINABLE DEVELOPMENT GOALS

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		GOALS & ACTIONS	KPIs
GOALS	_ _ _ _ _ _ _ _ _

Promote a culture where safety is considered everyone's responsibility
Strengthen the company’s positioning as a global referent in process safety within the steel industry
Ensure compliance with all relevant occupational health and safety regulations
Achieve a 50% reduction in the IFR and LTIFR by 2025, compared to 2020
Assess on a regular basis risks and implement appropriate preventive measures
Implement ergonomics practices and prevent hygiene-related injuries
Shorten emergency response times and strengthen contingency plans
Foster active participation and collaboration of all employees in the company’s safety initiatives
Extend best practices in Safety to company contractors
$74 MILLION INVESTED IN HEALTH AND SAFETY PROJECTS (2022)

18% REDUCTION OF INJURIES FREQUENCY RATE (IFR) FROM 2020

25% REDUCTION OF LOST TIME INJURIES FREQUENCY RATE (LTIFR) FROM 2020

ACTIONS	_ _ _ _ _ _ _ _ __
Certifying our main facilities under ISO 45001
Conducting planned and random recurrent audits
Introducing preventive tools such as “task rejection”
Summing up an In-house development of a High-Risk-Task Certification Program in collaboration with Ternium University
Improving employee training and safety awareness
Developing a comprehensive five-year program on process safety, ensuring an integrated approach to risk management within the company
Implementing regular and recurrent communication on safety topics from management, including events such as Safety Day
Developing the Safe Supplier program
Participating in industry-wide health and safety initiatives such as worldsteel's Safety Day

91% OF EMPLOYEES AND CONTRACTORS OPERATE ON SITES CERTIFIED UNDER ISO 45001

+195 THOUSAND OCCUPATIONAL HEALTH AND SAFETY AUDITS (2022)

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SAFETY AS OUR NUMBER ONE CONCERN

The safety and well-being of Ternium’s employees are of paramount importance and serve as key drivers for the organization's long-term sustainability. Ternium endeavors to establish and maintain a safety culture that is dedicated to preserving the well-being of its employees. With this principle in mind, safety conditions are the primary consideration for any individual when initiating and carrying out their activities. Moreover, managers hold the responsibility for ensuring the occupational health and safety of all individuals working within their assigned areas.

FOSTERING A CULTURE OF PROCESS SAFETY

Process safety holds vital importance in the steel industry, as it plays a crucial role in preventing major incidents and ensuring the well-being of employees, the environment, the company's assets. The processes involved in steel production poses inherent risks that require systematic identification, assessment, and effective management.

Process Safety management is a core process at Ternium and involves assessing, understanding and managing risks associated with operations with the aim of reducing and ultimately eliminating injuries and incidents due to hazardous substances, materials and processes. We build our process safety management upon proactive initiatives, encompassing comprehensive risk assessments, equipment design
and maintenance, well-established safety management
systems and thorough employee training. Compliance with industry regulations and standards serves as a starting point as we strive for continuous improvement and maintain an unwavering commitment to protecting people and the environment.

Ternium’s process safety management model, known as ASP (for its Spanish acronym), is strongly aligned with the criteria of adopting leading global best practices in this discipline. It comprises 14 management elements categorized under three main pillars: technology, facilities and people. The objective is to achieve operational excellence through high standards of operational discipline and the continuous improvement of industrial processes.
"There should be no doubts among any of the people who work at Ternium that safety comes first."

MÁXIMO VEDOYA

In 2022, Ternium continued to advance its process safety cultural growth and consolidated preventive activities based on management criteria. We made progress in process risk analysis, which resulted in the development of new critical operating procedures. We conducted preventive measures such as fire drills and audits and we implemented risk insurers' recommendations thoroughly.

Furthermore, with a long-term vision in mind, we developed a five-year strategic plan, integrating shared objectives and initiatives within the company's maintenance areas. Among these initiatives are the creation of specific committees and the establishment of a common agenda in line with outlines set by widely recognized international organizations. Additionally, we improved risk analysis procedures incorporating the Bow Tie methodology into the process safety system along with tools to enhance the investigation of process safety-related events. The strategic plan also

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PRIMERO SEGURIDAD
"Estamos comprometidos a tomar todas las acciones posibles para preservar la seguridad y la salud de todos los que trabajamos en Ternium y de las comunidades donde operamos".
Ternium
RUTA DE EVACUACIÓN

Safety Day 2022: Addressing employees at Ternium's Industrial Center in Pesquería.

encompasses the implementation of projects such as the standardization of protection barriers across Ternium’s facilities in different regions.

OCCUPATIONAL HEALTH AND SAFETY INITIATIVES

Ternium articulated strategies to align the organization's culture with its Safety Vision, aiming at preventing accidents, ensure the safe management of production process, and foster engagement among employees, customers, and suppliers through effective communication. These strategies seek to promote the adoption of safe behaviors as a fundamental element of the company's culture, under the phrase "Safety First".

Risk assessment and the management of Occupational Health and Safety (OH&S) are seamlessly integrated into all business processes, reflecting Ternium’s OH&S policy. The leaders assume responsibility and accountability for OH&S performance within a broader framework of goals, with senior managers leading the implementation of strategies to fulfil the company’s Safety Vision.

Ternium relies on an OH&S management system that complies with the company's policy, as well as local and national laws and regulations. Periodic audits of processes and procedures are conducted to identify new opportunities for enhancing the safety management system and ensuring compliance with the company’s policy.

The company’s health and safety management system is certified under the ISO 45001 standard. Currently, 91% of employees and contractors working at company infrastructure operate in ISO 45001 certified facilities, including both upstream and downstream.

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External Audit: Ternium personnel receiving an external audit in the company's grinding and pelletizing control room at the Alzada mining facility in Mexico.

To maintain a standardized approach to recording environmental, health, and safety (EHS) information across all locations, including data related to preventive and corrective tasks, Ternium utilizes a platform called SIASSO (Sistema Integrado de Ambiente, Seguridad y Salud Ocupacional for its acronym in Spanish). This platform collects and processes user-reported information, which is then transformed into various EHS indicators to monitor performance, identify necessary corrective actions, and make informed decisions.

Unifying Culture and Safety
A few years ago, the company introduced its long-term Safety Vision, which encompasses strategies to establish a safety culture centered around leaders and people's behavior and which requires active engagement at all levels of the company.
One of the key components of the program is the Safety and Environment Hour initiative, during which middle and senior leaders dedicate an hour, three times a week, to tour operational areas across the production facilities. This initiative serves multiple purposes, including identifying safe behaviors that can be replicated across different facilities and addressing unsafe acts or situations through open dialogue with employees. This visit to the facility has specific objectives for each leader, which may include observing and evaluating factors such as people's behavior, safety conditions, presence of precursors in the area, operational discipline, and critical activities.

In 2022, an initiative was launched to evaluate the effectiveness of the Safety Hour as a preventive tool.

The process involved conducting surveys, workshops, and establishing multidisciplinary working teams that

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195,231
SAFETY HOUR WALKS, RESULTING IN
THE DOCUMENTATION OF DEVIATIONS OR
THE RECOGNITION OF GOOD PRACTICES

2,500
EMPLOYEES AND CONTRACTORS PARTICIPATED
IN THE SAFETY HOUR WALKS.

represented all the regions where we operate. This approach allowed us to redesign the tool effectively. The proposed improvements aimed to enhance the quality of plant visits and foster better interaction between leaders and their work teams.

In addition to the Safety Hour program, the company conducts verification audits according to the specific needs of each area to ensure compliance with relevant OH&S policies, procedures, and practices. Last year, over 15 thousand health and safety audits were conducted outside the Safe Hour formal scheme.

Leadership Engagement: Driving Change through
Active Involvement

Ternium is pursuing a cultural transformation regarding people's safety, and one of the key focuses is the development of leaders who embody that vision and extend best practices. One of the tools to achieve standardization and dissemination of best practices is the development of a comprehensive guidebook for managers.

This manual serves as a valuable resource, outlining expected behaviors and effective decision-making processes under various scenarios. It was created based on the insights and experiences shared by a diverse group of over 300 directors and managers from across the organization through virtual and in-person sessions.

During these gatherings, participants discussed various topics relevant to leadership, including the 7 best practices, common mental pitfalls, the Bradley curve, along with significant milestones in the field. Additionally, a dedicated website was designed in order to offer continuous support and resources for the implementation process. These best practices have also been extended to supervisors, with further plans to include hourly employees and contractors.

STAYING AHEAD: IMPLEMENTING PREVENTIVE MEASURES FOR SAFETY

Ten life-saving rules

Ternium has established the Ten Life-Saving Rules, a comprehensive set of actions designed to safeguard the lives of employees and contractors. These rules incorporate worldsteel's guidance and are the result of extensive research, including focus groups and studies conducted to identify the primary causes of high-severity accidents and fatalities at the company’s facilities. They are supported by established practices and routines that must be strictly adhered to by all employees.

The Ten Life-Saving Rules have been widely communicated across all of Ternium’s operations.
It aims at raising awareness among employees, customers, and suppliers, and they are subject to regular audits to ensure strict adherence. Given its importance in 2022, over 30,000 audits were conducted, with specific focus on the Ten Life-Saving Rules.

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THE 10 LIFE-SAVING RULES

Comprise a set of fundamental actions designed to prevent the risks of serious accidents.

These rules serve as a cornerstone of the safety management system, offering individuals more tools to ensure safe work practices.

1	Avoid exposing yourself to entrapment areas.

2	Comply with Effective Lockout and ensure zero power before handling equipment.

3	Use harness, lifeline, and block off the area when working at heights.

4	Keep a safe distance from suspended loads.

5	Make sure to check the Safety Sheets and emergency measures before working with gas and other hazardous substances.

6	Access the confined space only if you are authorized.

7	Operate mobile equipment you are certified for. If you interact with mobile equipment, keep a safe distance.

8	Work on electrical installations only if you are qualified for that, and have the appropriate PPE.

9	Perform hot work only if you are authorized and qualified.

10	Always comply with procedures, never take shortcuts, respect signaling and use the required PPE.

Task Rejection Tool

This tool strengthens people’s determination not to start or if started, to suspend a task when they consider that an uncontrolled risk is present. Task Rejection helps prevent injuries resulting from a lack of effective control of previously identified safety risks.

The company encourages the use of this tool and has started recognizing workers when their personal analysis of Occupational Health and Safety conditions prevents the occurrence of a high-risk event. In 2022, we recorded approximately 18,000 reports, 12% of which involved potential high risk.

Enhancing Safety Through Pre-Shift Assessments:
A Proactive Approach to Minimize Accidents

The company has identified behavioral factors, such as distraction, as contributing to certain accidents. In order to minimize these behaviors, an initiative has been implemented to assess the condition of workers prior to their shifts. Initially, the focus is placed on workers who perform high-risk activities, with the goal of determining their level of concentration on these tasks.

The chosen approach is a Readiness Test, a proactive and educational evaluation that helps identify behavioral risk factors among workers. This test is conducted daily to hourly employees, utilizing normalized responses and artificial intelligence to asses employees general state. Its purpose is to ensure that workers are mentally prepared and focused, effectively preventing potential incidents.

The application tests workers at the beginning of their shifts and measures parameters directly related to accidents, including impulse control, reaction time, attention, and concentration over time.

These parameters are monitored on a daily basis, providing valuable insights into workers' behavior and their physical and mental health conditions.

Detecting Precursors in All Processes

A potentially serious injury or fatality (PSIF) is defined as any incident, regardless of its actual severity, that

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READINESS TEST: HOW IT WORKS

Monitoring Before starting their shift, workers undergo a computer-based test.	Observation and analytics The system compares the test results with the worker's normal response curve to detect any deviations.	On-site alert The result, along with the required actions to be taken, is communicated to both the worker and their supervisor/leader.	Recording All the results are diligently recorded for the purpose of retrofitting the tool.	Follow up The health department, in collaboration with the supervisor/leader, implements the recommended actions and closely monitors the case.

has the potential to result in a life-threatening, life-altering, or a fatal accident. At Ternium, we prioritize potential severe injuries or fatalities in our corrective and preventive actions, treating them with the same level of importance as if a severe injury or fatality had actually occurred. Through this approach, we aim at significantly reducing the likelihood of fatalities.

Based upon this evidence, the company has increased its efforts to identify signals of potential severe injuries or fatalities, referring to situations where there are no control measures, the control measures being applied are not being effective or people do not comply with them.

The company has identified non-controlled repeating precursors through interviews with employees on a procedure called Critical Control
Verification. During 2022, over 900 employees performed more than 11,500 critical control verifications, which resulted in approximately 5,200 new continuous improvement projects.

Training programs

Management is committed to the training Ternium’s employees, customers and suppliers on the appropriate use of the company’s OH&S management systems as well as raising awareness of risks involved in performing their tasks. After the COVID-19 pandemic, the company strengthened its online offer through Ternium University's platform. In 2022, over 17 thousand employees and contractors received an average of 19 hours of training on safety-related issues focused on preventive measures and Ternium’s OH&S programs.

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TERNIUM'S SAFETY TRAINING RECEIVES INTERNATIONAL RECOGNITION

In 2022, Ternium was honored with the Steelie Award in the category of Excellence in Education & Training for its certification program in high-risk tasks. The certification program focuses on activities involving elevated risks, aiming at ensuring that only trained personnel are responsible for performing these tasks. It encompasses medical checkups, specific courses, on-the-job- training, and a final evaluation that grants authorization for employees to carry out the designated tasks. Currently, the certification is mandatory for locomotive, forklift and crane operators, as well as for maintenance tasks, work-at-heights or confined spaces, electrical risks and logout/tagout procedures. The certification process requires periodic re-certification every 1 to 3 years, depending on the nature of the activity and local regulations.

61% OF TARGET WORKERS HAVE BEEN CERTIFIED	78% OF TARGET WORKERS HAVE COMPLETED THE COURSES

INTEGRATING NEW TECHNOLOGIES IN TERNIUM'S SAFETY MANAGEMENT SYSTEM

The company has incorporated advanced technologies to enhance risk assessment, event analysis, and educational practices in the field of Occupational Health and Safety. Cutting-edge tools such as Video Analytics, drones for inspection routines, remote assistance from maintenance experts, simulations of high-risk events, and virtual reality have been integrated into our operations.

Automated video analytics continuously capture and monitor images of our operating activities, cross-referencing them with established specifications. If any deviation from the normal parameters is detected, visual, audible, or mechanical alerts are triggered, and information regarding the safety breach is automatically uploaded onto the SIASSO platform.

In addition, technology plays a crucial role in reviewing past events and extracting valuable lessons. High-risk events are analyzed using 3D technology, enabling the company to simulate these incidents, identify their root causes, and implement measures to minimize the likelihood of recurrence.

Furthermore, virtual reality training is employed for highly risky operations and maintenance activities, ensuring the safety of our employees. Currently, this tool is utilized in training sessions involving mobile equipment like forklifts and railway engines, as well as in sessions related to the manufacturing process.

No employee at risk

The company has initiated a process of redesigning operations in recent years with the aim of minimizing people's exposure to suspended and/or moving loads and high temperatures.

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Fully Autonomous Technology Ternium's Pesquería facility in Mexico showcases state-of-the-art automated and autonomous technology in its slab yard for safe and efficient operations.

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An example of this is the slabs yard for the new hot-rolling-mill in Pesquería, Mexico. In this storage as well as the transit area for slabs from Brazil, or third parties to the mill, all access points are controlled to prevent unauthorized entry. Additionally, the movement of cranes and transport carts is coordinated and synchronized by a warehouse management system, making them autonomous.

At the Guerrero plant, in Mexico, we use robots to measure the temperature and take steel samples from the electric arc furnace. This task used to be performed manually by an average of four times per steel casting. Currently, human involvement is limited to operating the robot and ensuring the availability of measurement supplies.

In Brazil, the company utilizes a robot operated from the blast furnace casting control room to apply refractory material in the casting channel. This innovative solution not only extends the lifespan of the production system but also ensures the safety of our personnel by reducing human exposure to temperatures exceeding 200°C.

Additionally, two new robot cells have been implemented at the BOF (Basic Oxygen Furnace) to eliminate operator involvement in steel sampling and measurement activities and increase consumables capacity as well as introducing new cleaning functionality. This solution significantly enhances the safety of the operational personnel and process.

COMPANY’S SAFETY PERFORMANCE: ACCIDENTS
AND INCIDENTS

In 2022, Ternium achieved a record-breaking performance in terms of safety with an Injuries Frequency Rate (IFR) of 2.2 injuries per million hours worked and a Lost Time Injuries Frequency Rate

VIDEO ANALYTICS: HOW IT WORKS
STAGES
Monitoring Cameras capture images of our operating activities 24/7	Observation and analytics Images are compared automatically with established values to detect and identify deviations	On-site alert In the presence of risks, visual audible and mechanical alerts are activated	Recording The information is automatically loaded on the management system and supervisors are alerted	Follow up Corrective actions and additional safeguards are established. The company monitors the execution of the safety plan

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(LTIFR) of 0.6 day lost time injuries per million hours worked.

Despite all the safety measures currently being implemented, 2022 was also marked by a tragic event, with the fatality of an employee while performing maintenance tasks in the coke plant at our slab facility in Brazil. This incident was the first fatal accident in Ternium’s facilities in the past four years, triggering a series of measures by the company's management. As part of the corrective actions, management established a plan to review all of the company's Hazard Identification and Risk Assessment (IPER) matrices, procedures, and Safe Operating Procedures (MOTS) to ensure they accurately reflect the level of risk associated with each task. Additionally, the company implemented a Technical Safety Hour focusing on works in electrical areas. Electrical experts along with Maintenance and Operations personnel, will be dedicated to identify activities with potential exposure to electrical hazards while defining action plans to mitigate or eliminate them.

More recently, in February and April of 2023, we recorded two fatal accidents involving contractors at our mining facilities, Las Encinas and Peña Colorada. These events have led us to reconsider our safety strategy for the companies providing services in our facilities, as well as to strengthen measures in mining activities. Furthermore, to have an even closer oversight of our EHS activities, the company decided that the Global EHS Vice President will report directly to the CEO from July 2023.

We are committed to enhancing safety and accident prevention, and we will continue to implement actions to ensure a secure working environment for everyone involved in our operations.

Responding to Accidents: Ternium’s Actions and Measures

Ternium’s management follows specific protocols when an accident or incident occurs at the company’s workplace, regardless of the severity of the damage or injuries caused by such event. Data collection and fact analysis are conducted by multidisciplinary teams, with the participation of the manager who has direct responsibilities in the area involved.

Safety is a core value in our business. Ternium has a Zero Tolerance for activities that could lead to serious or fatal injuries along with a steadfast commitment across processes, facilities and the entire value chain.

Management uses all available resources that could contribute to the understanding of the event including the use of the Causal Factor Tree Analysis methodology.
Once the causes have been fully identified and understood, the company implements an action plan structured around a hierarchy of controls. The plan is presented to Environmental and Safety Committee, and three months later, an audit is conducted to determine the effectiveness of the proposed action plan in eliminating the cause of the situation or event that compromises safety. This methodology has been incorporated into the company’s OH&S system and continues to be improved under Ternium’s Safety Vision.

COMMUNICATION: THE KEY TO ACCIDENT PREVENTION

Over the years, Ternium has increased the visibility of safety issues through its communication platforms. The agenda includes videos, articles and events, with the Safety Day at the center of its communication strategy.
Ternium’s Safety Day, which takes places every year on July is an opportunity to strengthen our commitment to improving OH&S and reinforce risk awareness. During

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Safety First: Ternium's Strong Commitment to Safety Across the Value Chain.

the event, the company organizes meetings and panel discussions on OH&S management to review its safety performance in the preceding year and agree on new actions to continue improving OH&S at each facility.

The event is chaired by Ternium’s CEO and the top management of each business unit. In 2022, over 9,000 people participated in person or in online meetings. During the event, the production lines are stopped to signal the company's commitment towards industrial safety.

The company has also implemented the Safety Talks, an open-dialogue instance for plant supervisors and their teams to analyze OH&S issues selected every week by senior management. Under this program, during 2022, the company delivered 48 safety briefings to 3,500 employees.
Engaging suppliers’ managers and employees

Ternium actively pursues that all of its contractors’ employees embrace the company’s Safety Vision and goals. With this purpose, it has launched various initiatives, including meetings with Ternium contractors’ top managers and the participation of their employees at Ternium’s OH&S workshops. In addition, the company has implemented an OH&S improvement plan for contractors. This plan has been developed based on contractors’ best practices, identified through a benchmark of their operations at the company’s facilities in various locations.

In 2022, Ternium audited the OH&S programs of 162 contractors in four countries, 39 of which were recognized for the improvements achieved during the year.

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Applying the highest standards of Occupational Health

Ternium demonstrates its commitment to providing a healthy workplace through the implementation of a comprehensive occupational health program. The program is designed to prioritize the well-being of its workforce by incorporating advanced equipment and technology.

We regularly perform monitoring activities and risk analysis within our health management system to assess and manage the various factors that may impact employees' health. These factors include chemical, biological, physical, ergonomic, and psychological effects associated with work activities.

SAFETY AT TERNIUM’S MINING OPERATIONS: TAILING DAM REINFORCEMENT

Ternium holds equity interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. In 2022, we recorded iron ore shipments of 3.5 million tons, with the majority allocated to Ternium’s steelmaking facilities in Mexico and a small portion shipped to third parties.

Currently, Las Encinas operates two open pit mines: the Aquila mine in the state of Michoacán and the Palomas mine in the state of Jalisco, while Consorcio Peña Colorada operates an open pit mine in the state of Colima.The mines are equipped with tailing dams, which are structures designed to store the waste materials generated from mining operations, known as tailings.

There are six tailings dams, of which three are undergoing closing procedures or are on standby, and three are still in operation. The main embankments of the operational tailings dams are constructed in a downstream layout. This means that the tailings are deposited at the top of the dam and gradually settle and solidify downward, while the water is released downstream. This design allows for more efficient drainage and filtration of the tailings, reducing the risk of landslides and dam failures. At the same time, this

Ternium encourages its employees to undergo annual medical check-ups with the goal of monitoring their health and designing programs that enhance their quality of life.

design has environmental benefits, as the water used to transport the tailings from the production facilities to their final disposal is recovered and reused afterwards.

The company continuously analyzes the integrity of the tailings dams. In late 2019 and early 2020, independent consultants conducted stability studies for the tailings dams at Las Encinas and Consorcio Peña Colorada that were undergoing closing procedures or were on standby. During 2021, we completed the recommendations regarding the reinforcements needed for Las Encinas. As for Consorcio Peña Colorada, we are working to obtain the permits required for the reinforcement project. Its completion is estimated to take approximately three years.

78. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

KEY FIGURES

INVESTMENT IN HEALTH AND SAFETY $ MILLION

LOST TIME INJURIES FREQUENCY RATE (LTIFR) # DAY-LOSS PER MILLION HOURS WORKED

INJURIES FREQUENCY RATE (IFR) # PER MILLION HOURS WORKED

HEALTH AND SAFETY AUDITS THOUSAND

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OCCUPATIONAL HEALTH AND SAFETY POLICY

– – – – – – – – – – – – – –	Ternium, an integrated steel company, along with its subsidiaries is committed to the occupational safety and health of its personnel, customers, contractors, and suppliers. The company’s occupational health and safety policy is the baseline for sustainable development across all its operations.

Policy adherence, dissemination, and compliance apply and are to be promoted throughout Ternium and its subsidiaries.

Looking out for the occupational health and safety of every person who works for the company or is inside its facilities is an essential value.

To that end, we promote our commitment through the following principles:
All work-related injuries and illnesses can and should be prevented.
Compliance with all applicable legal and other regulations to which Ternium voluntarily agrees.
Continuous improvement of all processes related to staff's health and safety.
Occupational health and safety must be integrated into all company processes.
No emergency situation, production process or results justify putting people’s occupational health or safety at risk.
Commitment from and training of the entire staff is essential.
Working safely is an employment condition.
Every person is responsible for looking after his/her own safety and the safety of others.

In each company, everyone is responsible for occupational health and safety:
The company provides the means and resources for activities to be carried out safely so as to preserve everyone's physical integrity and occupational health.
Managers are in charge of the occupational health and safety of everyone who works for them or is in their area.
All other workers must comply with regulations and instructions, and work with their managers to detect, control, and resolve any dangerous situations.
Contractor companies and their staff must comply with the Safety Regulations in force at the facilities where they provide services.
People who enter the facility must comply with the applicable Safety Regulations.
Health and safety staff must take preventive measures through support, advising and auditing.

At Ternium and its subsidiaries, these principles are shared throughout the entire value chain and in all the communities where it operates in order to promote people's healthcare and safety.
March 2018

Máximo Vedoya CEO Ternium

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REALIZING OUR PEOPLE’S FULL POTENTIAL

SUSTAINABLE DEVELOPMENT GOALS

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		GOALS & ACTIONS	KPIs
GOALS	_ _ _ _ _ _

Cultivate an inclusive and engaging working environment that attracts and retains the necessary talent for the long-term sustainability of the company
Promote a culture of industrial and technological excellence
Foster innovation
Ensure equal opportunity and treatment for all employees
Increase diversity in Ternium's management positions and Board of Directors
Assure that people are chosen for leadership positions solely based on their abilities and relevant knowledge, without considering their physical condition, gender, or any other personal traits
24 NATIONALITIES REPRESENTED WITHIN OUR PERSONNEL

68 HOURS OF TRAINING COMPLETED PER YEAR PER EMPLOYEE ON AVERAGE (considering on the job training)

ACTIONS	_ _ _ _ _ _ _
Establishing corporate mechanisms to ensure that the selection of personnel is based on their individual knowledge and skills
Utilizing technology to simplify human resources processes and develop long-term predictive tools
Enhancing employees' skills through training programs at all levels of the company
Developing a new working culture that combines the positive aspects of traditional onsite work with new remote work alternatives
Endorsing the United Nations Women's Empowerment Principles (WEPs)
Implementing a medium-term plan to increase female participation in management positions
Consolidating corporate programs like the Lean In Together initiative and Maternity Mentoring to promote fair and equitable treatment

$7.4 MILLION INVESTED IN TRAINING ACTIVITIES UNDER TERNIUM UNIVERSITY (2022)

25% OF WOMEN OCCUPYING POSITIONS AT THE BOARD OF DIRECTORS (2023)

39% OF FEMALE SALARIED EMPLOYEES UNDER 30 YEARS OF AGE (2022)

82. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

TRANSFORMING TALENT MANAGEMENT THROUGH TECHNOLOGY

Ternium has become a leading flat steel producer in Latin America by virtue of its main asset: a team of committed, innovative, industrious, diverse, and highly qualified individuals. We rely on the talent and determination of our people to shape our company in the years to come.

Over the past few decades, advances in technology have greatly affected every aspect of business, including how companies manage their employees. By embracing new technologies, companies have completely changed how they handle human resources tasks. This has allowed them to better manage their talented employees, make operations more efficient, and provide a more rewarding experience for their teams at work.

Over the past two years, the company has been working on improving human resources processes by implementing various initiatives aimed at making HR operations more efficient and streamlined.

The first initiative involved the integration of a chatbot across all available devices, including personal computers and mobile phones. This technology allows employees to perform a range of tasks, from making simple inquiries about company policies and employment conditions to transactions such as requesting time off. The application of this tool has brought multiple benefits, including reduced response times, continuous availability, and a broad reach to employees. As a distinctive feature compared to other developments in the market, Ternium's chatbot offers guidance for resolving more intricate inquiries and reinforces cultural content to further enhance Ternium's identity.

The availability of the chatbot on mobile phones has not only allowed access for operational staff and supervisors but also improved productivity by eliminating downtime associated with in person inquiries. From the company's perspective, the tool has facilitated limited interaction with HR analysts to exceptional situations and has integrated the company's principles and values into the daily lives of its employees. For example, it considers their self-identification preferences, which align with the company's Diversity and Work Environment Free of Harassment policy.
In recent years, the company has embraced changes in its way of working through infrastructure upgrades that enhance team collaboration, the introduction of technological tools to streamline administrative tasks and the establishment of policies that provide greater flexibility.

During 2022, the company also launched a tool aimed exclusively at simplifying administrative tasks for plant supervisors: the UX supervisor. This tool encompasses all functions related to work teams, including organizing shifts and replacements, managing break times and vacations, mandatory trainings (such as safety matters), and tracking completed or pending medical check-ups therefore facilitating a more holistic leadership approach. It also features personalized visualization and an alert system that, together, contribute to reducing the time supervisors spend on administrative tasks related to team management.

The company has embarked on a third initiative aimed at utilizing technology to standardize and enhance the efficiency and effectiveness of personnel's access to the facilities that we plan to develop in the upcoming years.

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EMPOWERING EMPLOYEES 24/7 THROUGH AN AI-POWERED CHATBOT

With the goal of making Human Resources (HR) processes accessible and easier for everyone, the AI-powered HR Chatbot is changing how employees interact with HR inquiries and tasks. Ternium has developed a chatbot that uses artificial intelligence to provide quick and clear communication, offering personalized responses. The chatbot can currently handle 400 different requests, and there are plans to increase its capabilities to cover 520. The chatbot was initially available to all direct employees of Ternium, and the company envisions extending its reach to contracted personnel in coming years. Furthermore, Ternium is actively exploring opportunities to utilize the chatbot for screening potential employee candidates.

17,000 ACTIVE USERS	83% OF HOURLY EMPLOYEES USE THE TOOL	4.7/5 USERS' SATISFACTION RATE	420 ACTIVE INTERACTIONS IN SPANISH AND PORTUGUESE

At the same time, the company is focused on projects exploring the vast potential of People Analytics. By leveraging advanced data analytics techniques and technology, we aim to unlock valuable insights from Human Resources data within the organization. Our projects involve collecting and analyzing information related to employee performance, engagement, and development, among others.

Using People Analytics, we can extract meaningful patterns and trends, enabling us to make data-driven decisions and optimize human resources strategies. This approach allows us to identify key employee productivity and satisfaction drivers, pinpoint skill gaps, predict future workforce needs, and even reduce incidents and work-related accidents caused by or directly linked to people's behavior. By harnessing the power of Human Capital Intelligence, we aim to maximize the company’s human capital potential, and ultimately drive greater success and growth.

TRANSFORMING THE WORKPLACE: INTRODUCING NEW WORKING SCHEMES

For several years now, there has been a paradigm shift in labor relations worldwide, with a trend towards greater work flexibility. This trend has been exacerbated by the COVID-19 pandemic, which has forced companies to quickly adapt to new ways of working, including working from home and managing teams remotely.

The shift towards work flexibility has been driven by various factors, including technology, the presence of work teams in different geographic areas, and employees' demand for a better work-life balance. In this context, Ternium has developed a series of programs aimed at achieving greater work flexibility, fostering the interconnectivity of teams in different locations while extending best practices among the company's different plants.

84. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

Flexible Work: Technology, Global Teams, and Work-Life Balance Driving Change at Ternium's Administrative Offices in Buenos Aires, Argentina.

The company has implemented a hybrid work scheme that combines both in-person and remote work.
Employees are required to work at the office for a minimum of three days each week. Additionally, the company offers a program where employees can leave early for half a day, a two-week remote work program at a location of their choice, and a flexible program for recent parents and caregivers. When needed, extended leaves are also provided.

Furthermore, the company has made improvements to its facilities. This includes creating open collaborative spaces, introducing advanced audiovisual tools, and removing physical barriers that may disrupt team collaboration and workflow. The key concept of this work modality is responsible autonomy, which emphasizes achieving objectives and productivity rather than focusing on physical location. It enables employees to decide the best way to execute a task, whether at the office or at home, as long as the job conditions permit it. Furthermore, exchange programs between personnel from different countries have resumed, with the aim of extending best practices to other company locations while giving participants the opportunity to learn about new cultures and enrich their professional expertise.

The shift towards this new way of working has brought about fresh challenges for both companies and employees. These challenges include managing teams that work remotely, adjusting to different forms of communication and collaboration, and ensuring information security. To address these

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challenges, the company has expanded its training programs to cover topics like effective communication and intercultural leadership. Additionally, the cybersecurity measures have been reinforced to protect Ternium’s assets and any relevant third parties from potential risks or threats.

FORGING AHEAD: TERNIUM'S DRIVE TOWARDS INDUSTRIAL AND TECHNOLOGICAL EXCELLENCE

Ternium understands that the long-term success of the company depends on the continuous development of competencies and skills among its employees. This includes both existing staff and new hires. Additionally, Ternium focuses on effective planning for succession and ensuring smooth continuity processes.

To achieve these goals, Ternium has centralized the management of training activities and content across its various locations under the Ternium University team. They also collaborate with universities and educational institutions to foster partnerships and participate in collaborative projects within the company. This approach allows Ternium to effectively enhance the skills and knowledge of its workforce.

One of the main tools for implementing Ternium's vision for educational paths is the Ternium University platform. It is an online platform that enables employees to track their educational progress and choose from a wide range of in-house and external courses. In 2022, over 21,000 employees interacted with the Ternium University platform at least once, with monthly participation exceeding 13,600 participants. The tool has been well received by employees, with an average satisfaction rate of 4.2/5 points for the courses delivered.

To further emphasize the importance of training among employees, the company has established dedicated contexts for the development of new skills. In 2022, the Weekly Training Hour program was introduced for salaried employees, ensuring a minimum uninterrupted training time each week. Additionally, in early 2023, a pilot test of the Learning Week was conducted, offering a diverse range of courses delivered by external professionals. The participation level was highly satisfactory.

TERNIUM UNIVERSITY: SKILL ENHANCEMENT INITIATIVES

The company is constantly exploring innovative approaches to enhance the skills of its employees and foster a collective understanding of crucial subjects throughout its various divisions.

Ternium University's platform encompasses four fundamental pillars for the company's sustainable development in the long run: health and safety; quality and research and development (R&D); environment and diversity, equity, and inclusion.

Within the Ternium University platform, users have access to informative videos detailing the company's policies and procedures along with courses covering regulations and international standards, as well as interactive training sessions where participants can exchange knowledge and share their ideas and experiences. Considering Ternium’s strong presence throughout the Americas, the materials are available in Spanish, Portuguese, and English

98% OF THE EMPLOYEES RECEIVED CAREER -OR SKILLS- RELATED TRAINING IN 2022
98% OF THE EMPLOYEES RECEIVED TRAINING ON ENVIRONMENTAL TOPICS AT LEAST ONCE	96% OF THE EMPLOYEES RECEIVED TRAINING ON PREVENTING DISCRIMINATION AND HUMAN RIGHTS VIOLATIONS

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Unlocking our Employees' Potential: Ternium's Training Programs for Employee Development

The company offers various programs that cater to different groups and job categories. For young professionals joining Ternium, there are specific programs designed to support their growth and development during the initial four years. These programs include the two-year Global Trainee (GT) program and the Global Professional (GP) program.

These programs offer customized training activities, both online and on-site, as well as networking opportunities. Participants are assigned to specific positions that help them develop expertise in desired fields. Networking activities encompass visits to industrial facilities across regions during the third and fourth years of employment, group interviews with the presidents of Ternium’s main markets and members of the Executive Committee to learn about their professional experiences at the company and their vision for its future, along with international assignments. To facilitate regional integration, all programs are simultaneously translated into English, Portuguese and Spanish.

Ternium’s senior employees with more than four years of experience can participate in the Senior Development Program, which covers topics such as industry 4.0, diversity and inclusion, along with other useful management tools. In 2022, the company resumed the High Impact Leadership Program (HILP)
a joint program between TU and IE Business School, based in Spain. This six-month program includes an international certification.

Additionally, that same year, the company launched two new programs: the Development and Mentoring Program (PDM) and the Global Leaders Executive Program. The first program emerged from an internal evaluation called "talent review" and is designed for middle and senior managers with high potential. The program focuses on three pillars: external coaching, where participants individually address current or future professional challenges; mentoring with top management, fostering open discussions and agenda; and an academic component with the IE university.
Meanwhile, the Global Leaders Executive Program is designed for top-level managers within the company and is conducted in collaboration with Wharton Business School at the University of Pennsylvania. This program is specifically designed to address current challenges and trends in the corporate world and provides practical knowledge and skills that can be applied directly in the industry.

Furthermore, Ternium collaborates with recognized universities in the countries where it operates to offer specialized second-cycle degrees in the field of steel industry to the employees. For example, in 2022, three individuals were sent to Sheffield University in England to complete a master's degree in metallurgy with full dedication and leave.

DRIVING EXCELLENCE: TERNIUM'S EFFORTS TO IMPROVE EMPLOYEE PERFORMANCE

Every year, Ternium carries out a formal performance assessment process to evaluate the individual performance of its salaried employees and managers. The results of these assessments influence various aspects of career development, including compensation, identification of training needs, and opportunities for enhancing performance. By implementing a performance assessment process that focuses on measurable objectives, the company aims to create a positive work environment and promote strong relationships between employees and their leaders.

Ternium’s performance assessment process is seamlessly integrated into the company’s human resources IT system, which encompasses each employee's objectives using a comprehensive 360-degree approach. This integration is a crucial component of the process as it aligns everyone's goals with the company's objectives and guarantees transparency and fairness in assessing employees' work throughout the year.

To capture multiple perspectives, the performance assessment process incorporates various input sources, including the employee's self-assessment and client-supplier opinions. The complete process also includes the conformation of assessment committees as well as a feedback meeting to communicate the results of the evaluation and determine areas for improvement in the following year.

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Ternium empowers young professionals
through international exchanges
As part of the Global Professional program, young professionals from every country gather at the Industrial Center in Pesquería. Over 90 attendees visited the Hot Rolling Mill in 2022.

88. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

Ternium has become a leading flat steel producer in
Latin America by virtue of its main asset: a team of
committed, innovative, industrious, diverse and highly
qualified individuals.

POWERED BY OUR PEOPLE: GROWTH THROUGH ENGAGEMENT AND FEEDBACK

The company regularly organizes interactive engagement, feedback, and communication events to provide opportunities outlining the company's strategy and its impact on employees' jobs. CEO live talks and from the presidents of Ternium’s business units, online town hall meetings, and Safe Hour meetings at the company's facilities are some of the mechanisms used to connect with employees and gather their perspectives on various matters.

Furthermore, Ternium regularly conducts confidential surveys to gather feedback from employees regarding their working experience, as well as their perceptions of the company's management, leadership, and culture. These surveys are designed to monitor employee satisfaction and provide insights for continuous improvement within the organization. In 2022, and for the first time, the survey targeted the Technicians and Operators group. The target audience exceeded 14,000 individuals, which presented a challenge due to the dispersed population and their focus on operational tasks. The process involved campaigns in dining areas, locker rooms, plant entrances, shared transportation, classrooms, and the utilization of technology to simplify access, such as QR codes and the use of the HR ChatBot. The survey achieved an 80% response rate, with participants answering 17 questions, resulting in an engagement score of 87 points.

Based on these results, combined with the more than 6,200 comments received, action plans will be developed in the upcoming years to enhance employees' experience and foster a positive work environment.

INCLUSIVITY IN ACTION: TERNIUM'S DRIVE FOR EQUALITY AND FAIRNESS

Over time, Ternium’s workforce has become increasingly diverse, with employees representing 24 different nationalities with Mexican, Argentine, Brazilian and Colombian citizens constituting the largest portion of the company's team.

The company has implemented policies related to Human Rights, Diversity, and a Harassment-Free Work Environment. These policies serve as a guiding framework for talent management, attracting motivated employees, and cultivating an inclusive workplace. Ternium is dedicated to being an equal opportunity employer, striving to create a working environment that recognizes and nurtures talent from diverse backgrounds, encompassing different genders, nationalities, generations, cultures, religions, and experiences. This commitment is evident in the recruitment process, where specialized software is utilized to ensure a fair assessment of candidates based solely on their cognitive and technical knowledge. Moreover, to fill internal vacancies, Ternium employs an Opportunities Committee system. This process involves a specific time period during which all company members are informed of the vacancy, followed by an open application period. Subsequently, a committee consisting of members from various departments, supported by the HR Talent sector, convenes to make a final decision.

By implementing these policies and procedures, Ternium aims at creating a transparent and merit-based system that allows all employees to have equal access to career advancement opportunities within the organization.

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Building Bridges for Inclusion: Our Efforts towards Equity

In its dedication to equity and inclusion, Ternium continually seeks out best practices and incorporates them into its policies and human resources programs.

The company's commitment to equality has been recognized by the Human Rights Campaign Foundation (HRC), which named Ternium as one of the best places to work for the LGBTQ+ community in Mexico for the third time in 2022. This certification evaluates the company's commitment to equality, taking into account its actions, policies, and procedures concerning equity, gender identity, sexual orientation, and inclusion.

Building on the success achieved since its inception six years ago, the HRC foundation is expanding its efforts to Argentina and Brazil. Ternium is actively working towards certification in those countries for the upcoming years, further reinforcing its dedication to fostering inclusive workplaces.

In 2021, Ternium embraced the United Nations' Women's Empowerment Principles (WEPs). The company aims to increase female participation in management positions in the long term. To achieve this, Ternium is focused on enhancing the participation of women at the young professional recruitment stage, providing support to female employees throughout maternity to help them balance personal and professional objectives, and promoting greater female representation at the Board level. In 2022, Ternium witnessed a 26% increase in female employees under 30 years old within its salaried cluster and a 10% increase in women in managerial positions compared to the previous year. Additionally, as part of its commitment to the WEPs, Ternium encourages business practices that empower women throughout the steel industry value chain and the communities surrounding its facilities.

TERNIUM'S EFFORTS TO ACHIEVE EQUAL TREATMENT

In 2022, the company modified its policy regarding maternity, paternity and primary caregiver leave based on the conclusions drawn from an internal survey conducted a year earlier and the company's efforts to achieve greater equity among its employees.

The new policy establishes a minimum paid leave for primary caregivers, regardless of gender. Additionally, secondary caregivers are entitled to a similar benefit.

The company policy also provides that new parents may work from home three times a week and two times in the office during the first year following the corresponding maternity, paternity, or adoption leave, as described above.

Recognizing the importance of work-life balance and gender equality, this policy aims to support individuals in their caregiving responsibilities, irrespective of gender. These measures help create a workplace culture that values and supports the diverse needs and roles of its employees, fostering a more harmonious and equitable society overall.

EQUITABLE PARENTAL LEAVE ENSURING EQUAL TREATMENT FOR ALL CAREGIVERS.

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Creating an Inclusive Workplace: Ternium's Drive
for Diversity & Equality

In 2019, Ternium introduced the Maternity Mentoring program as a part of its efforts to address the gender gap and promote women's advancement into managerial roles. The program focuses on supporting women's career development and reducing the rate of female employees leaving the company after pregnancy or maternity leave. Through this initiative, employees and their leaders receive guidance and assistance in planning and managing the transition before, during, and after maternity leave. The program is currently implemented in Mexico, Argentina, Brazil, and Guatemala, with the support of a specialized consultancy firm.

As part of Ternium’s Diversity+ program, the Lean In Together initiative was also launched in 2019. This project aims to raise awareness and foster discussions about important topics related to inclusion and diversity, including unconscious biases, sexual diversity, gender identity, and the relevance of intercultural and inclusive leadership. The Lean In Together circles provide a safe and open space for participants from diverse regions, genders, professional backgrounds, and expertise to freely express themselves and engage in thoughtful dialogues on these matters. In 2022, the fourth generation of Lean In circles was launched, with the community growing to more than 600 participants including 18 company directors and expanding to all Ternium locations. Additionally, specific discussions on gender equality and generational interaction were reinforced, involving participants from previous stages of the program.

Ternium strongly believes that creating a safe and inclusive work environment is crucial for improving employee performance. The company also recognize that having a diverse workforce brings about innovative solutions to address modern challenges. As a result, Ternium considers these initiatives as essential elements of their ongoing agenda and will continue to prioritize them in the future.

Fostering gender diversity: A higher number of female employees now occupy managerial positions.

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KEY FIGURES

HEADCOUNT # OF EMPLOYEES

HEADCOUNT BY AGE %

HEADCOUNT BY GENDER %

PERFORMANCE AND CAREER DEVELOPMENT REVIEW % SALARIED AND MANAGEMENT EMPLOYEES

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HELPING OUR COMMUNITIES THRIVE

SUSTAINABLE DEVELOPMENT GOALS

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		GOALS & ACTIONS	KPIs
GOALS	_ _ _ _ _

Improve education at all levels in our immediate and broader communities, with focus on technical education
Encourage creativity and innovation through culture
Preserve and promote our community's identity and heritage             through cultural initiatives
Procure ongoing support in times of crisis, by addressing the community´s needs in areas such as health, education, and humanitarian aid
Provide medical assistance solutions in the communities where the company operates and support local health care institutions
$21.2 MILLION INVESTED IN COMMUNITY PROGRAMS (2022)

85% OF COMMUNITY BUDGET ALLOCATED TO EDUCATION

ACTIONS	_ _ _ _ _ _ _ _
Constructing and operating a technical school in Pesquería, Mexico
Defining plans to build a second technical school in Santa Cruz, Brazil
Improving public technical schools' facilities along with the incorporation of advanced technology and tools such as computers, laboratory equipment and robotics
Reinforcing technical high school's content, including math,             certified training, and technical internships and projects
Implementing STEM education programs in primary schools
Granting financial awards for academic performance for high school,             undergraduate, and graduate students
Organizing cultural events including photography exhibitions, music events, and Latin American film festivals
Managing medical facilities in Mexico, carrying out vaccination campaigns based on local needs, and promoting a healthy lifestyle

12,490 BENEFICIARIES OF EDUCATION PROGRAMS

94. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

TERNIUM'S INDUSTRIAL PROJECT IS ANCHORED IN OUR COMMUNITY´S DEVELOPMENT

At Ternium, we firmly believe that the company's industrial project is only possible if the communities where we operate develops alongside it.

We look for inclusive growth and development in the communities where we work and live, promoting a culture that rewards merit and encourages enterprise, both academic and in terms of personal effort. This principle guides the implementation of the community programs tailored to the needs of each community, and based on the promotion of education, culture, volunteering, health and social welfare, and environmental care.

In 2022, the company increased its investment in community programs to $21.2 million, representing a
22% increase from the previous year. The growth was primarily driven by new projects in the education area, which the company believes is critical in promoting equal opportunities for individuals along with social progress. In 2022, 85% of the company’s investment in community programs targeted this area. By investing in the well-being of the communities it serves, Ternium aims to create a better future for everyone.

EMPOWERING CHANGE: THE TRANSFORMATIVE
ROLE OF EDUCATION

Over the years, the company has developed educational programs covering the entire school cycle, from elementary to post-graduate, helping children and youngsters fulfill their potential and become active contributors to society.

Roberto Rocca
Programas Educativos
Día de la Educación
Ternium
Ternium
Ternium

On June 10th, the yearly Education Day took place. César Jiménez, Ternium Mexico President, led the event attended by over 600 people.

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These programs have a strong emphasis on technical skills and innovation, with a specific focus on developing STEM skills (Science, Technology, Engineering, and Mathematics), socio-emotional skills, and literacy in children and youth.

In 2022, the education programs underwent a rebranding in honor of Roberto Rocca, one of the founders of Ternium and the Techint Group, as a tribute to his legacy and values. The programs were renamed as the Roberto Rocca Technical Schools (ETRR), Roberto Rocca Technical Gene, Roberto Rocca After School Program, and Roberto Rocca Scholarships. Additionally, the Roberto Rocca Educational Campus was launched, offering free training opportunities to the public in a modular and personalized learning environment. Furthermore, June 10 was designated as Global Education Day, an annual celebration to emphasize the significance of education for Ternium and its sister companies within the Techint Group.
Creating value through Technical Education

The Roberto Rocca Technical Schools (ETRRs) are a network of technical schools within the Techint Group created with a long-term vision of providing advanced technical education in communities near the companies' production facilities.

Ternium built its ETRR in 2016 in the city of Pesquería, in the State of Nuevo León, Mexico, with an investment of $32.6 million and a capacity for 384 students. The aim of the ETRR is to enhance the abilities of young people in the region, promote employability in industrial activities, and facilitate social mobility. The project was positively influence by the experience of our sister company Tenaris which had built the first ETRR in Argentina in 2013.

THE IMPACT OF CREATING NEW LEARNING ENVIRONMENTS

In 2022, the project to redesign the common areas of ETRR began, aiming to accommodate a larger number of participants in educational activities following the expansion of our learning initiatives to the wider community.

The new spaces are designed to encourage creativity, collaboration, and the inclusion of students, teachers, and professionals from the community who take courses at the ETRR.

The project includes the revamping of underutilized common areas, administrative offices, and green spaces on campus and incorporating technology tools to improve the learning experience. The project is expected to be completed by 2025.

$3.6 MILLION INVESTED IN 2022 IN THE ETRR IN PESQUERIA	480 STUDENT CAPACITY ONCE THE PROJECT IS COMPLETED

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Mechatronics Project Workshop: Student Operating Robotic Arm with Advanced Vision System at ETRR Pesquería, Mexico.

The Pesquería ETRR covers high school education from the ages of 15 to 18 and all students receive financial assistance based on their individual needs, through scholarships covering an average of 96% of the total educational costs. In July 2022, 117 students graduated as part of the fourth generation and 74%of them are either working or continuing their studies. Some graduated students were also beneficiaries of the Roberto Rocca University Scholarship program to further their education.

The educational model is based on the High-Tech-High Schools in California (United States) and the PBL Works organization, with a strong focus on STEM. One of the key components of the Project Based learning methodology is the presentation of STEM projects at student science fairs. In 2022 ETRR students presented 291 STEM projects with particular emphasis on designing technological devices for residential installations, aimed at helping households generate significant energy savings.

The ETRRs students also participated in prestigious international competitions, including the FIRST LEGO League International Open Brazil robotics competition in Rio de Janeiro, Brazil, and the Expociencias and Mexican Science and Engineering Fair in Mexico. Notably, two of the presented projects won first place at the Mexican Science and Engineering Fair, with another receiving a special mention.

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We also place a strong emphasis on providing continuous learning opportunities for the ETRR teachers. In line with this commitment, during 2022 more than 21 teachers participated in a comprehensive training program that provided them with 4,574 hours of instruction in topics like technical training in Allen Bradley and Siemens PLC Programming, bilingual education, mathematical thinking, project-based learning, active learning.

ETRR's completion rate of 94% reflects the institution's unwavering commitment to technical education and student engagement. To ensure continuous improvement, the school regularly seeks feedback from students, parents, teachers, and staff via surveys on various aspects of management and school climate. The 2022 survey had an average positive rating of 79% and showed an increase of 6% in responses from the previous year. These results serve as a valuable tool for ETRR's management team to develop future action plans and continue to elevate the school's standards.

Practical Skills for Students and Communities: Technical Education in Action

The ETRR also serves as a bridge between students and the industry. In 2022, a total of 95 final-year students participated in internships in 11 companies within the region, taking their initial steps into the professional world. Out of these, 50 students were assigned to internships at Ternium, all of them specifically focused on technological innovation.

The purpose of this initiative is to gradually integrate students into the job market, allowing them to solve real problems in a controlled environment under the supervision of both the company and the technical school. For instance, one student participated in the development of a wireless gas leak detector, which can accurately identify and locate leaks within the plant, ensuring the safety and well-being of the workers.

As part of its commitment to the community, the company is continuously working towards consolidating the ETRR as an integral part of the local educational system, providing support to the community at large. In 2022, the ETRR achieved a historic milestone by becoming the first certification center for SolidWorks and FESTO in the state of Nuevo León, Mexico.

RESPONDING TO THE GROWING NEED FOR TECHNICAL EDUCATION

In early 2023, Ternium announced its plan to build a technical school in Santa Cruz, Brazil, near its slab production facility. The goal is to provide advanced technical education to over 600 young people in the community. The school's curriculum will focus on providing industry-specific skills and knowledge to equip students for successful careers in the manufacturing industry. With a proximity to Ternium's production plant, the school will provide practical training opportunities and access to real-world experience.

The Technical School is expected to become operational in 2025 and will serve as a significant step in Ternium's commitment to promoting education and human development in the countries where it operates. The company's investment in education is a testament to its belief in the importance of empowering local communities with the tools and knowledge necessary for their successful development.

With this new initiative, Ternium seeks to help bridge the skills gap and provide a pathway for future professionals in the manufacturing industry.

$7.2 MILLION INVESTED IN 2022 IN THE TECHNICAL SCHOOL PROJECT IN BRAZIL

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Ternium's Technical School
in Pesquería, Mexico is the
first SolidWorks and FESTO certification center in the state of Nuevo León. The CSWA - Mechanical Design certification aims to consolidate ETRR students' and teachers' knowledge in design, 2D/3D modeling, assemblies, and simulation.

SolidWorks is a type of computer-aided design (CAD) software that is widely used for creating 3D models of products. On the other hand, FESTO is a company that specializes in manufacturing automation technology and providing technical education solutions on a global scale. During the first stage of the program, nine educators and 32 students participated and were able to obtain their respective certifications using SolidWorks. Apart from this, the school also continued its existing programs, such as offering math support for middle school children in the community, organizing the School for Parents program to address educational challenges faced by children, and conducting training sessions for Ternium’s employees mainly in maintenance topics divided in Electrical-Electronic Specialization, Hydraulic-Mechanical Specialization and Electromechanical Specialization.
Quality Technical Education Made Accessible Through Public-Private Partnership

The Roberto Rocca Technical Gene program provides public technical schools with infrastructure and equipment, as well as teacher training and on-the-job training internships for high-school students, leveraging the teaching and learning practices and concepts developed in the Roberto Rocca Technical School program.

In order to provide students with the appropriate equipment to enhance their classroom experience, foster connectivity, and strengthen their technical skills, during 2022, Ternium provided Technological classrooms, Robotics and Industrial Automation classrooms, and a Computing, Construction, and Digital Design laboratory to public technical schools in Ramallo and San Nicolas in Argentina. Students enrolled in the Master Builder program at one of the public technical schools will have access to digital design and rendering tools through the latter initiative. Additionally, the Computing program will provide opportunities for students to develop their coding skills and improve their teamwork abilities.

As part of these building improvement projects, the company furnished common areas for recreational and cultural purposes, such as gyms, as well as administrative spaces like offices, teaching rooms, and psycho-pedagogical support cabinets, which added up to more than 2,500 m2 (approximately 27,000 square feet) of construction. The technical school in Santa Cruz, Brazil, also benefited from similar projects with the upgrading of two laboratories.

In collaboration with FESTO and local universities, students and teachers were provided with training and certification in the areas of Pneumatics, Electropneumatics, and PLC (programmable logic controller) programming. In 2022, 100 students from schools in Ramallo and San Nicolas in Argentina received training on these topics in the laboratory donated by Ternium to the National Technological University (UTN), while 62 students from the public technical school in Santa Cruz were able to receive training in Cefet-Itaguaí. Additionally, 35 teachers

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Technical Gene Program Empowers Students
Ternium equips public technical schools with technology classrooms, robotics labs, and computing & design facilities to enhance students' learning, connectivity and technical skills.

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from Pesquería, Mexico, received training in Pneumatics and Basic Hydraulics in the ETRR workshops.

Throughout the year, we held two editions of the Technical Gene Makers activity to inspire innovation and creativity among students in Mexico. The main objective of this activity is to allow students to apply what they have learned in project design and execution. 2022 editions were particularly special as the activity included students from the Colegio de Estudios Científicos y Tecnológicos (CECyTE), a public education institution, and students from the ETRR. The projects focused on solving local community issues such as security, water management and transportation through technological developments. Additionally, the activity serves as preparation for students to apply for scholarships at private universities to continue their academic development.

Efforts were also made to improve the training program for mathematics teachers in Argentina, Brazil, Mexico and Colombia. The workshops, which were divided into modules covering algebra, geometry, modeling, and applied mathematics, comprised online sessions and an implementation instance. Teacher training concluded with activities in their own classrooms, reaching 668 students who were able to improve their knowledge of the topics covered by nearly 14%. In addition, we conducted a Mathematics test for last-year students in public technical schools in the region to assess their specific knowledge level. Based on the results, we are implementing an action plan.

The reinstatement of in-person classes has allowed for the resumption of the professional internship program in nearby companies, providing students with the chance to gain valuable real-world experience.

E.E.S.T. Nº1 "BONIFACIO VELAZQUEZ"
PARTIDO DE RAMALLO
ABB
ABB

Investment in educational programs: Ternium invested $18 million in 2022 to boost technical education and school infrastructure.

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Previously suspended due to the pandemic, the program successfully offered internships to 116 students from the San Nicolás and Ramallo communities in Argentina in 2022. These internships offer students the opportunity to apply their classroom knowledge to practical situations, thereby gaining hands-on experience in their chosen field.

STEM and Arts Through Non-Formal Education

The Roberto Rocca After School program, which began in 2009, is a non-formal education initiative that focuses on Science, Technology, Engineering, and Mathematics (STEM) and Art to improve the development and enhance the basic literacy and socio-emotional skills of children and young people aged 6 to 15. The program is held at schools after regular hours, four days a week, and has an experiential learning approach to STEM content. It encourages children to commit to their long-term development by offering activities that foster their interest in these subjects.

To extend the program's reach and attract more participants, vacancies were increased in Ramallo (Argentina) and Santa Cruz (Brazil) in 2022. In Ramallo, we refurbished three classrooms in a local school expanding their surface area therefore increasing the capacity from 120 to 180 students. Furthermore, in July of the same year, the program's primary level was introduced at a school in Pesquería (Mexico), catering to 99 students from under privileged backgrounds. The secondary level program was also initiated at the ETRR Pesquería premises, with 438 students from six schools participating in the first edition.

At the 2022 Conference of the WERA-International Research Network in Extended Education, the Roberto Rocca After School program was highlighted for its success in promoting the holistic development of children, especially those from disadvantaged backgrounds. The program's approach and achievements were presented at the conference, showcasing its contribution to the field of extended education research.

Parents in both Argentina and Mexico have highly rated the Roberto Rocca After School program. In a satisfaction survey, parents awarded the program an average rating of 4.76 out of 5, commending its continuity throughout pandemic-related social isolation measures, as well as its provision of emotional support and efforts to maintain young children's interest in learning. Even during the obstacles presented by the COVID-19 pandemic, the program has remained steadfast in its commitment to promoting the holistic growth and foundational literacy skills of children and youth through non-formal STEM and art activities.

Empowering the Next Generation: Programs to Promote Academic Excellence

The Roberto Rocca Scholarships program was launched in Argentina in 1976 with the aim of promoting academic excellence and commitment among high-school students living in Ternium´s communities. The program was later expanded in 2005 to include

AFTER SCHOOL PROGRAM

In 2022, the College Board tests were conducted in Ramallo, Argentina to evaluate the preparedness of students in their final year of primary school for the challenges of high school. The results of the tests revealed a significant improvement compared to the previous year, with a 2% increase in math proficiency and a 10% increase in Spanish proficiency among the students. The Roberto Rocca After School program plays an important role in equipping students with the necessary skills to tackle academic challenges and in its continuous improvement.

IMPROVEMENTS IN MATH PROFICIENCY AND LITERACY OF YOUNGSTERS YEAR-ON-YEAR

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In 2022, in-person classes resumed, reviving the nearby industrial internship program. Despite the pandemic pause, the program successfully placed 211 students from Argentina
and Mexico in local internships. Now, students can gain real-world experience through these valuable opportunities.

undergraduate and graduate students, with a focus on encouraging the study of applied science and engineering. In addition to academic excellence, the program also takes into consideration the socioeconomic situation of the students' families when assessing their eligibility for scholarships. This approach reflects the company's commitment to promoting equal opportunities and recognizes the crucial role of education in facilitating upward social mobility.

In 2022, the program awarded a total of 1,188 scholarships: 789 to high-performing secondary-school students, 387 to undergraduates, and 12 to doctoral students pursuing their studies abroad. This underscores the program's continued efforts to support talented students at different stages of their academic journey and to create opportunities for them to achieve their full potential.

CELEBRATING DIVERSITY AND INCLUSION THROUGH CULTURAL TRADITIONS

For Ternium, art and culture serve as a source of innovation and provide the means for celebrating diversity and exploring the complexities of the human experience. In 2022, the company invested $1.9 million in cultural activities including music festivals, film festivals, and art exhibitions. The company manages its arts programs in partnership with the PROA Foundation in Argentina, which offers expert knowledge in content development and curation.

In the music scene, the Municipal Theater of San Nicolas (Argentina) has resumed live shows, which had earlier moved online due to the pandemic. In addition, the Latin American Film Festival plays a pivotal role in promoting cultural exchange by showcasing significant films produced in Latin America. Through its varied selection of movies, the festival highlights the diversity of voices and perspectives within the region, fostering a shared sense of identity. The festival also facilitates communication between filmmakers and audiences, featuring opportunities for attendees to engage with directors, producers, and actors involved in the showcased films. The festival's 2022 edition was a significant success, drawing a total crowd of more than 6,090 people in Argentina and Mexico.

The Photo Library program, which collects and preserves photographic archives, continues to play a vital role in preserving collective memory. In Argentina, the Photo Library websites were renewed leaded by the PROA Foundation and the San Nicolas Photo Library (Argentina) participated at the Nomad Photography Congress. In Mexico, a successful exhibition was held in partnership with CONARTE Nuevo León for the "Three Fundidora Photographers" at the Fundidora Park Fototeca, attracting over 4,130 spectators during the months of April, May, and June 2022.

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"Opera in Concert"
The 2nd event of Cultura Ternium, in San Nicolás, Argentina, featured a selection from La Traviata. The director engaged the audience with narrative details and anecdotes, enhancing the immersive experience.

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Volunteers in Action: Harnessing Collective Power to Positively Impact Everyone Involved

VOLUNTEERING PROGRAMS TO STRENGTHEN COMMUNITIES

The Volunteers in Action program is a distinctive initiative that brings together Ternium´s employees and its communities to improve the infrastructure of nearby schools. The program's objective is to make a lasting difference by rejuvenating learning spaces, renovating furniture, painting, and revamping communal areas. During these solidarity days, Ternium collaborates with teachers, students, and local residents, who volunteer their time to revive their schools. The Volunteers in Action program is evidence of the potential of collective action and the positive influence it can have on everyone involved.
In Argentina, sustainability was a key focus during the 2022 initiative, with the installation of solar water heaters, LED lighting to enhance energy efficiency, and automated faucets to optimize water usage in bathrooms. Almost 1,400 people participated in school improvement activities in communities across Argentina, Brazil, Guatemala and Mexico.

In addition, 48 volunteers participated in the reforestation of Chipinque Ecological Park in Mexico, which included planting over 200 pine trees, among other activities.

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SPORTS AND FITNESS FOR A HEALTHY LIFESTYLE

As part of its commitment to promoting a healthy lifestyle, Ternium has a tradition of organizing the annual 10K Ternium race in the communities surrounding its facilities. In 2022, this event took place in San Nicolás, Argentina; Monterrey, Mexico; and Rio de Janeiro, Brazil, attracting the enthusiastic participation of over 9,946 persons. The funds raised in the race and donated by the company, which reached $187,832, were directed to local charitable institutions.

In Argentina, Ternium also organizes sports tournaments with high schools and schools for children with special needs in the region. The aim is to promote values such as tolerance and social inclusion while encouraging the practice of sports, and recreational activities to promote healthy habits and the proper use of free time. In 2022, competitions were held in Athletics, Basketball, Football, Handball, Volleyball, and Cross Country.

Health and humanitarian assistance

In Monterrey, Mexico, Ternium provides medical services to its employees and their families through Hospital Clínica Nova. The clinic offers a range of services, including preventive medicine, primary care, specialties, emergency care, hospitalization, and diagnostic and treatment support.

In addition, the company partnered with the Mexican Social Security Institute (IMSS) to operate Clínica Aquila, providing primary medical care to the community of Aquila and surrounding mining areas in the State of Michoacán.

In Argentina, Ternium has donated medical equipment to hospitals and clinics, including a CM250 Wiener Lab autoanalyzer to the Zona Norte Municipal Hospital in San Nicolás, benefiting over 4,600 patients in 2022.

This support demonstrates Ternium’s dedication to improving healthcare access in the communities where it operates.
9,946
PARTICIPANTS IN TERNIUM'S 2022 10K

$187,800
FUNDS RAISED AND DONATED TO LOCAL CHARITABLE INSTITUTIONS

Humanitarian Aid Collaboration: A prompt response
to the Crisis in Ukraine

In 2022, Ternium and other companies within the Techint Group responded to the humanitarian crisis in Ukraine by creating a fund that was donated to two organizations: Fondazione Rava, an Italian organization that collaborates with pediatric hospitals in the country, and Fundacja Razem Damy Rada - Do it together, a foundation funded by the SMC Holding group. The funds were destined to purchase medical equipment and supplies for hospitals and perishable food items.

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Back on track
After two years of accumulating "virtual kilometers" due to the pandemic, the 10K Ternium Marathon was resumed in 2022 in the city of San Nicolás, Argentina, with hundreds of participants.

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KEY FIGURES

INVESTMENTS IN COMMUNITY PROGRAMS $ MILLION

TECHNICAL GENE PROGRAM # OF PARTICIPANTS

(*) The Technical Gene program and the Volunteer program operate in public technical schools, which were affected by the COVID-19 pandemic.

ROBERTO ROCCA SCHOLARSHIPS PROGRAM # OF SCHOLARSHIPS

VOLUNTEERING PROGRAM # OF PARTICIPANTS

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STRENGTHENING OUR VALUE CHAIN

SUSTAINABLE DEVELOPMENT GOALS

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		GOALS & ACTIONS	KPIs
GOALS	_ _ _ _ _

Improve the competitiveness of Ternium’s value chain with focus on             productivity
Foster an efficient import substitution
Strengthen the export capacity of small and medium-sized enterprises (SMEs)
Promote investments and the increase of SMEs´ productive capacity
Accompany the sustainable development of SMEs´ activities
+2,000 COMPANIES PARTICIPATED IN THE PROPYMES PROGRAM IN 2022

5,300 PARTICIPANTS IN TRAINING COURSES

ACTIONS	_ _ _ _ _ _
Developing specific training courses tailored to the needs of SMEs in collaboration with prestigious local institutions
Fostering the execution of industrial and product quality projects
Collaborating in identifying business opportunities and expanding markets
Providing financial assistance for the development of improvement projects related to productivity and collaborate in order to achieve access to financing lines for the industry through local financial institutions
Creating collaborative work environments that encourage productive debates among industrials and regional authorities
Developing a specific agenda focused on sustainability topics and knowledge exchange

+94,400 TRAINING HOURS DELIVERED

$11.6 MILLION GRANTED FOR DIRECT AND INDIRECT FINANCIAL ASSISTANCE

45 TECHNICAL SCHOOLS SPONSORED UNDER THE PROPYMES TECHNICAL GENE PROGRAM

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TERNIUM'S PROPYMES PROGRAM EMPOWERS SMEs
AND BOOSTS THE INDUSTRY'S VALUE CHAIN

Ternium offers support to small and medium-sized enterprises (SMEs) through a program called ProPymes, aimed at strengthening the industry's value chain and enhancing the competitiveness of suppliers and customers.

ProPymes operates by building trust relationships within the industry and fostering long-term connections. The program was launched in Argentina in 2002, following a profound economic and institutional crisis in the country, with the participation of 72 companies. Twenty-one years later, it has expanded to Mexico and encompasses more than 2,000 SMEs.

ProPymes seeks to enhance the competitiveness of the value chain by focusing on productivity, modernization of industrial facilities, and the development of new markets for SMEs´ products. The program facilitates the exchange of industrial knowledge and management skills, aiming to establish a strong and sustainable network between large companies and SMEs.

Ternium believes that strengthening the value chain is an integral part of its role as a large industrial company. ProPymes assists SMEs in realizing their potential through a wide range of activities, including training, industrial assistance, financial support, export assistance, and initiatives to improve performance in crucial areas such as industry 4.0, occupational safety and environmental practices. Enhanced professional, managerial, and financial capabilities provide SMEs with a platform to compete both locally and internationally. A fortified value chain ultimately promotes the development of a strong local industrial infrastructure in Ternium’s key markets, driving increased steel demand and improved competitiveness.

TERNIUM'S TRAINING AGENDA ENHANCES BUSINESS MANAGEMENT SKILLS

ProPymes designs and implements an annual training agenda, continuously updating the course content to provide customers and suppliers with the best
Since its inception in 2002,
the PropPymes Program has expanded and consolidated,
and today it benefits over
2,000 SMEs.

management tools and practices for their employees at various levels. Each year, the program introduces new topics to the curriculum to meet the increasingly sophisticated needs of SMEs as they progress along the learning curve. Training activities include programs, workshops, and seminars facilitated by consultants and professors from the most renowned universities in the region.

In 2022, ProPymes sponsored training courses attended by over 5,300 participants who collectively spent 94,462 hours in class. During the year, several training programs focused on improving leadership skills for middle managers in SMEs companies. They also provided training in digital sales and marketing in an effort to strengthen their commercial capabilities. Participants worked on projects with guidance and supervision from the organizing institution.

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ProPymes in motion: Working together with Argentine local metallurgical manufacturer Crucianelli Group in Argentina.

Other programs that had been postponed due to the pandemic, like the executive and business owners program done in collaboration with the EGADE Business School in Mexico, are planned to restart in 2023.

INDUSTRIAL MANAGEMENT

The ProPymes industrial assistance service focuses on reciprocal learning and the exchange of experiences on the industry’s best practices in a wide variety of disciplines, such as automation technology, optimization of production facilities, innovation and industry 4.0, quality certifications, development of environmental and safety protocols, human resources management and selection of managerial systems.
The Propymes industry 4.0 program aims at working on the challenges faced by companies within the value chain when they plan to explore new markets and incorporate technology. Organized as a workshop among colleagues, the proposal includes a sector analysis aimed at defining shared problems and the business situation, with presentations on the current political and economic scenarios, sector trends, challenges and opportunities. Additionally, ProPymes assists SMEs in the analysis and implementation of customized solutions.

QUALITY MANAGEMENT

ProPymes actively encourages and assists companies in achieving industrial excellence. It does so by supporting participating businesses in certificating their quality

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The ProPymes Training Program, initiated in 2008, aims to transfer knowledge, tools, and management best practices to SMEs. It caters to three levels: executives and managers, middle management and supervisors, and operators and technicians management systems under the ISO 9001 standard. Additionally, ProPymes aids companies in the process of product standardization with the Argentine Institute of Standardization and Certification. These initiatives aim to enhance the overall quality and standardization of products within the industrial sector.

In 2022, two companies from the ProPymes program in Argentina were honored with the National Quality Award in the SME category. An automotive parts manufacturer and a company that specializes in producing profiles for dry construction received assistance from the ProPymes team in preparing the necessary documentation to join the contest. During the participation process, the companies' processes were compared to a specially designed Management Model that covers various aspects of business management, such as leadership, resource and personnel management, and results. Both companies received recognition for their outstanding business models, which serve as proof of the effective utilization of tools developed through the ProPymes program over the years.

PROPYMES NEW ENVIRONMENTAL PROGRAM

ProPymes Environment is a newly introduced program designed to encourage companies in our value chain to implement environmental transformation measures within their production setup, in order to meet future demand expectations. The program's training is centered around understanding global commitments, current regulations, and quality frameworks. It also focuses on identifying key management indicators and promoting environmentally friendly products and processes.

The main goal of this program is to collaborate with SMEs to raise awareness about the significance of adopting greener operational practices. Additionally, ProPymes aims to provide tailored assistance to each SME based on their specific needs, with the ultimate aim of achieving environmental improvements.

In 2022, Propymes collaborated in Argentina with the ITBA (Buenos Aires Institute of Technology) to organize several sessions focusing on various environmental strategies, including topics like recycling, circular economy, and reducing carbon emissions from operations. Additionally, we developed an energy efficiency program in partnership with the INTI (National Institute of Industrial Technology), consisting of six workshops specifically tailored for plant supervisors and managers. The objective was to create working teams to measure energy usage with a customized spreadsheet provided by INTI. The ultimate goal was to generate ideas for energy efficiency improvements related to people's behaviors rather than costly investments, which required an active participation and a cultural shift in the way the issue was being tackled. Ultimately, the aim was to include energy efficiency and CO2 emissions within the production performance indicators.

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ENHANCE SUSTAINABILITY ACROSS OUR VALUE CHAIN

In 2022, ProPymes carried out its first "Sustainability in the Value Chain" program. This program was delivered by professionals from the Buenos Aires Institute of Technology (ITBA). It attracted 29 participants representing 25 small and medium-sized enterprises (SMEs) from Ternium's or its related companies' value chains. The main objective of the training program was to introduce sustainability tools specifically designed for SMEs.

The participants learned about effective environmental management in the industry, environmental licenses, and the ISO certification process. They also gained an understanding of the challenges arising from climate change in their sector and developed strategies to address these challenges.

The program emphasized the importance of adopting a proactive sustainability agenda. It explored the potential of the circular economy and encouraged participants to take actions that contribute to continuous improvement as a way to generate added value for their businesses.

25 PARTICIPATING COMPANIES	5 ONLINE MODULES

FINANCIAL ASSISTANCE

The financial assistance service is divided into two main components. The first is direct assistance, which provides support for investments aimed at improving productivity and expanding the operational capacity of small and medium-sized enterprises (SMEs). This assistance is designed to help SMEs enhance their financial capabilities and efficiency.

The second component involves collaboration with banks and other financial institutions to offer financial solutions specifically tailored for SMEs. This coordination aims to provide SMEs with access to the necessary financial resources they require to meet their business needs and objectives. Leveraging long-standing relationships with banks and financial institutions, the intention is to facilitate and streamline the process of obtaining financial support for SMEs.

COMMERCIAL SUPPORT

ProPymes assists suppliers in the development and certification of new products for Ternium and/or any of its related companies. In addition, it assists SMEs in the process required to become a supplier of large companies, in order to attract new customers from the automotive, oil & gas and other industrial sectors. ProPymes also offers SMEs the possibility of leveraging on the Techint Group’s global network of commercial offices in order to enhance their exports market reach.

One of the success stories of the ProPymes program in Mexico is a Ternium´s customer that is located in the state of Puebla and specializes in manufacturing and supplying various carbon steel wires to different industries, including automotive.

Thanks to the program, this company was able to expand its product offerings, reduce reliance on imports,

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TERNIUM'S COLLABORATION FOR COIL TRANSPORTATION INNOVATION

Through the ProPymes program in Mexico, Ternium actively participated in the development of a specialized coil transportation platform in collaboration with the Automotive Cluster of Nuevo León (CLAUT) along with two logistics services companies. This innovative platform enables the transportation of 35-ton coils.

Known as the "Big Coil," this new trailer model revolutionizes the efficiency of coil transportation, especially for the heavier coils produced at Ternium's new hot rolling mill in Pesquería. By reducing the number of trips required, this solution not only increases efficiency but also contributes to a significant reduction in CO2 emissions.

This initiative showcases Ternium's commitment to sustainability while also paving the way for small and medium-sized enterprises to access new markets. It represents a successful collaboration between different stakeholders to address industry challenges and promote sustainable solutions.

6 SMEs COMPANIES PRODUCE THE NEW PLATFORM	35 TONS COIL WEIGHT

and expand its international presence. Their carbon steel wires are now integrated into exhaust systems, seats, safety components, and hood support rods of vehicles manufactured in Mexico, the United States, and Argentina.

Another successful case within the program is a company that provides the pulpits used in Ternium’s industrial facilities. Prior to the program, Ternium had to import these pulpits from Asia. With the support of ProPymes, this company experienced a significant growth, becoming a reliable local supplier for Ternium and other companies thus replacing imports. In 2022, it was recognized as one of the SME of the Year at the annual ProPymes event in Mexico.

Special program for export-led companies

Under the ProPymes Exporta program, launched in 2018, the company encourages export-led SMEs to expand their businesses abroad. Selected companies in the steel industry´s value chain in Argentina are invited to participate according to their export profile. The program aims at increasing their medium-term export capabilities through a broad industrial, commercial and institutional support program. In addition, the company finances SMEs' purchases of steel used in the manufacture of their export products.

INSTITUTIONAL INITIATIVES

The ProPymes institutional assistance program supports small and medium-sized enterprises (SMEs) in various ways to strengthen their connections with government entities and communities, and to address shared concerns. This program includes initiatives such as developing strategies to ensure fair competition in the local market, especially in response to the potential impact of unfairly traded imports. It also involves collaborating with industry chambers to establish technical standards for industrial products. Additionally, the program focuses on enhancing the competitiveness of SMEs, implementing measures and activities aimed at improving their overall performance.

The ProPymes program also promotes the participation of SMEs in major national events, allowing them to

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21st ProPymes Seminar in Argentina
At the 21st edition of the ProPymes seminar in Argentina, Ternium's management shared their vision about the future of industrial sector in Argentina with program-affiliated companies.

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reach a wider audiences. Furthermore, Ternium organizes events to bring SMEs’ representatives together with government officials, economists and journalists to discuss the sector’s economic context and outlook in Mexico and Argentina.

In Mexico, the ProPymes event is biannual and includes awards for SMEs excelling in quality or safety certifications, capital expenditures, import substitution, export promotion and its trajectory within ProPymes programs.

In Argentina, the annual event features panels and interviews designed to allow SMEs’ executives share their experiences and lessons learned. During the 21st ProPymes Seminar in Argentina, we conducted a live demonstration of the steel framing construction system, which is based on steel. In just 4 hours we assembled a complete structure of a 60 m2 house, showcasing one of its key advantages: the rapid construction speed compared to traditional systems based on bricks and cement.

THE ROBERTO ROCCA TECHNICAL GENE INITIATIVE

In early 2013, Ternium’s community program, the
Roberto Rocca Technical Gene, expanded its reach to
the value chain through ProPymes. The goal was to inspire Ternium’s customers and suppliers to adopt the technical schools assistance model in their nearby communities.

The Technical Gene program operates on the belief that industrial companies play a crucial role in promoting high-quality technical education and fostering a long-term industrial culture, serving as a bridge between young individuals and employment opportunities within the industry. The program focuses on training teachers and facilitating student internships in SMEs.

Additionally, the Technical Gene program aims at enhancing the educational infrastructure and equipment of technical schools within the sphere of influence of these SMEs. As of the end of 2022, the program had engaged 45 technical schools in various locations and was receiving support from multiple companies.

EXPOAGRO FAIR IN ARGENTINA

Ternium supports local organizations and events that
foster technological advancements and promote
the adoption of sustainable production practices
in its target markets. Recently, the company sponsored an award during the ExpoAgro fair in Argentina. The award recognizes innovative projects focused on boosting productivity and operating in an environmentally sustainable manner.

The award ceremony was held as part of the larger ExpoAgro event organized by the agribusiness sector. This sector plays a significant role in the country's GDP and accounted for 9% of Ternium's shipments in Argentina in 2022. Ternium's sponsorship of such initiatives reflects its commitment to driving progress and sustainability in the industries it serves.

+100 THOUSAND PEOPLE ATTENDED THE EVENT	70 PROJECTS COMPETED FOR THE AWARD

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	117

KEY FIGURES

SPONSORED TRAINING COURSES FOR SMEs # OF ATTENDANTS AND TRAINING HOURS /PER YEAR

PROPYMES’ FINANCIAL ASSISTANCE $ MILLION

PROPYMES’ SPONSORED INDUSTRIAL PROJECTS #

PROPYMES’ SPONSORED TECHNICAL SCHOOLS # OF SCHOOLS

(*)    Activity in 2020 was affected by restrictions related to the
COVID-19 pandemic.

118. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

COMMITMENT TO INTEGRITY

SUSTAINABLE DEVELOPMENT GOALS

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	119

		GOALS & ACTIONS	KPIs
GOALS	_ _ _ _ _ _ _ _

Ensure compliance with the law as a guiding principle in all relationships at Ternium
Guarantee transparency in information and decision-making processes
Enhance ethical behavior and promote compliance within the company
Encourage employees to act fairly, loyally, and honestly, in line with Ternium's core values
Mitigate risks associated with specific functions, countries and governments, and third-party transactions
Ensure that the behavior of Ternium's business partners aligns with the company's sustainability values and principles
Promote the responsible and conscientious use of assets
Safeguard information and assets through a robust cybersecurity program
62 TRAINING SESSIONS ON BUSINESS CONDUCT POLICY (2022).

99.6% OF ELIGIBLE EMPLOYEES ACKNOWLEDGED THE CODE OF CONDUCT & POLICY ON BUSINESS CONDUCT (2022)

99.4% ELIGIBLE EMPLOYEES RECEIVED A TRAINING COURSE ON THE POLICY ON BUSINESS CONDUCT (2022)

ACTIONS	_ _ _ _ _ _ _ _	Creating and periodically updating the company's Business Conduct program aimed at training executives or individuals in positions assessed for risk regarding the expected conduct by the company
Collaborating with Ternium University in developing and updating e-learning and training courses on the Code of Conduct and Policy on Business Conduct for Ternium's employees
Designing and regularly updating of a risk matrix, considering the nature of functions, operating country, and affiliated third parties
Annually executing SOX audits and internal compliance control procedures
Establishing policies and procedures to avoid purchases of conflict minerals
Developing standards and approval procedures for services contracted to third parties
Regularly reporting of the audit committee to the Board of Directors
Implementing a comprehensive cybersecurity program to ensure the protection of information, including personal data of Ternium employees and third parties, as well as the company's assets

47% SUBSTANTIATION RATE IN THE COMPLIANCE LINE (2022)

8 CYBERSECURITY INCIDENTS DETECTED AND CONTAINED (2022)

120. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

INCORPORATION AND STOCK EXCHANGE LISTING

Ternium S.A. is organized as a public limited liability company (société anonyme) under the laws of the Grand Duchy of Luxembourg, and its American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE: TX). The company holds controlling stakes in steel companies operating in the Americas.

San Faustin S.A. indirectly holds a 65% controlling interest in Ternium. Furthermore, San Faustin has controlling interests in Tenaris, a global supplier of steel pipes and related services primarily for the energy industry, which holds an additional 11% interest in Ternium.

In addition to controlling Ternium and Tenaris, San Faustin controls Tecpetrol, an oil and gas company; Techint, an engineering and construction company; Tenova, a supplier of equipment and technology for iron mining and steel; and Humanitas, a network of hospitals in Italy.

Share capital structure, voting right, and shareholders' meetings

Ternium has an authorized share capital of a single class of 3.5 billion shares with a nominal value of $1.00 per share entitling to one vote per share. As of December 31, 2022, there were 2,004,743,442 shares issued and outstanding, of which 42,960,625 were held in treasury.

Each ADS represents ten shares. Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and owners and beneficial owners from time to time of ADSs of the Company.

ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct voting to the depositary bank. Holders of ADSs maintaining non-certificated positions must follow instructions given by their broker or custodian bank.

According to the company’s articles of association, the annual general shareholders' meetings are held in Luxembourg (or in a foreign country if circumstances
Solid corporate governance is crucial for organizational success, transparency, accountability, and stakeholder trust, ensuring ethical practices, effective decision-making, and long-term sustainability.

of force majeure require) within six months from the end of the previous financial year. At present, Luxembourg law does not impose any limitations on non-resident shareholders' rights to hold or vote the Company's shares.

CORPORATE GOVERNANCE AND INTERNAL CONTROLS: STRENGTHENING TRANSPARENCY AND ACCOUNTABILITY

The company's Board of Directors currently consists of eight members. Among them, three directors are independent according to the company's articles of association and applicable SEC regulations. The Board of Directors has an audit committee comprising three independent members.

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	121

Employment requirement: Embracing and complying with Ternium's Code of Conduct and Business Conduct Policy.

The audit committee's charter outlines various matters, including its purpose and responsibilities. These encompass recommendations, appointments, re-appointments, and removals of the company's external auditors, overseeing their independence, and reviewing and approving their fees. In collaboration with management, the audit committee reviews the audit plan, audit-related services, and non-audit services. Additionally, it reports to the Board of Directors on the adequacy of the systems of internal control over financial reporting. Moreover, as per the company's articles of association and the audit committee's charter, the audit committee is obligated to review and, if applicable, approve significant transactions between the company or its subsidiaries and related parties. To ensure transparency, procedural fairness, and compliance with relevant provisions and regulations, the company has adopted a Related Party Transactions Policy and Procedure, which outlines guidelines and procedures for the identification, review, approval, and management of related party transactions. This policy also adheres to Luxembourg rules concerning the approval and disclosure of material related party transactions, as well as Section 314.00 of the NYSE Listed Company Manual.

Ternium maintains an Internal Audit department that reports to the chairman of the Board of Directors and, in terms of internal control over financial reporting, to the Audit Committee. The Internal Audit department evaluates and ensures the effectiveness of internal control processes, risk management, and governance.

122. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

TERNIUM’S CORPORATE VALUES

Ternium has adopted a Code of Conduct incorporating guidelines and standards of integrity and transparency that apply to all directors, officers and employees. As far as the nature of each relation permits, the principles described in the Code of Conduct also apply to relations with company contractors, suppliers and associated persons.

The company's Code of Conduct covers various guidelines to ensure a healthy and safe work environment, respect for human and labor rights, environmental protection, fair and transparent competition, and the safeguarding of data privacy for employees and business partners.

Additionally, Ternium has adopted a Code of Ethics for Senior Financial Officers to supplement its Code of
Conduct, which applies specifically to the Chief Executive Officer, the Chief Financial Officer, the Chief Accounting Officer or controller, or other persons performing similar functions.

In addition, the company has adopted a Conflicts of Interest and Non-Competition Policy, a Policy on Business Conduct, a Code of Conduct for Suppliers, an Anti-fraud Policy, a Policy on Securities Trading, a Policy on Financial and Accounting Controls, and a Policy on Personal Data Protection.

As a condition of employment, eligible employees (salaried employees and managers, excluding plant supervisors) must acknowledge and commit to complying with Ternium’s Code of Conduct and Policy on Business Conduct.

SELECT CODES	SELECT POLICIES	SELECT PROCEDURES

Code of Conduct ––– Code of Conduct for Suppliers ––– Code of Ethics for Senior Financial Officers	Business Conduct ––– Transparency ––– Anti-Fraud ––– Securities Trading ––– Financial and Accounting Controls ––– Personal Data Protection	Disclosure Procedure (relevant information) ––– Transactions Between Related Parties

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	123

Business conduct compliance program

Ternium has appointed a Business Conduct Compliance Officer (BCCO) reporting to the CEO and the Audit Committee, who has the responsibility of identifying and preventing possible corruption risks and promoting a culture of ethical and transparent conduct, and for designing, implementing and supervising the Compliance Program, aligned with the requirements of applicable national and international laws against corruption and bribery, such as the US Foreign Corrupt Practices Act and the 1997 OECD Convention on Combating Bribery of Foreign Public Officials.

Ternium developed its Business Conduct Compliance Program (BCCP) with the objective of preventing bribery and mitigating corruption risks. The BCCP is aimed at promoting the implementation of business conduct best practices, both internally and when interacting with customers, suppliers, state-controlled entities and other third parties. The BCCP is focused on ten core preventive measures: risk assessment, normative framework, communication, advisory, training, acknowledgement, monitoring and auditing, third party due diligence and monitoring, disciplinary actions and remediation, and benchmarking.

In order to define the scope of application and concentrate efforts, sensitive functions are identified based on a risk matrix that takes into account the type of operation, the country of operation, and/or the involved parties. Individuals occupying or performing these functions generally become the focal point of the corporate compliance program activities. However, regardless of the aforementioned, all Ternium employees are obliged to acknowledge and adhere to the guidelines of the Code of Conduct upon joining the company.

Ternium’s Code of Conduct and Policy on Business Conduct explicitly prohibit any form of illegal payment and strictly enforce a zero-tolerance policy. The documents also provide detailed guidelines for conducting due diligence when engaging third-party representatives on behalf of Ternium. Internal procedures govern charitable contributions and hospitality expenses extended to third parties, such as meals, gifts, and business trips. Facilitating payments are strictly prohibited.
Ternium’s Compliance Program is aimed at promoting the implementation of business conduct best practices, both internally and when interacting with customers, suppliers, state-controlled entities and other third parties.

Ternium has defined specific procedures for hiring professional services providers that act on behalf of or otherwise represent the company before governmental entities, including those retained to assist in obtaining permits or licenses, customs agents, advisers and law firms. These procedures include a due diligence process, internal authorizations and contract provisions to ensure third-party’s commitment to Ternium’s anti-bribery policies.

Monitoring procedures and audits are carried out regularly to validate the effective implementation of the BCCP and the investigation of any conduct contrary to the Policy on Business Conduct or its principles.

The company also closely monitors potential conflicts of interest that may arise with its employees. These conflicts can manifest in various forms, such as when an employee has personal interests that could influence their decision-making in favor of their own interests rather than those of the company. They can also arise in situations where a person has relationships or financial ties with other parties that could compromise their objectivity, such as when making hiring decisions,

124. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

conducting business transactions, or making investment choices.

In September 2022, a new conflict of interest disclosure campaign was launched with the intention of updating the status of company employees. In those cases where an affiliation with public officials is formally declared, the Human Resources team involves the Business Conduct Compliance sector to assess whether the employee's duties can be carried out without compromising the company's interests.

The company recognizes the significance of effective communication in cultivating an ethical culture within the organization. The company places a high priority on maintaining constant communication with directors, senior managers, and employees to enhance their understanding of compliance risks and the importance of adhering to applicable principles and regulations. This comprehensive program encompasses various communication methods, including top-down messages, management meetings, newsletters, articles, and intranet announcements.

Ternium encourages active participation from all departments and emphasizes the value of seeking guidance when encountering red flags or ambiguous situations. By fostering open communication and promoting awareness, Ternium aims to strengthen its ethical framework throughout the organization.

Training on anti-bribery policies and procedures

Ternium has implemented an extensive training program on anti-bribery policies and procedures. This program aims at training Ternium’s employees on the company’s ethical commitment along with providing a clear set of guidelines and values. Eligible employees have to complete a mandatory e-learning course that includes the resolution of practical cases and a final evaluation and, according to their level of exposure, participate in an on-site or live training workshops as well.

99.4% of Ternium’s eligible employees have completed the mandatory training course on the company’s Policy on Business Conduct in e-learning format. In 2022, Ternium delivered 62 live training sessions with 517 participants in total. Our anti-bribery training program also reaches third parties that represent or act on behalf of Ternium. 913 third-party’s employees have completed Ternium’s mandatory training program on corruption prevention, which has been implemented in e-learning format.

SUSTAINABLE SOURCING AND STRONG SUPPLIER GOVERNANCE

Ternium makes most of its purchases through Exiros, a specialized procurement company owned 50%/50% with Tenaris. Ternium’s suppliers undergo, through Exiros, a rigorous selection process to ensure that adequate governance standards are in place, in compliance with applicable laws and regulations and in line with the company’s Code of Conduct for Suppliers, which includes, among other items, ethical behavior, compliance with the law, and health, safety, human rights and environmental management commitments.

In early 2023, Ternium’s Board of Directors approved a sustainable sourcing policy to uphold ethical standards throughout the company's value chain. This policy encompasses various principles, including compliance with the law, ensuring a safe work environment, respecting fundamental rights and human dignity, promoting diversity, rejecting all forms of discrimination, protecting the environment, addressing climate change proactively, safeguarding Ternium’s and related parties' information and assets, and implementing corporate governance practices for ethical behavior.

Compliance with these principles will be monitored, considering the nature of the business relationship with Ternium, and will be taken into account when entering or renewing agreements. The goal is to promote responsible practices and ensure that sustainability and ethical considerations are integrated into Ternium’s value chain operations.

Conflict Minerals Reporting Requirements

Ternium has implemented a Procedure for Compliance with Conflict Minerals (sourced from regions characterized by armed conflict and human rights abuses), which includes an annual request to suppliers in the form of the "RCOI Form." This form aims at determining

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	125

Ternium has implemented an extensive training program on anti-bribery policies and procedures, aiming at training its employees on the company's ethical commitment, while providing them with a clear set of guidelines and values.

whether any conflict minerals necessary for the functionality or production of Ternium’s products, whether manufactured by Ternium or by third parties contracted by Ternium, may have originated in a Covered Country. All responses to the RCOI Form are thoroughly reviewed by Ternium. If necessary, potential conflict minerals suppliers are asked to provide additional information or clarifications.

Only a negligible portion of Ternium’s products (representing less than 2% of the company sales) may contain conflict minerals. In 2022, Ternium identified and surveyed 38 potential conflict minerals suppliers. As of the present date, 100% of the surveyed potential conflict minerals suppliers have confirmed that none of their products, including raw materials, contain conflict minerals originating from a Covered Country.

In addition to the RCOI Form, the Policy incorporates conflict-minerals-free-sourcing clauses, which have been included in Ternium’s General Terms and Conditions for the Purchase of Goods and Services.

Based on the information obtained through the aforementioned procedures as of the present date, Ternium has no reason to believe that any products manufactured by Ternium or contracted by Ternium to be manufactured by third parties contain conflict minerals necessary for the functionality or production of such products that have originated from a Covered Country.

For more detailed information, please refer to Ternium’s SD Form submitted to the SEC on May 11, 2023.

COMPLIANCE LINE

Ternium has established and encourages the use of its Compliance Line. This confidential channel is available to all employees, suppliers, customers and other stakeholders who wish to report any type of alleged breaches of the Code of Conduct and Ternium’s policies. The Compliance Line is managed by the Company’s Internal Audit Department, which is independent of the operating areas, under the supervision of the Company’s Audit Committee.

The identity of the reporting person and the reported fact itself remain confidential as long as it is so permitted by applicable laws and regulations. Ternium takes action, as necessary, to avoid retaliation against those who use the Compliance Line in good faith. Ternium’s Compliance Line is available in Spanish, Portuguese and English. Reports may be submitted in person, online, by email or through our toll-free numbers available in most of the countries where Ternium operates.

In February 2022, the Company enhanced its Compliance Line in accordance with best market practices, technological developments and applicable regulatory requirements. For example, the new system facilitates the submission of complaints (including the possibility of reporting from a mobile device by scanning a QR code) and allows for interaction with the reporting person.

126. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

Ternium establishes and encourages the use of its confidential Compliance Line, available for all employees, suppliers, customers, and other stakeholders to report any alleged breaches of the Code of Conduct and other policies.

The renewed Compliance Line was publicized, accompanied by a communication campaign in all Ternium operating locations.

Compared to previous years, complaints submitted during 2022 have significantly increased. In 2022, 47% of analyzed complaints were substantiated and resulted in corrective actions, including dismissals, termination of commercial relationships and improvements in the Company’s internal control environment. 38% of complaints were related to workplace environment matters.

Shareholders’ compliance line

In addition, Ternium has a web-based confidential channel for investors to communicate their concerns directly to the company’s Audit Committee, which regularly reviews the status of all reports received through this line with the assistance of our Internal Audit Director.

RISK MANAGEMENT

Ternium has established a Critical Risks Committee (CRC), which reports to the company’s CEO. While management is responsible for identifying and managing risks, the CRC facilitates the identification and assessment of critical risks, the development of mitigating actions and the monitoring of ensuing action plans. Critical risks are escalated through the usual reporting lines and decision-making is the responsibility of managers.

The company has categorized risks according to the potential area impacted, the likelihood of their occurrence and the severity of a potential impact. The main identified risks include threats to the proper operation of machinery and processes, cybersecurity and environmental issues. The CRC also assesses climate change risks and mitigation plans are defined as needed.

TERNIUM'S PROACTIVE APPROACH IN THE FACE
OF GROWING CYBER THREATS

Ternium recognizes the escalating risk of cyberattacks in the current digital landscape, particularly the growing prevalence of ransomware attacks. In response to this concerning trend and the regulatory actions implemented by agencies in the U.S. and EU, Ternium has taken proactive measures to enhance its cybersecurity defenses. The company is committed to fortifying its systems and protecting against potential threats, ensuring the safety and integrity of its digital infrastructure. By prioritizing cybersecurity, Ternium aims to mitigate risks and maintain the trust of its stakeholders in an evolving and challenging cybersecurity landscape.

Ternium is focused on protecting the company and its stakeholders against information security breaches and cyber-attacks, has implemented various controls at different stages. The first stage involves using firewalls as perimeter controls to prevent unauthorized access to Ternium’s systems by external parties. To enhance this control, the company has engaged a specialized SOC IT/

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	127

OT (Security Operation Center) service to monitor the systems in real-time, ensuring the continuous effectiveness of their control measures. In the event of security incidents, Ternium promptly conducts thorough analyses of all their equipment to identify and isolate any threats, thus minimizing any potential negative consequences for the company.

Regarding internal users, Ternium has defined access profiles for different systems based on each position. Whenever a user requests access to a system or application, or when there is a need to modify their IT profile due to a position change, the Compliance sector carries out compatibility, segregation, and competence controls between the user's role and the requested access.

Ternium has taken significant measures to enhance its cybersecurity defenses and effectively address potential risks. Through strengthened controls, robust processes, and proactive procedures, the company has better positioned itself to monitor, detect, and respond to hacking, malware infections, cybersecurity breaches, and related threats. The company has also launched awareness campaigns and conducted ethical phishing exercises to strengthen its resilience against cyber threats. Regular training sessions for executives and employees have been implemented to improve their capacity to recognize and report potential cybersecurity incidents.

Of all the cybersecurity incidents that were detected in 2022, only eight were highly sophisticated and all of them were contained. None of the attacks led to any known breaches of Ternium’s business-critical IT systems and, as such, did not result in any material business impact.

128. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors		Executive Officers

Chairman	Paolo Rocca	Chief Executive Officer	Máximo Vedoya

Vice-Chairman	Daniel A. Novegil	Chief Financial Officer	Pablo D. Brizzio

	Roberto Bonatti	Ternium Mexico	César A. Jiménez Flores
	Carlos A. Condorelli	President
Vincent R. Gilles Decalf (*)
	Gioia M. Ghezzi (*)	Ternium Argentina	Martín A. Berardi
	Lorenza Martinez Trigueros(*)	President
Gianfelice M. Rocca
		Ternium Brasil	Titus F. Schaar
President
Secretary	Arturo Sporleder
		International Business Unit	Héctor Obeso Zunzunegui
President

Audit Committee		Chief Planning Officer	Oscar Montero Martínez

Chairman	Vincent R. Gilles Decalf (*)	Chief Industrial and	Pablo H. Bassi
	Gioia M. Ghezzi (*)	Engineering Officer
Lorenza Martinez Trigueros(*)
		Chief Technology Officer	Carlos Polidori
(*) Independent Directors
		Chief Information Officer	Roberto Demidchuk

		Chief Human Resources	Rodrigo Piña
Officer

		Vicepresident Global EHS	Marina Chiesa

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	129

INVESTOR INFORMATION

Global Investor Relations and Compliance Senior Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
Phone: +54 11 4018 8389
U.S. toll free: 866 890 0443

Luxembourg Office	ADS Depositary Bank
26, Boulevard Royal - 4th floor	BNY Mellon
L2449 - Luxembourg	Computershare
Luxembourg	P.O. Box 43078
Phone: +352 2668 3152	Providence, RI 02940-3078

Stock Information
New York Stock Exchange (TX)
CUSIP Number: 880890108

Internet
www.ternium.com

ANNEXES

AGUA DE SERVICIOS
BAJA PRESION
DE 2° PASO
AGUA

DE 1° PASO
AGUA DE SERVICIOS
BAJA PRESIÓN
DE 2° PASO
AGUA
DESMINERALIZADA
DE CONCENTRADOS

132. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

ANNEX 1: GRI, SASB & TCFD INDEXES

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	133

GRI CONTENT INDEX
In this section, Ternium presents the economic, environmental, and social topics that have been prioritized for inclusion in our Sustainability Report. These topics are reported in reference to the Global Reporting Initiative's (GRI) Standard.

Ternium conducted a materiality analysis in 2019 to establish a consistent reporting framework for a minimum five-year cycle, following GRI's four-step process. This involved identifying key economic, social, and environmental topics through industry research, benchmarking, international standards, and priority subjects. These topics were then prioritized through a consultation process involving employees, suppliers, customers, community organizations, business associations, investors, press, and academic institutions.

To finalize the selection of material topics, the results were examined in light of the company's long-term strategy and implemented programs. This analysis produced a materiality matrix that ranks relevant economic, environmental, and social topics based on their impact on stakeholder assessments and decisions, as well as their significance to the company. The Materiality Matrix has been included in the company’s sustainability report for the year 2019, on page 90.

Additionally, the included topics are annually reviewed with senior directors to consider any new interests that may arise through the interactions with various stakeholders:

▪Employees: We prioritize transparent communication through feedback check-ins, town hall meetings, surveys, and performance reviews. In 2022, our CEO held four Live Talks followed by Q&A sessions, allowing employees to ask questions. We hosted Ternium’s Safety Day for employees and managers to discuss safety issues and improve operations.
•Customers: We actively engage in dialogue with our customers to understand their needs. Through long-term partnerships, we create opportunities for supply chain and digital integration. In 2022, some customers requested our participation in sustainability surveys and CSR audits. They also sought information on Ternium’s sustainability performance for benchmarking using systems like CDP or EcoVadis.

▪Suppliers: We closely engage with our suppliers to strengthen the steel supply chain. Our ProPymes program plays a key role in this endeavor. Moreover, our procurement entity Exiros, jointly owned by our sister company Tenaris, provides valuable insights on suppliers' key concerns and priorities.

▪Communities: We establish ongoing communication with local communities near our main facilities. This includes organizing face-to-face gatherings led by our area managers and creating dedicated social media platforms for each community, actively encouraging them to express their concerns and informing them about pertinent operational updates.

▪Investors: We actively engage with shareholders through regular communication via conference calls, meetings, and anonymous feedback. This ensures information exchange and keeps us updated on emerging trends.

▪Industry Associations: our involvement in industry associations enables collaboration with peers to address common challenges, share best practices, and establish unified standards for the steel industry's future.

134. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

Statement of use	Ternium has reported the information cited in this GRI content index for the period January 1st 2022 to December 31st 2022 with reference to the GRI Standards.
GRI 1 used	GRI 1: Foundation 2021

TOPIC	DISCLOSURE	DISCLOSURE TITLE	PAGES

GRI 2: General Disclosures 2021
The organization and its reporting practices	2-1	Organizational details	118
	2-2	Entities included in the organization’s sustainability reporting	20-F 2022 F-14
	2-3	Reporting period, frequency and contact point	Year 2022, annual 129
	2-4	Restatements of information Except for the specific indicators mentioned, the information has not undergone any restatements.	143
2-5
External assurance
The data referred to GHG emissions under the worldsteel methodology and GHG Protocol has been verified by a third party. The results are available on Ternium's website at https://investors.ternium.com/English/ternium/financial-information/default.aspx

Activities and workers	2-6	Activities, value chain and other business relationships	14-108 20-F 2022 - 25
	2-7	Employees	80-147
	2-8	Workers who are not employees	147
Governance	2-9	Governance structure and composition	118 20-F 2022 - 88
	2-10	Nomination and selection of the highest governance body	20-F 2022 - 88
	2-11	Chair of the highest governance body The chairman is not a senior executive in the organization	128
	2-12	Role of the highest governance body in overseeing the management of impacts	118 20-F 2022 - 88
	2-13	Delegation of responsibility for managing impacts	118 20-F 2022 - 88
	2-14	Role of the highest governance body in sustainability reporting Ternium's Sustainability Report is approved by the company's CEO
	2-15	Conflicts of interest	118 20-F 2022 - 94
	2-16	Communication of critical concerns	20-F 2022 - 94
	2-17	Collective knowledge of the highest governance body	20-F 2022 - 88
	2-19	Remuneration policies	20-F 2022 - 93
	2-20	Process to determine remuneration	20-F 2022 - 93
Strategy, Policies and Practices	2-22	Statement on sustainable development strategy	8
	2-23	Policy commitments Ternium's policies are available at: www.ternium.com/en/company/policies	63-79
	2-24	Embedding policy commitments	8

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	135

TOPIC	DISCLOSURE	DISCLOSURE TITLE	PAGES
	2-26	Mechanisms for seeking advice and raising concerns A confidential channel to report possible irregularities is available at: www.ternium.com/en/compliance-line	118
	2-28	Membership associations	20-F 2022 - 88
Stakeholder engagement	2-29	Approach to stakeholder engagement	8-133
	2-30	Collective bargaining agreements	147

Topic Standards
Economic	GRI 201-1	Direct economic value generated and distributed	32
	GRI 202-2	Proportion of senior management hired from the local community	80-149
	GRI 203-1	Infrastructure investments and services supported	92-151
Ethic and integrity	GRI 205-2	Communication and training about anti-corruption policies and procedures	118-151
Environmental	GRI 301-2	Recycled input materials used	38-52-145-146
	GRI 302-3	Energy intensity	38-144
	GRI 303-1	Interactions with water as a shared resource	52-145
	GRI 303-2	Management of water discharge-related impacts	52-145
	GRI 303-3	Water withdrawal	52-145
	GRI 303-5	Water consumption	52-145
	GRI 305-1	Direct (Scope 1) GHG emissions	38-144
	GRI 305-2	Energy indirect (Scope 2) GHG emissions	38-144
	GRI 305-3	Other indirect (Scope 3) GHG emissions	38-144
	GRI 305-4	GHG emissions intensity	38-144
	GRI 305-7	Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	38-145
	GRI 306-3	Waste generated	52-145-146
	GRI 306-4	Waste diverted from disposal	52-145-146
	GRI 306-5	Waste directed to disposal	52-145-146
Social	GRI 401-1	New employee hires and employee turnover	150
	GRI 403-1	Occupational health and safety management system	64-150
	GRI 403-2	Hazard identification, risk assessment, and incident investigation	64-150
	GRI 403-4	Worker participation, consultation, and communication on occupational health and safety	64-150
	GRI 403-5	Worker training on occupational health and safety	64-150
	GRI 403-6	Promotion of worker health	64-92-150
	GRI 403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	64-150

136. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

TOPIC	DISCLOSURE	DISCLOSURE TITLE	PAGES
	GRI 403-8	Workers covered by an occupational health and safety management system	64-150-151
	GRI 403-9	Work-related injuries	64-150
	GRI 404-1	Average hours of training per year per employee	80-149
	GRI 404-2	Programs for upgrading employee skills and transition assistance programs	80
	GRI 404-3	Percentage of employees receiving regular performance and career development reviews	80-149
	GRI 405-1	Diversity of governance bodies and employees	80-147
	GRI 413-1	Operations with local community engagement, impact assessments, and development programs	92-151

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	137

SASB IRON & STEEL PRODUCERS CONTENT INDEX

TOPIC	ACCOUNTING METRIC	CODE	PAGES

Greenhouse Gas Emissions	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	EM-IS-110a.1	38-144

	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	EM-IS-110a.2	12-38

Air Emissions	Air emissions for the following pollutants: (1) CO, (2) Nox (excluding N2O), (3) SOx, (4) particulate matter (PM10), (5) manganese (MnO), (6) lead (Pb), (7) volatile organic compounds (VOCs), and (8) polycyclic aromatic hydrocarbons (PAHs)	EM-IS-120a.1	52-144

Energy Management	1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	EM-IS-130a.1	38-52-144
	(1) Total fuel consumed, (2) percentage coal, (2) percentage natural gas, (3) percentage renewable	EM-IS-130a.2	38-144
Water Management	(1) Total fresh water withdrawn, (2) percentage recycled, (3) percentage in regions with High or Extremely High Baseline Water Stress	EM-IS-140a.1	52-145
Waste Management	Amount of waste generated, percentage hazardous, percentage recycled	EM-IS-150a.1	145
Workforce Health & Safety	(1) Total recordable incident rate (TRIR), (2) fatality rate, and (3) near miss frequency rate (NMFR) for (a) full-time employees and (b) contract employees	EM-IS-320a.1	64-150

Supply Chain Management	Discussion of the process for managing iron ore and/or coking coal sourcing risks arising from environmental and social issues	EM-IS-430a.1	20-F 2022 - 14

ACTIVITY METRIC	CODE	PAGE

Raw steel production, percentage from: (1) basic oxygen furnace processes, (2) electric arc furnace processes	EM-IS-000.A	47
Total iron ore production (1)	EM-IS-000.B
Total coking coal production (2)	EM-IS-000.C	N/A

(1) 3.5 million tons in 2022 (2) Coking coal and other metallurgical coals are externally supplied.

138. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

TCFD CONTENT INDEX

DISCLOSURE		PAGES

Governance	a) Describe the board’s oversight of climate-related risks and opportunities.	38-118
	b) Describe management’s role in assessing and managing climate-related risks and opportunities.	38-118 20-F 2022, 9, F-38
Strategy	a) Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term.	38
	b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.	38 20-F 2022, 9, F-38
	c) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2˚C or lower scenario.	38
Risk Management	a) Describe the organization’s processes for identifying and assessing climate-related risks.	12-38-118
	b) Describe the organization’s processes for managing climate-related risks.	12-38-118
	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.	12-38-118
Metrics and Targets	a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	12-38-144
	b) Disclose Scope 1, 2 and, if appropriate, Scope 3 GHG emissions, and the related risks.	38-144
	c) Describe targets used by the organization to manage climate-related risks and opportunities and performance against targets.	12-38

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	139

ANNEX 2: UN SUSTAINABLE DEVELOPMENT GOALS INDEX

140. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

OUR COMMITMENT TO SUSTAINABLE DEVELOPMENT GOALS

"We reaffirm our commitment to the UN Global Compact Initiative and to continue integrating its principles into the company’s strategy, culture and day-to-day operations."
  Máximo Vedoya, CEO.

GOAL	TARGET	SOME SPECIFIC ACTIONS	PAGE

		Supporting nearby communities’ access to basic services in times of adversity while reducing vulnerable individuals’ exposure to economic, political and social crises
	1.4	Contribution to TECHO’s housing project in Argentina addressing poverty in settlements (605 houses, 72 tons of steel)
	1.5	Donation of $200,000 to Ukraine in response to its humanitarian crisis	92
		Promoting our people’s health and well-being by means of preventive initiatives and concrete actions
	3.1	Campaigns against breast cancer and introduction of breast reconstruction surgery service among employees in NOVA
	3.4	Establishment of a COVID-19 pandemic-driven psychological support hotline for employees in Mexico
	3.5	Online training on prevention and treatment of substance abuse for operators in Argentina
	3.8	Efforts to achieve greater medical coverage: operation of Hospital Clínica Nova in Monterrey and Clínica Aquila in the mining region of Michoacán with IMSS; influenza and COVID vaccination campaigns among our employees	92
	3.d	Preventive campaigns about recurrent diseases; post-pandemic effects and cases survey, treatment and follow-up
		Directing a significant portion of Ternium’s community investments towards education, as a catalyst for equal opportunities and individual and social progress
	4.1, 4.5, 4.c	$18 million invested in educational programs in the communities where the company operates in 2022	92
	4.1, 4.3, 4.4, 4.a	Educational projects: announcement of the construction of a new RR Technical School in Santa Cruz, Brazil and continuation of RR Technical Gene and Volunteering Program, improving schools in Mexico, Argentina, and Brazil	92
	4.6	Continuity of RR After School Initiative, with increases in math and Spanish proficiency levels	92-108
	4.b	Grants of RR Scholarships: 185 high school students and 100 university students involved in 2022	92
	4.c	Strong emphasis in providing continuous learning opportunities for teachers	92
		Valuing the diversity of its employees and contributing to the empowerment of women
	5.1, 5.2	Inclusive work environment framework: commitment To WEPs, Diversity and Work Environment and Free of Harassment Policy and Human Rights Policy, establishment of an anonymous reporting line: Compliance Line, continuity of Diversity+ Program and Lean In Circles, implementation of the Flexible Program and paid leave for recent parents and caregivers	80
	5.5	Progress in increasing women’s representation in managerial positions and in the BoD	80
		Ensuring the efficient use of this key natural resource by developing a site-specific strategy according to its availability and supporting nearby communities during water shortage
	6.1	Response to a water shortage in Nuevo León, Mexico: wells transferred for public use, water donated for domestic use in communities surrounding our main facilities	52

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	141

GOAL	TARGET	SOME SPECIFIC ACTIONS	PAGE

	6.3	Water quality improvements in San Nicolás site in Argentina	52
	6.4	Efficient design of water-use circuit: 100% closed circuit in Colombia, use of sewage water in Mexico, low water intensity rate per ton of crude steel in Mexican facilities	52
	6.6	Active involvement in reforesting and restoration of fire and landslide-affected areas. Intervention in projects to study and improve land and marine biodiversity	52
		Enhancing operational energy efficiency and increasing renewable energy utilization
	7.2	Renewable energy projects: upcoming wind farm project to replace purchased electricity in Argentina smaller on-site projects of solar energy	12-38
	7.2, 7.3	Advancing Ternium's Energy Efficiency Program. Progress in the process of certifying the main plants under ISO 50001	12-38
		Promoting sustainable economic growth and productive employment
	8.1	Sustained economic growth: increase of 27% in EBITDA in the last 5 years; over 20,500 employees	16-18
	8.2	Economic productivity achievements through strategic initiatives: state-of-the-art hot rolling mill and R&D center in Pesquería, downstream and upstream project announcements in Pesquería, increased participation in Usiminas' control group, technology development and employee skill enhancement	18-30
	8.3, 8.a	Empowered SMEs within its industry's value chain via the ProPymes Program	108
	8.4	Decoupling economic growth from environmental degradation: 99% material efficiency rate in steel operations, 27% of steel scrap per ton of crude steel, increased co-product utilization, waste water reuse	52
	8.6	Boosting students' interest in pursuing industrial careers via ETRR, Technical Gene and AfterSchool Program	92
	8.8	Promoting a safe working environment: Occupational H&S Policy, H&S Management System, use of technology for the detection of unsafe actions and tools to reject unsafe tasks	64
		Building resilient infrastructure and fostering innovation
	9.3	Financial assistance through the ProPymes program: promotion of investments to improve productivity and increase the installed capacity of SMEs for more than 20 years	108
	9.4	Infrastructure upgrades: downstream project in Pesquería: hot-dip galvanizing line, cold rolling mill, push-pull pickling line, new logistics center in San Nicolás facility in Argentina, projects for environmental improvements. Investment of $18 million in 2022 to boost technical education and school infrastructure	18-30-38-52 -92
	9.5, 9.b	Expansion of R&D center in Pesquería, Mexico, with an investment of $16 million in 2022	18
		Reducing inequalities based on education, health and integration projects
	10.2	Social inclusion initiatives: educational programs covering the entire school cycle; health services: Hospital Comunitario at Clínica NOVA and Clínica AQUILA in Mexico	92
	10.3	Equal opportunity workplace through: disability inclusion program in Argentina, opportunities committee, lean in circles, usage of bias-free recruitment technology, maternity mentoring, updated parent leave, compliance line	80-118
	10.b	Encouragement to SMEs to grow though Propymes programs, with direct financial assistance and as a link with banks	108
		Promoting resilient and sustainable cities and human settlements, envisioning steel as a vital component of the circular economy
	11.1	Project for renovating plant peripheries in Nuevo León (with Placemaking Foundation and Green Agreement for Monterrey)
	11.4	Protection and promotion of cultural heritage of Ternium´s communities: Nuevo León Photo Library, Ternium´s Latin American Film Festival and musical events	92

142. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

GOAL	TARGET	SOME SPECIFIC ACTIONS	PAGE

	11.6	Implementation of measures to reduce negative environmental impact in water, air and waste issues	52
		Taking a proactive approach to sustainable consumption and production
	12.2	Circular economy: sale of co-products to other industries, recycling of all steel scrap from production processes and scrap purchased from third parties, sale of granulated slag generated in the blast furnaces to the cement industry, cleaning of recovered gases from coke and blast furnace batteries used to generate energy	38-52
	12.4	Management of waste in accordance with the regulations of the countries where Ternium operates	38-52
	12.6	Integration of ESG info in its Sustainability Report and encouragement of its value chain to take appropriate actions	108
		Taking action towards climate change and its impacts
	13.1	Identification and assessment of risks related to climate change and development of action plans by the CRC	38
	13.2	Integration of climate change measures into its strategy: quarterly BoD surveillance, scenario analysis and project evaluations, associated plans for 20% emission intensity reduction by 2030	12-38
	13.3	Improved employee awareness on environmental topics through Ternium University	80
	13.a	Investment in climate change related projects of $19 million in 2022	38
	13.b	Promotion of environmental discussion in the value chain supported by ProPymes Environment program	108
		Conserving and sustainably using water, preserving the surrounding flora and fauna
	14.1	Water treatment plant improvement projects	52
	14.2	Ongoing study in Sepetiba Bay in Brazil focused on the dolphin boto cinza to monitor their health and behavior	52
		Leading efforts and resources to protect and preserve biodiversity
	15.1, 15.2, 15.5	Initiatives for conservation and restoration of ecosystems: donation of funds and trees to reforest areas of Chipinque Ecological Park and mining areas, as well as of steel products to support the recovery of the Iberá wetlands in Argentina	52
		Promoting accountable and inclusive actions to long-term sustainability
	16.5	Wide dissemination and implementation of its business conduct policy and program among employees	118
	16.7	Recognition as one of the best places to work for the LGBTQ+ community in Mexico for the third consecutive year	80
		Strengthening the global partnership for sustainable development
	17.1	Active engagement in Chambers and Associations (worlsteel, Alacero, Canacero)	108
	17.6, 17.16, 17.17	Establishing partnerships with other institutions: in education: throught ETRR Tech Gene program and ProPymes, in climate change: MoU with Vale and alliances with Tenova for the development of carbon capture equipment and hydrogen-based burners and in health: partnering with Humanitas to share medical expertise	12-38-92-108
	17.19	Reporting of economic, financial, environmental, social and governance indicators following international frameworks: GRI, SASB, TCFD and reporting on specific issues, such as climate change: CDP	8- 132

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	143

ANNEX 3: HISTORICAL DATA

144. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

HISTORICAL DATA

In this section, Ternium has compiled historical data and additional information related to the selected environmental and social topics for its 2022 Sustainability Report, according to the materiality assessment. Historical data related to the selected economic topics has been compiled in pages 29 and 30.

The financial and operational information contained in this report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared according to IFRS and IFRIC interpretations as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons.

		2020	2021	2022

ENVIRONMENTAL DATA
Environmental and Energy Management Systems
% of employees and contractors working at ISO 14001 certificated facilities		98%	97%	98%	(1)
% of crude steel produced under ISO 14001 certificated facilities		100%	100%	100%
% of crude steel produced under ISO 50001 certificated facilities		63%	63%	84%
Mining operations certified with ISO 14001	% operations	100%	100%	100%	(2)
Investment in environment and decarbonization	$ million	37.3	79.8	108.9

Energy and Emissions (3) GRI 302.3 / 305.1 / 305.2 / 305.3 / 305.4 / 305.7 - SABS EM-IS-110a.1 / EM-IS-120a.1 / EM-IS-130a.1 / EM-IS-130a.2
Energy intensity	GJ/ton crude steel	22.0	23.9	22.7
Total energy consumed	TJ		254,472	236,242
% of grid electricity			62%	61%
Total fuel consumed	TJ		204,565	195,316	(4)
Coal			64.0%	70.8%
Natural gas			26.0%	28.8%
Renewable			0.1%	0.1%
Others			10.0%	0.3%
Emission intensity - scopes 1, 2 and 3	CO2 ton /ton crude steel	1.76	1.80	1.80	(5)
Direct emission intensity- scope 1	CO2 ton /ton crude steel	1.57	1.62	1.60
Indirect emissions intensity related to electricity - scope 2	CO2 ton /ton crude steel	0.12	0.11	0.12
Indirect emissions intensity related to raw materials - scope 3	CO2 ton /ton crude steel	0.08	0.07	0.08
Direct emission - scope 1	CO2 million tons	15.3	17.2	16.6
Indirect emissions related to electricity - scope 2	CO2 million tons	1.2	1.2	1.2

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	145

		2020	2021	2022

ENVIRONMENTAL DATA
Indirect emissions related to raw materials - scope 3	CO2 million tons	0.8	0.8	0.8
CO2 Capture and usage	CO2 million tons	0.2	0.2	0.3
Dust emissions - Particulate matter	Kg/ton crude steel	0.22	0.22	0.24	(6)
Oxides of nitrogen (NOx)	Kg/ton crude steel	0.74	1.21	0.79	(6)

Water Management (7) GRI 303.3 / 303.5 – SABS EM-IS-140a.1
Total water intake	million m3		766.7	798.1
Total water consumed	million m3		50.2	50.9
Total water intake excluding power plants	million m3	178.6	157.0	159.7
surface water		90%	88%	88%
groundwater		6%	6%	6%
third-party water		4%	6%	6%
Total water consumed excluding power plants	million m3		44.1	46.4
Steelmaking sites water intake (excluding power plants)	million m3		149.6	151.1
Steelmaking sites water intake intensity (excluding power plants)	m3/ ton crude steel	17.6	14.1	14.5
Steelmaking sites water consumed (excluding power plants)	million m3	36.3	39.3	40.8
% of water intake in regions with high or extremely high baseline water stress			11%	11%
% of water consumed in locations with high or extremely high baseline water stress			27%	33%

Water Management at Mexican Facilities(8)
Water intake	million m3	15.7	17.3	18.2
groundwater		55%	54%	51%
third-party water		45%	46%	49%
Fresh water	million m3	11.7	11.8	12.3
Other water	million m3	5.9	5.4	5.8
Internal treated and recycled water	million m3	1.8	1.6	1.1
Water intensity	m3/ ton crude steel	3.2	3.2	3.3

Materials and waste(9) GRI 306.3 / 306.4 / 306.5 – SABS EM-IS-150a.1
Material Efficiency		99.6%	99.2%	99.4%	(10)

146. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

		2020	2021	2022

ENVIRONMENTAL DATA
Steel scrap recycled	million tons	2.6	3.1	2.8	(11)
Recycled input materials used (steel scrap/new steel)		27%	29%	27%
Reused materials and co-products sold to third parties	million tons	4.7	4.8	5.1
Blast Furnace slag to cement industry	million tons	1.7	1.9	1.9
Mix Rock® & other mixes to cement industry	thousand tons	99.0	128.4	137.1	(12)
Mining waste (tailings)	million tons	5.7	6.1	6.3	(13)
Accumulated mining waste (tailings)	million tons	85.6	91.7	98.0	(13)
Total Waste	thousand tons	110.4	174.7	102.5
Waste directed to disposal	thousand tons	65.7	129.9	91.5
Non-hazardous waste	thousand tons	54.9	115.3	81.2
Landfill	thousand tons	54.9	115.3	81.2
Hazardous waste	thousand tons	10.8	14.7	10.3
Incineration	thousand tons	0.1	0.0	0.1
Landfill	thousand tons	10.7	14.6	10.2
Waste diverted from disposal	thousand tons	44.7	44.8	11.0
Non-hazardous waste	thousand tons	43.1	38.2	5.8
Recycling	thousand tons	41.1	37.5	5.0
Preparation for reuse	thousand tons	2.0	0.7	0.8
Hazardous waste	thousand tons	1.6	6.6	5.2
Recycling	thousand tons	1.6	6.6	5.1
Preparation for reuse	thousand tons	0.0	0.0	0.1

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	147

		2020	2021	2022

SOCIAL DATA
Headcount (14) GRI 2-30 / 2-7 / 2-8 / 202.2 / 401.1 / 404.3 /405.1
Management	# of People	1,265	1,329	1,401
Salaried	# of People	2,344	2,344	2,461
Hourly	# of People	15,059	14,927	15,183
Supervisors	# of People	1,505	1,542	1,465
Total employees (full-time)	# of People	20,173	20,142	20,510
Trainees (part-time)	# of People	306	438	560
External employees (contractors and externals from headcount)	# of People	15,107	15,929	14,454
Full time employees covered by collective bargaining agreements		75%	74%	73%

Diversity of governance bodies and employees (15) GRI 405.1
Management by gender, age and nationality
Female		14%	15%	15%
Male		86%	85%	85%

≤ 29 years old		1%	3%	3%
30 - 49 years old		72%	70%	66%
≥ 50 years old		27%	27%	31%

Argentine		33%	32%	31%
Brazilian		12%	12%	12%
Colombian		4%	4%	4%
Mexican		44%	45%	46%
Other Nationality		8%	7%	7%

Salaried by gender, age and nationality
Female		37%	39%	39%
Male		63%	61%	61%

≤ 29 years old		22%	24%	27%
30 - 49 years old		64%	62%	56%
≥ 50 years old		14%	15%	17%

148. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

	2020	2021	2022

SOCIAL DATA
Argentine	17%	16%	16%
Brazilian	19%	19%	18%
Colombian	8%	8%	8%
Mexican	49%	50%	52%
Other Nationality	7%	7%	6%

Hourly by gender, age and nationality
Female	2%	3%	3%
Male	98%	97%	97%

≤ 29 years old	23%	21%	20%
30 - 49 years old	60%	62%	62%
≥ 50 years old	17%	17%	18%

Argentine	30%	28%	28%
Brazilian	20%	20%	19%
Colombian	6%	6%	6%
Mexican	41%	43%	44%
Other Nationality	2%	2%	3%

Supervisors by gender, age and nationality
Female	3%	3%	3%
Male	97%	97%	97%

≤ 29 years old	5%	5%	4%
30 - 49 years old	61%	62%	63%
≥ 50 years old	33%	33%	33%

Argentine	33%	32%	34%
Brazilian	11%	10%	11%
Colombian	6%	5%	6%
Mexican	47%	48%	45%
Other Nationality	4%	4%	4%

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	149

		2020	2021	2022

SOCIAL DATA
GRI 405.1
At December 2022 the Board of Directors was composed of 9 members, 7 men, and 2 women, all over 50 years old. The distribution by nationality is the following: 3 of them are Italian citizens, 2 of them are Argentine citizens, 2 are Mexican citizens, 1 is a British & Italian citizen and 1 is a French and Luxembourg citizen. In December 2022, there were 11 executive officers, all of them male. In terms of the distribution by age, one of them was in the range between 30 and 49 years old, and the rest were over 50 years old. The composition by nationality is as follows: 9 of them are Argentine citizens, and 2 of them are Mexican citizens.

Proportion of top management hired from the local community GRI 202.2
Country
Argentina		100%	100%	100%
Brazil		58%	55%	58%
Colombia		33%	33%	0%
Mexico		41%	40%	43%

Average hours of training per year per employee (16) GRI 404.1
Management	Hs/per year	15	27	43
Salaried	Hs/per year	25	36	42
Hourly	Hs/per year	39	44	40
Supervisors	Hs/per year	25	24	34
Total	Hs/per year	36	40	40

Female	Hs/per year	29	38	43
Male	Hs/per year	36	40	40

Performance and career development reviews GRI 401.1 / 404.3
Management & Salaried (M&S)		96%	93%	90%
Hourly		36%	33%	34%
Supervisors		97%	93%	92%
Upwardfeedback (M&S)		95%	96%	97%
Employees' satisfaction rate (M&S)		85%	76%	N/A	(17)

150. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

		2020	2021	2022

SOCIAL DATA
GRI 401.1
Employee turnover for the year 2022 was 8%. Rate according to gender: 8% female, 9% male. Rate according to age: 11% under 30 years old and 7% in the categories 30-50 years old and over 50 years old. Rate according to the region: 8% Argentine, 9% Brazil, 19% Colombia, 6% Mexico and 8% other countries.

Health and Safety (18) GRI 403.5 / 403.8 / 403.9 - SASB EM-IS-320
Injuries frequency rate (IFR)	# injuries with and without lost days x 1Million/Hours worked	2.71	2.63	2.22
Employees		2.61	2.83	1.97
Contractors		2.80	2.45	2.45
Lost time injuries frequency rate (LTIFR)	# injuries with lost days x 1Million/Hours worked	0.84	0.79	0.63
Employees		0.89	0.80	0.52
Contractors		0.78	0.78	0.73
Fatalities	#	0	0	1	(19)
Fatality frequency rate (FFR)	# fatalities x1Million/Hours worked	0.00	0.00	0.01	(19)
Major Injury Frequency Rate (MIFR)	# major injuries x 1Million/Hours worked	0.38	0.40	0.28
Employees		0.27	0.46	0.28
Contractors		0.48	0.34	0.27
Near Miss Frequency Rate	# High Risk incidents x 1Milllion/Hours worked	9	8	7
Employees		13	12	10
Contractors		5	4	4
Safety training hours	# hours per year	112,001	260,488	340,223
Safety training hours participation	# of employees and contractors	10,060	14,745	17,934
Safety hours program walks	# of sessions	142,269	139,085	195,231
Safety hours program participation	# of employees and contractors	1,891	2,017	2,515
Ten Life-Saving Rules compliance audits	# per year	26,778	23,177	30,452
Health and Safety audits	# per year	184,653	184,631	199,175
Positive approaches	# per year	100,236	115,950	144,298
H&S System Coverage	% of employees and contractors	100%	100%	100%
H&S System Coverage (internally audited)	% of employees and contractors	100%	100%	100%	(20)

THE COMPANY	ENVIRONMENTAL SOCIAL GOVERNANCE	ANNEXES	151

		2020	2021	2022

SOCIAL DATA
H&S System Coverage (externally certified)	% of employees and contractors	68%	70%	91%	(21)
Investment in Health and Safety	$ million	27	38	74

Community GRI 413.1
Internship Hours	hours/Per year	19,040	28,195	33,200
Community Investments	$ million	11.1	17.3	21.2	(22)
Education Investments	$ million	2.9	4.8	18.0
Technical Gene program - Teachers	# of Participants	116	66	100
Technical Gene program - Students	# of Participants	319	4,432	4,655
After school program participation	# of Students	307	312	307
Roberto Rocca Education Program (high school)	# of Scholarships	763	804	789
Roberto Rocca Education Program (undergraduate)	# of Scholarships	361	369	387
Roberto Rocca Education Program (PhDs)	# of Scholarships	9	10	12
Volunteering Program	# of volunteers	218	262	1,390
Volunteering Program	hours / per year	3,352	1,256	17,998

Small and Medium-sized Enterprises Program (ProPymes) (23) GRI 413.1
Small and medium-sized enterprises participation	# SMEs	1,821	1,823	2,043
Sponsored training courses	# attendants	5,257	4,925	5,359
Sponsored training courses	hours in class /per year	72,909	95,851	94,462
ProPymes sponsored technical schools	# of Schools	43	45	45
ProPymes sponsored industrial projects	# of Projects	297	399	450
Financial assistance - direct	$ million	5.7	0.5	1.3
Financial assistance - as link with banking institutions	$ million	13.5	18.8	10.3

Integrity GRI 205.2
Training sessions on Ternium's policy on business conduct	# sessions	93	68	62	(24)
Training sessions on Ternium's policy on business conduct	# participants	786	524	517	(25)
Acknowledgment and commitment to abide Ternium's Code of Conduct and Policy on Business Conduct	% eligible employees	99.8%	99.5%	99.6%
Training course on the company's Policy on Business Conduct (e-learning)	% eligible employees	99.1%	99.0%	99.4%
Compliance Line's substantiation rate		53%	52%	47%

152. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

NOTES

1. % of employees and contractors working at ISO 14001 certificated facilities. Distribution centers and corporate offices are not included in the scope.

2. Mining operations certified with ISO 14001
Mining Operations certified with ISO 14001 scope includes: Aquila mine, Tecoman Transference station and Alzada Pelletizing Plant.

3. Energy and emissions
The energy and emissions data presented herein are limited to Ternium's steelmaking facilities and are based on worldsteel's sectoral approach methodology. Carbon dioxide (CO2) emissions are the only greenhouse gas emissions reported, given the non-significant emission levels of other greenhouse gases within Ternium's processes.
Scope 1 was calculated using Tier 3 emissions factors based on specific site measurements on the main raw materials performed by Ternium. CO2 captured and sold to other industries are considered as emissions avoided.
Scope 2 emissions were estimated using location-based (Tier 2) and market-based (Tier 3) emission factors where applicable, but without accounting for clean energy certificates. If the clean energy certificates were taken into account, they would result in 1.12 million tons of CO2 and 0.11 tons of CO2 per ton of crude steel for scope 2.
Scope 3 emissions were calculated using Tier 1 and Tier 3 emission factors based on upstream emission factors provided by suppliers. It only includes category 1: purchase of good and services. The Blast Furnace slag sold to other industries is considered as emissions avoided.
The percentage of gross global scope 1 CO2 emissions subject to GHG emissions regulations or programs in 2022 was 39%.
The energy intensity ratio and total energy consumption metrics account for all energy sources used, including fuels, electricity, and the energy required for feedstock production.
Worldsteel methodology has been published as an International Standard, ISO 14404:2013 - Calculation method of CO2 emission intensity from iron and steel production. It consists of Part 1: Steel plant with blast furnace, Part 2: Steel plant with electric arc furnace (EAF) and Part 3: Steel plant with electric arc furnace (EAF) and coal-based or gas-based direct reduction iron (DRI) facility.

4. Fuel Consumption
Fuel consumption includes fuel like natural gas, fuel oil, light oil and reducing agents like coal, coke and natural gas.
"Renewables" refers to fossil free biogas. "Other fuels" include light oil and heavy oil.
Figures in 2021 were restated because they included energy from feedstocks for 20,556 TJ.

5. GHG Emissions
Emissions under GHG Protocol methodology: Ternium’s total emissions calculated under under GHG Protocol methodology were 19.28 million metric tons of CO2eq for scope 1 and scope 2 market-based, and 6.35 million metric tons of CO2eq for scope 3 (that includes the procurement of goods and services such as steel purchases for all the operations, and upstream and downstream transportation, and employee travel only for Ternium Brasil).
Emissions from operations related to steel production and transformation were 16.94 million metric tons of CO2eq for scope 1 and scope 2 market-based, and 6.34 million metric tons of CO2eq for scope 3 (which includes the procurement of goods and services such as steel purchases for all the operations, and upstream and downstream transportation, and employee travel only for TX Brasil). Ternium´s specific emission for crude steel production resulted in of 1.44 t CO2e/t crude steel (S1 + S2) and 1.61 t CO2e/t crude steel (S1 + S2 + S3).
These figures include CO2, CH4, N2O, HFCs, PFCs, and SF6. The 2022 corporate inventory was third-party verified, using 2018 as the baseline year for all sites where it has operational control. Offices and service centers are excluded due to their low significance (<1% of the company's electricity consumption).

6. Dust emissions - Particulate matter / Oxides of nitrogen (NOx)
The information about Dust emissions - Particulate matter and Oxides of nitrogen (NOx) corresponds to steelmaking sites excluding power plants and includes only stacks emissions. Reports submitted to local authorities were used to calculate these emissions based on estimates and direct measurements.

7. Water
All water management figures are obtained from measurements and estimated calculations and defined for Ternium´s steel business excluding mining operations.
Ternium's water management strategy is designed on a case-by-case basis. Ternium's facilities in Mexico and Guatemala are located in water-stressed areas while steelmaking facilities in Argentina, Brazil, Colombia and United Sates have high surface water availability.
Regarding Ternium's water intake, excluding power plants, reused water from the power plant located in Argentina is being considered, which accounted for 116 million cubic meters in 2022, representing 91% of its total intake for steelmaking.
The percentage of water withdrawn in regions with high or extremely high baseline water stress is calculated as the total water withdrawn in areas with high water stress divided by the total water withdrawn by Ternium excluding power plants.
The percentage of water consumed in locations with High or Extremely High Baseline Water Stress it is calculated as the total water consumed (withdrawal – discharge) in areas with high water stress divided by the total water consumed by Ternium excluding power plants.
Consumption is defined by Worldsteel as the difference between water intake and discharge. The quality of the discharged water is monitored in accordance with local regulations in each country where Ternium operates.
Freshwater is water with concentration of total dissolved solids equal to or below 1,000 mg/L.

8. Water Management at Mexican facilities
Third-party water is mainly sewage water from external wastewater treatment plants or directly sourced from the city's drainage.
In 2022, less than 1% of the Mexican facilities' water intake from third parties was potable water.
Water intensity includes both the water extracted and the water recirculated within the system. Excluding recirculated water the 2022 figure is 3.1 m3 per ton of crude steel.

9. Materials and waste
The information about materials and waste only refers to Ternium's steelmaking facilities except for the information about mining tailing waste.
Total waste generated in 2022 was 102.5 thousand tons from which 15% were Hazardous. As part of our strategy to minimize the amount of total waste sent to final disposal, Ternium sends 11% of its total waste for reuse and/or recycling. All waste is reused, recycled, treated and / or disposed offsite.
To classify each type of waste, national regulations applicable to each site were considered. The destination of each type of waste is reported according to the treatment applied by each supplier.
In 2020 and 2021, some co-products/recover materials from Brazil steelmaking site were included as non-hazardous waste sent to recycling, as of 2022 are reported within co-products.
Non-hazardous waste diverted to landfill disposal in 2021 shows an increase due to inert construction waste from works in Brazil and Guerrero steelmaking sites.

10. Material Efficiency equals crude steel plus co-products divided in crude steel plus co-products and waste. Waste equals the material sent to landfill plus material sent to incineration.

11. Steel scrap recycled Includes both home carbon steel scrap and purchased carbon steel scrap.

12. Mix Rock® & other mixes supplied to the cement industry are generated by the electric-arc furnaces at Guerrero and Puebla sites in Mexico.

13. Mining tailing waste. The information regarding mining includes 50% of Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V

14. Headcount
External employees include mostly contractors of the production facilities.
In late 2021 the company restructured job positions according to the level of responsibility and market benchmark. In consequence historical headcount figures of

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salaried and managerial headcount for the years 2021 and 2020 were restated.

15. Headcount / Diversity of governance bodies and employees
In late 2021 the company restructured job positions according to the level of responsibility and market benchmark. In consequence historical headcount figures on salaried and managerial KPIs for the years 2021 and 2020 were restated.

16. Average hours of training per year per employee
During 2022 the company delivered 867,081 hours of training to 21,488 full-time employees and 24,357 hours to 308 external people. Training does not include on-site coaching by supervisors (on the job training).
Given the restructure in job positions, 2021 figures were restated. Figures for 2020 remain as previously published given data limitations.

17. Employees´satisfaction rate (M&S)
In 2022, the survey was carried out for the first time only on hourly employees (and not on managers and salaried). For more information, see "Realizing our People´s Full Potential" chapter.
18. Health and Safety
Total hours worked in million hours were 100.7, 99.9, and 87.2 for the years 2022, 2021, and 2020 respectively. The total number of hours worked by employees in 2022 was 49.7 million, while the total number of hours worked by contractors was 51.0 million.

19. Fatalities. The fatality registered in the year 2022 involved a full-time employee.

20. H&S System Coverage (internally certified)
The scope includes production facilities, service centers, and distribution centers. Commercial offices with administrative tasks, recreational facilities, schools, and clinics are excluded.

21. H&S System Coverage (externally certified)
The external certification was conducted on ISO 45001.

22. Community Investments
Community Investments in 2022 include approximately $200.000 of direct donations to Ukraine.

23. Small and medium-sized enterprises participation
In Argentina, the ProPymes program includes suppliers and
customers related to the Techint Group. Of the 2,043 SMEs, 1,422 were specifically related to Ternium's business. The information about those companies is the following: # attendants to sponsored training courses 4,117 people; #hours class per year 81,025 hours, # sponsored technical schools 38; # sponsored industrial projects 354.

24. Training sessions on Ternium's policy on business conduct (on-site)
Aimed at directors, managers and employees considered as high exposure personnel according to the following principles: i) country where they perform their duties; ii) interaction with government entities; ii) contracting, supervision or control of high-risk third parties; iii) key internal control activities, such as supplier hiring and payments.

25. Training sessions on Ternium's policy on business conduct (on-site)
During 2022, 490 employees participated in training sessions. Some of them more than once.

154. TERNIUM_SUSTAINABILITY REPORT 2022	CHAIRMAN´S LETTER	OUR SUSTAINABILITY JOURNEY

FORWARD LOOKING STATEMENTS

This sustainability report contains “forward-looking statements”, including with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance, which are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium’s securities.

All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that cause actual results, performance or events to differ materially from those expressed or implied by those statements.

These risks include but are not limited to risks relating to the steel industry and mining activities, risks relating to countries in which we operate, risks relating to our business, including uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, risks relating to the company’s structure and regulatory risks, as well as other factors beyond Ternium’s control.
RISK FACTORS

For a detailed description of Ternium’s main risk factors, please see the section "Risk Factors" included in the Company’s annual report for the year ended December 31, 2022.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated.

You should not place undue reliance on the forward-looking statements, which speak only as of the date of this sustainability report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

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